Exhibit 2.1
STOCK PURCHASE AGREEMENT

by and between

ADTALEM GLOBAL EDUCATION INC.,

and

COGSWELL EDUCATION, LLC

Dated as of December 4, 2017

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TABLE OF CONTENTS
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TABLE OF CONTENTS
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EXHIBITS
Exhibit A	Transition Services Agreement
Exhibit B	Education Services Agreement
Exhibit C	Separation Agreement
Exhibit D-1	Lease Sublease Agreement
Exhibit D-2	Lease Agreement
Exhibit E	Shared Space Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 4, 2017, is made and entered into by and between ADTALEM GLOBAL EDUCATION INC. a Delaware corporation (“Seller”) and Cogswell Education, LLC, a Delaware limited liability company (“Buyer”).  Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties”.

W I T N E S E T H:

WHEREAS, Seller, through DeVry University, Inc., an Illinois corporation (“DeVry University”), DeVry New York Inc., a Delaware corporation (“DeVry New York”) and DeVry Educational Development Corp, a Delaware corporation (“DeVry ED”; and collectively with DeVry University and DeVry New York, the “DVU Transferred Entities”), is engaged in the operation and management of a regionally accredited, Title IV Program participating, for-profit post-secondary higher education institution which has been issued an Office of Postsecondary Education Identification Number 01072700 by the DOE, providing associates, bachelors and graduate programs in the business and technology fields (the “University”);

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of DeVry University and DeVry New York (the “DVU Equity Interests”); and

WHEREAS, Buyer desires to purchase the DVU Equity Interests from Seller, and Seller desires to sell the DVU Equity Interests to Buyer, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
 DEFINITIONS

Section I.01    Definitions.  As used herein, the following terms have the following meanings:

“Accrediting Body” means any non-governmental entity, including institutional and specialized accrediting agencies, whether foreign or domestic, which engages in the granting or withholding of accreditation of postsecondary institutions or their educational programs in accordance with standards and requirements relating to the performance, operations, financial condition or academic standards of such institutions, including the HLC.

“Action” means any action, claim, demand, suit, arbitration, investigation, formal inquiry, audit, notice of violation, citation, summons, subpoena or proceeding (whether civil, criminal, administrative, regulatory or otherwise), in each case by or before any Governmental Authority or Educational Agency.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings; provided, that, from and after the Closing, (a) none of the DVU Transferred Entities will be considered an Affiliate of Seller or any of its Affiliates and (b) none of Seller or any of its Affiliates will be considered an Affiliate of any DVU Transferred Entity.

“Applicable Plans” means the New DVU Plans and Excluded Plans, as applicable.

“Balance Sheet” means the unaudited carve-out statement of financial position of the business conducted by the DVU Transferred Entities, with the adjustments described therein, as of the Balance Sheet Date.

“Balance Sheet Date” means September 30, 2017.

“Borrower Defense Claim” means any Action seeking recovery pursuant to or arising from Section 455(h) of the HEA, as amended, or 34 CFR 685.206(c) or any successor regulations thereto whereby a Title IV Program loan borrower may obtain from the DOE a discharge or comparable relief, whether in whole or in part, from repayment obligations with respect to a Title IV loan due to acts or omission of an applicable postsecondary educational institution, and the DOE may seek recovery of any such discharged loan amounts from the institution (including, without limitation, the regulations promulgated at 81 Fed. Reg. 76080 (Nov. 1, 2016) to the extent such provisions are ever legally effective and implemented by the DOE, whether in whole or in part).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in Chicago, Illinois, United States of America, are required to or may be closed.

“Business Guarantees” means all guarantees, letters of credit, including the DOE LC, letters of comfort, bonds (including both bid and performance bonds), sureties and other credit support or assurances provided by Seller or any of the Non-DVU Subsidiaries in support of any obligation of the University or the DVU Transferred Entities.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, technical documentation, curriculum documentation, Tax Returns and other Tax work papers and files, in each case, only to the extent relating to the University or the DVU Transferred Entities.

“Calculation Principles” means (a) the GAAP-consistent, except to the extent it designates the long term portion of institutional lending assets as current, accounting principles, procedures, policies, practices, estimates, judgments and methods set forth on Schedule 1.01(a) and (b) to the extent not specified on Schedule 1.01(a), GAAP consistent with the principles, procedures, policies, practices, estimates, judgments and methods applied in preparation of the Balance Sheet.  Any inconsistency between the principles of presentation in the Balance Sheet and the principles, procedures, policies, practices, estimates, judgments and methods described on Schedule 1.01(a) will be resolved in favor of Schedule 1.01(a).

“Cash” means, as of any date specified, without duplication, cash (other than Restricted Cash), short-term investments, cash equivalents and marketable securities of the DVU Transferred Entities (taken as a whole) calculated in accordance with the Calculation Principles.  For the avoidance of doubt, (a) Cash will be increased by the amount of deposits or other payments received by the DVU Transferred Entities but not yet credited to the bank accounts of the DVU Transferred Entities, to the extent that such deposits or other payments have reduced Net Working Capital, (b) Cash will be reduced by the amount of any outstanding checks or other payments issued by the DVU Transferred Entities but not yet deducted from the bank accounts of the DVU Transferred Entities, to the extent that such checks or other payments have increased Net Working Capital, (c) Cash of the DVU Transferred Entities held in bank accounts of the DVU Transferred Entities will be calculated net of amounts overdrawn from such accounts by one or more DVU Transferred Entities, and (d) Cash will be reduced by any cash deposits being held as collateral or other security for contractual obligations where the cash in these accounts cannot be withdrawn without curing with a future cash deposit or other financial obligation, including any security deposits with landlords.

“Closing Date Indebtedness” means the aggregate amount of Indebtedness (expressed in United States dollars) incurred by any DVU Transferred Entity and which remains outstanding as of 12:01 a.m. (local time in each jurisdiction where such calculation must be made) on the Closing Date; provided, that, Closing Date Indebtedness will exclude (a) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing and (b) amounts overdrawn from bank accounts of the DVU Transferred Entities to the extent such amounts have reduced Cash of the DVU Transferred Entities.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement or labor contract entered into with a union, labor organization, works council or similar employee representative governing the terms and conditions of employment of any University Employee.

“Compliance Review” means any program review, audit (including any Title IV Program compliance audit by an independent auditor pursuant to 34 C.F.R. § 668.23), investigation, subpoena seeking information concerning the University’s or the DVU Transferred Entities’ compliance with any Educational Laws, or any other compliance review of the University or DVU Transferred Entities as conducted by the DOE (including the DOE Office of Inspector General), any other Educational Agency or any federal or state Governmental Authority, other than in the course of a routine approval renewal.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Seller and an Affiliate of Buyer, dated as of March 26, 2017.

“Contract” means any written or oral contract, agreement, arrangement, understanding, lease, sublease, license, sublicense, sales order, purchase order, instrument, note, bond, promise or other commitment or obligation that is binding on any Person under Law.

“COTS License” means (a) a “shrink-wrap,” “click-through,” or “off-the-shelf” software license, or (b) any other software license that is commercially available to the public generally, with annual royalty, license, maintenance, support and other fees of $25,000 or less.

“Damages” means any losses, damages, Liabilities, interests, fines, amounts or costs paid or incurred, or claims of any kind (including Taxes) that are actually suffered or sustained, including those resulting from a Settlement or an award, including the Taxes, costs and expenses (including reasonable fees and expenses of counsel, consultants, experts, and other professional fees) associated therewith.

“Databases” means all compilations of data, the selection and arrangement of that data, and all related documentation, including documentation regarding the procedures used in connection with the selection, collection, arrangement, processing and distribution of data contained therein, together with documentation regarding the attributes of the data contained therein or the relationships among such data (including (a) whether the data must be numerical, alphabetic or alphanumeric, (b) range or type limitations of the data or (c) one-to-one, one-to-many, or many-to-many relationships with other data) and documentation regarding data structures and formats, and file structures and formats.

“DeVry Canada” means DeVry Canada, LLC, a Delaware limited liability company.

“Disclosure Schedules” means the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement or any other Transaction Document.

“DOE” means the U.S. Department of Education or any successor agency.

“DOE LC” means the Letter of Credit, number 68129526, issued by Bank of America, N.A. for the benefit of the DOE, dated as of November 3, 2016, including any replacement or successor Letter of Credit.

“Domain Name” means, collectively, the top-level domain located at a specified address on the Internet, and registration thereof, as identified in the “WHOIS” online domain name registration database, and all lower-level Internet domain names for which the domain name is a Seller, whether in the form of an address for use in electronic mail transfer, a Universal Resource Locator (URL), a file transfer protocol (FTP) location, or other form suitable for specifying the location of an electronic data file over the Internet.

“DVU Marks” means the names “DeVry” and “DeVry University”, and any derivation thereof, and anything confusingly similar thereto, and their translations into languages other than English, including, any trade names, logos, Internet addresses and Domain Names, Trademarks and related registrations and applications, in each case, that consist of or contain such names, whether or not in combination with other names.

“DVU Transaction Expenses” means, without duplication, all costs and expenses incurred by or on behalf of the DVU Transferred Entities in connection with the preparation, negotiation, execution and performance of this Agreement, the Separation Documents and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, all amounts payable at or following the Closing pursuant to any change in control, retention, stay, transaction completion or similar bonus plan, agreement or arrangement including the Severance Arrangements, as well as the employer portion of any employment Taxes required to be imposed on such amounts; provided, that, DVU Transaction Expenses will exclude (a) costs and expenses paid by Seller or any of its Subsidiaries (including the DVU Transferred Entities) prior to or as of the Closing, and (b) costs and expenses contemplated to be paid by Buyer or its Affiliates pursuant to this Agreement or any other Transaction Document.

“Earn-Out Amount” means, for each Earn-Out Year, Earn-Out EBITDA, minus the Earn-Out EBITDA Shortfall Amount, if any.

“Earn-Out CapEx” means, during each Earn-Out Year, any capital expenditures (as defined under GAAP) by the University.

“Earn-Out EBITDA” means, for each Earn-Out Year, (a) EBITDA minus (b) Earn-Out CapEx.

“Earn-Out EBITDA Shortfall Amount” means, for any Earn-Out Year, the amount, if any, by which the Earn-Out EBITDA for the immediately preceding Earn-Out Year was less than the Earn-Out Threshold, which amount shall be cumulative with any Earn-Out EBITDA Shortfall Amounts for any subsequent Earn-Out Years until such time as an Earn-Out Payment is finally determined in accordance with Section 2.07.

“Earn-Out Period” means the eight year period beginning on the first day of the second Fiscal Year following the Closing Date (or, if Closing occurs during July, August, September, October, November, December or January, then the first day of the first Fiscal Year following the Closing Date) and ending on the last day of the tenth Fiscal Year following the Closing Date.

“Earn-Out Threshold” means $5,000,000.

“Earn-Out Year” means each Fiscal Year during the Earn-Out Period.

“EBITDA” means earnings before interest, taxes, depreciation and amortization of the DVU Transferred Entities based on the audited financials of the DVU Transferred Entities.

“ECAR” means an Eligibility and Certification Approval Report issued by the DOE.

“Educational Agency” means any Person, entity or organization, whether governmental, government-chartered, private or quasi-private, that engages in granting or withholding Educational Approvals for, administers Student Financial Assistance to or for students of, or otherwise regulates private postsecondary schools in accordance with standards relating to the performance, operation, financial condition or academic standards of such schools, including the DOE, the U.S. Department of Veterans Affairs, the U.S. Department of Defense, any Accrediting Body or any State Educational Agency.

“Educational Approval” means any material license, permit, certification, accreditation, approval, registration, consent or authorization issued or required to be issued by an Educational Agency to the University or the DVU Transferred Entities with respect to any aspect of the University’s or DVU Transferred Entities’ operations subject to the oversight of such Educational Agency, including any such approval necessary (a) for the University or the DVU Transferred Entities to offer its educational programs in all jurisdictions in which it operates, (b) to offer programs online or through other distance education delivery methods in any state in which students reside; (c) for the University or the DVU Transferred Entities to participate in any program of Student Financial Assistance offered by such Educational Agency; and (d) for graduates of the University or the DVU Transferred Entities to be eligible to obtain certification or licensure, or take any examinations to obtain certification or licensure, following completion of a program to the extent the University or the DVU Transferred Entities have represented to students or prospective students that completion of such program would qualify graduates as eligible to obtain such certification or licensure, or to take such examination for certification or licensure.  For purposes of this definition, “Educational Approval” shall not include any licenses or similar approval issued with respect to the University’s employees on an individual basis.

“Educational Consent” means any filing, notice, report, consent, registration, approval, permit or authorization required to be made with or obtained from any Educational Agency in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this agreement, whether before or after the Closing, in order to maintain, continue or reinstate any Educational Approval presently held by the University or the DVU Transferred Entities.

“Educational Law” means any federal, state, municipal, foreign or other law, regulation, order, Accrediting Body standard or other requirement applicable thereto, issued or administered by, or related to, any Educational Agency or any Student Financial Assistance program.

“Effect” has the meaning set forth in the definition of Material Adverse Effect.

“Employee Plan” means each (i) written employment or consulting agreement to or under which a DVU Transferred Entity is a party or has or may have any actual or contingent liability or obligation, and (ii) employee benefit plan, program or arrangement currently sponsored, maintained or contributed to by a DVU Transferred Entity, or with respect to which a DVU Transferred Entity has or may have any actual or contingent liability or obligation (including any such obligations under any terminated plan or arrangement), including but not limited to employee pension benefit plans, as defined in Section 3(2) of ERISA, multi-employer plans, as defined in Section 3(37) of ERISA, employee welfare benefit plans, as defined in Section 3(1) of ERISA, deferred compensation plans, stock option or other equity compensation plans, equity purchase plans, phantom equity plans, bonus plans, fringe benefit plans, life, health, dental, vision, hospitalization, disability and other insurance plans, employee assistance programs, severance or termination pay plans and policies, and sick pay and vacation plans or arrangements, whether or not described in Section 3(3) of ERISA.

“Enrollment Shortfall Amount” means the amount by which the population of students enrolled at the University on May 22, 2018 for the May University session falls below 22,059 students; provided, however, that such date is consistent with past practice to the enrollment date Seller has used in previous public company disclosures. In the event May 22, 2018 is not consistent with past practice, the enrollment date would be consistent with the reporting date the University would use for its May 2018 University session in its public company disclosures, and such date will be used for determining this amount.

“Environmental Conditions” means the presence of Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, subsurface strata or ambient air) in a manner or in quantities that has resulted or would result in a violation of Environmental Laws.

“Environmental Laws” means any applicable Law relating to pollution, protection of the environment and/or protection of the health and safety of persons to the extent relating to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with a DVU Transferred Entity would be deemed a “single employer” within the meaning of Section 4001(b)(i) of ERISA and/or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Final Net Working Capital” means the Net Working Capital set forth in the Final Closing Statement and determined to be final pursuant to Section 2.05.

“Fiscal Year” means each year beginning with July 1 and ending on June 30, or such other fiscal year as may be adopted following the Closing by Buyer in its sole discretion.

“Fundamental Representations” means the representations and warranties of Seller contained in Section 3.01(a) (Organization and Qualification), Section 3.02 (Authorization), Section 3.05(a) (Capitalization), Section 3.19(a) (Title to Assets) and Section 3.21 (Brokers).

“GAAP” means generally accepted accounting principles in the United States of America.

“Gainful Employment Disclosure and Reporting Requirements” means the disclosure requirements set forth at 34 C.F.R. § 668.6 or 34 C.F.R. § 668.412, as applicable, and the reporting requirements set forth at 34 C.F.R. § 668.411, in each case only to the extent such requirements are or were validly in effect.

“Gainful Employment Rule” means the DOE regulations set forth at 34 C.F.R. Part 668 Subparts Q and R, as applicable.

“Governmental Authority” means (a) any national, federal, state, county, municipal, local or foreign or supranational government, or other political subdivision thereof, (b) any entity exercising executive, legislative, judicial, regulatory, tribunal, taxing or administrative functions of or pertaining to government, and (c) any arbitrator or arbitral body or panel, department, ministry, instrumentality, agency, court, commission or body of competent jurisdiction which, for the avoidance of doubt, includes any Educational Agency.

“Government Official” means any officer or employee of a Governmental Authority, Educational Agency or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization which, for the avoidance of doubt, includes any Educational Agency.

“Hazardous Substances” means any toxic, infectious, carcinogenic, radioactive, ignitable, corrosive, reactive or caustic substances, chemicals, waste products or materials (whether solids, liquids or gases), subject to regulation (or for which Liability may be imposed) under any Environmental Law based on their deleterious or dangerous characteristic(s) or property(ies), including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons, polychlorinated biphenyls and asbestos.

“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, or successor statutes thereto, and its implementing regulations promulgated by the DOE.

“HLC” means the Higher Learning Commission (formerly the Higher Learning Commission of the North Central Association of Colleges and Schools).

“Income Tax” means any income, franchise, net profits, excess profits or similar Taxes measured on the basis of net income.

“Indebtedness” means, with respect to any Person, without duplication, all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of property or services (other than obligations for trade payables incurred in the ordinary course of business), (d) any obligation of reimbursement relating to any letter of credit, (e) under any capitalized lease, (f) under conditional sale or other title retention agreements, (g) under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination cost thereof), (h) all guarantees of the foregoing, (i) all unpaid Taxes for all Pre-Closing Tax Periods and (j) all accrued and unpaid interest, penalties, prepayment premiums, breakage, make-whole payments, fees and other charges and amounts related to any of the foregoing.  For the avoidance of doubt, Indebtedness will exclude (i) obligations solely between or among one or more DVU Transferred Entities, (ii) the leases set forth on Schedule 1.01(b), which will be treated as operating leases, and not capital leases, for all purposes of this Agreement, (iii) the DOE LC, and (iv) guarantees, letters of credit, performance bonds, bid bonds or other sureties of any kind or nature issued by or on behalf of any DVU Transferred Entities in the ordinary course of business.

“Intellectual Property” means all of the following in any jurisdiction throughout the world:  (a) inventions (whether or not patentable and whether or not reduced to practice), patent disclosures, industrial designs and utility models; (b) patents and patent applications, together with all reissuances, continuations, continuations-in-part, divisionals, extensions, renewals and reexaminations thereof; (c) Trademarks; (d) copyrights, whether in published or unpublished works, mask work rights, software, web site content; rights to compilations, collective works and derivative works of any of the foregoing and moral and economic rights in any of the foregoing, and all applications, registrations, and renewals therefor; (e) trade secrets, know-how and confidential information, including research and development, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, financial reports and information, and business and marketing plans and proposals, and moral and economic rights of authors and inventors in any of the foregoing; (f) Software; (g) all rights to Databases and data; (h) rights, including rights of privacy and publicity, to use the names, likenesses, persona and other personal characteristics of any individual; (i) Domain Names and (j) any other intellectual property or proprietary rights.

“Intercompany Balances” means, as of any date, all balances as of such date between Seller and any Non-DVU Subsidiaries on the one hand, and any DVU Transferred Entity on the other hand, including intercompany accounts or notes receivable and intercompany accounts or notes payable.

“IRS” means the U.S. Internal Revenue Service.

“knowledge of Seller”, “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of the Persons set forth in Schedule 1.01(c), in each case after due inquiry.

“Law” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise herein, other than Educational Laws.

“Lease” means each agreement (including any amendments, addenda and exhibits) for the lease, sublease, license, holding, use, occupancy or operation of the Leased Real Property to which Seller or any DVU Transferred Entity is a Tenant Party as of the date hereof, including all amendments, renewals, extensions or other modifications thereto.

“Leased Exclusive Property” means the real property, other than the Leased Shared Property, that as of the date hereof is leased or subleased from a third party, as landlord or sublandlord, to Seller, as tenant or subtenant, and is used or held for use primarily in the conduct of the University as currently conducted.

“Leased Real Property” means, collectively, the Leased Exclusive Property and the Leased Shared Property.

“Leased Shared Property” means the real property that as of the date hereof (a) is leased or subleased from a third party, as landlord or sublandlord, to Seller, as tenant or subtenant, and is material to and used or held for use primarily in the conduct of a combination of (i) the University as currently conducted and (ii) the Retained Businesses; (b) is leased from Seller, as landlord, to any DVU Transferred Entity, as tenant, and is (i) material to and used or held for use primarily in the conduct of the University as currently conducted and (ii) located within a building or campus containing other real property owned by Seller that is material to and used or held for use primarily in the conduct of the Retained Businesses; or (c) is subleased from Seller, as sublandlord, to any DVU Transferred Entity, as subtenant, and is (i) material to and used or held for use primarily in the conduct of the University as currently conducted and (ii) located within a building or campus containing other real property that is subleased or held for sublease from Seller, as sublandlord, to one or more third parties, as subtenant(s).

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“Lien” means, with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, license, right of first refusal, right of first offer, adverse claim, restriction on use or transfer, encroachment, easement, right-of-way, title defect, levy, covenant, exercise of any other attribute of ownership or option in respect of such property, equity interest or asset.

“Material Adverse Effect” means any circumstance, development, change, event or effect (each an “Effect”) that, individually or in the aggregate, would (a) prevent, materially delay, materially impede or materially impair the ability of Seller to perform its obligations under this Agreement or (b) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the University or the DVU Transferred Entities (taken as a whole and after giving effect to the Separation); provided, however, that, with respect to clause (b), no Effect will be considered when determining whether a Material Adverse Effect has occurred to the extent such Effect resulted or arose from any of the following:  (i) any action taken or omission to act upon the request of Buyer (including any action taken or omission to act which is required or permitted by the Transaction Documents); (ii) any change or development in general economic conditions in the industries, markets or geographies in which the University operates; (iii) any change in GAAP or the interpretation of GAAP; (iv) any failure of the University to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues or business plans (provided that this clause (iv) shall not prevent a determination that any Effect underlying such failure has resulted in a Material Adverse Effect, to the extent such Effect is not otherwise excluded from the definition); (v) any natural disaster, change in the weather or climate, act of war (whether or not declared), armed hostilities or terrorism, change in political environment or any escalation or worsening thereof or actions taken in response thereto; (vi) the execution, delivery, performance, consummation or public announcement of this Agreement or the transactions contemplated by this Agreement and any adverse change in customer, governmental, vendor, employee, union, supplier or similar relationships in each case to the extent resulting therefrom or with respect thereto, including as a result of the identity of Buyer or any of its Affiliates (provided, that, this clause (vi) will not apply to any representation or warranty contained in Section 3.03 or Section 3.04 of this Agreement to the extent that it purports to address the consequences resulting from the execution, delivery, performance, consummation or public announcement of this Agreement or the transactions contemplated hereby); (vii) any change or development in financial, credit, currency or securities markets, general economic or business conditions, or political, social or regulatory conditions; but in the case of clauses (ii), (iii), (v) and (vii) only to the extent any such Effects do not, individually or in the aggregate, have a materially disproportionate adverse impact on the University or the DVU Transferred Entities (taken as a whole and after giving effect to the Separation) relative to other Persons in the industries and geographies in which the University operates.  Notwithstanding anything to the contrary set forth herein, any Action or Actions (other than any Action set forth on Schedule 3.09) involving the University or any DVU Transferred Entity filed on or prior to the Closing Date that could reasonably, individually or in the aggregate, cause Liabilities in excess of $20,000,000, shall be deemed a Material Adverse Effect.

“Net Working Capital” has the meaning set forth on Schedule 1.01(a).

“New DVU Plan” means each Employee Plan that is adopted or implemented by Seller at a DVU Transferred Entity that replicates the compensation arrangements and benefits offered under those Employee Plans listed in Schedule 3.13(a) under the heading “New DVU Plans” in which University Employees participate on the Closing Date, which Employee Plans are listed as such in Schedule 3.13(a) and which Employee Plans will become effective following the date hereof but as of or before the Closing, in each case, solely upon the prior written consent of Buyer, which consent may be withheld for any reason.

“Non-DVU Subsidiary” means any Subsidiary of Seller other than the DVU Transferred Entities.

“Organizational Documents” means any charter, certificate of formation, articles of incorporation, declaration of partnership, articles of association, bylaws, operating agreement, limited liability company agreement, partnership agreement or similar formation or governing documents and instruments of any Person.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable and assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (b) mechanics’, materialmens’, carriers’, workers’, repairers’ and similar Liens, in each case, arising or incurred in the ordinary course of business consistent with past practice for amounts that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (c) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Authority having jurisdiction over the relevant real property and which are not violated by the current use or occupancy of such real property or the operation of the University except for any violations that would not reasonably be expected, individually or in the aggregate, to materially interfere with the conduct of the University in substantially the manner currently conducted, (d) Liens of public record, (e) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to materially interfere with the conduct of the University in substantially the manner currently conducted, (f) with respect to the Leased Real Property, (i) the interests and rights of the respective landlords or sublandlords with respect to the Leased Real Property, including any statutory landlord liens and any Lien thereon and (ii) any Lien permitted under the Lease Transfer Agreements or the Leases and any ancillary documents thereto, (g) Liens disclosed in Schedule 1.01(d) and (h) Liens created by Buyer or its successors and assigns.

“Person” means an individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust or other entity or organization of any kind, including a Governmental Authority or Educational Agency.

“Personally Identifiable Information” means any information, that, alone or in combination with other information, allows the identification of an individual, including name, street address, telephone number, photograph, debit or credit card numbers, financial account numbers, government-issued identifiers (including, without limitation, social security numbers, driver’s license numbers and passport numbers), IP address, e-mail address or other online contact information, such as a user identifier or screen name.

“Post-Closing Educational Consent” means any of those Educational Consents which, pursuant to applicable Educational Law, must be effectuated or obtained following the Closing, as set forth in Schedule 3.22(b)(2).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Tax Period beginning after the Closing Date.

“PPA” means a program participation agreement issued to a postsecondary educational institution and countersigned or to be countersigned by or on behalf of the secretary of the DOE, evidencing certification of that institution to participate in the Title IV Programs.

“PPPA” means a provisional PPA issued to the University, and countersigned or to be countersigned by or on behalf of the secretary of the DOE, for the purposes of certifying the University to continue its Title IV Program participation following consummation of the transactions contemplated by this Agreement.

“Preacquisition Review Application” means a materially complete electronic application to the DOE with respect to the transactions contemplated hereby, marked for preacquisition review, together with any required exhibits or attachments.

“Pre-Closing Educational Consent” means any of those Educational Consents which, pursuant to applicable Educational Law, must be effectuated or obtained prior to the Closing, as set forth in Schedule 3.22(b)(1) hereof.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on the Closing Date.

“Preliminary Net Working Capital” means the Net Working Capital as estimated, in good faith, by Seller in the Preliminary Closing Statement pursuant to Section 2.05.

“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Private Educational Loan” means any student loan provided by a lender that is not made, insured or guaranteed under Title IV and is issued expressly for postsecondary educational expenses.

“Representative” means, with respect to any Person, such Person’s directors, legal representatives, officers, employees, counsel, financial advisors, accountants, financing sources, auditors, agents and other authorized representatives (whether third-party or otherwise).

“Restricted Cash” has the meaning set forth in the Calculation Principles.

“Retained Businesses” means all businesses now, previously or hereafter conducted by Seller or any of its Subsidiaries or Affiliates, other than the University.

“Sale of the University” means, after the Closing Date, the first to occur of (a) a transaction or series of related transactions (including by way of merger, consolidation, sale of equity or otherwise) with a third party, the result of which is that Buyer and its Affiliates are, after giving effect to such transaction(s), no longer (in the aggregate) the “beneficial owners” (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the equity securities (on a fully diluted basis) of the DVU Transferred Entities or (b) the sale, lease, transfer, conveyance or other disposition to third party, in one or a series of related transactions, of a majority of the DVU Transferred Entities’ assets determined on a consolidated basis.

“SEC” means the United States Securities and Exchange Commission.

“Seller Group” means, with respect to U.S. federal Income Taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller is the common parent and a DVU Transferred Entity is a member and, with respect to state, local or non-U.S. Income Taxes, any consolidated, combined or unitary group of which a DVU Transferred Entity, on the one hand, and Seller or a Non-DVU Subsidiary, on the other hand, are members for such state, local or non-U.S. Income Tax purposes.

“Seller Group Tax Return” means any Tax Return of any Seller Group.

“Separation Documents” means the Separation Agreement and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance and assignment as may be determined by Seller to be necessary or advisable to effect the Separation pursuant to the Separation Agreement.

“Settlement” means any settlement, compromise, or consent to the entry of judgment.

“Severance Arrangements” means (a) each individual retention agreement set forth in Schedule 3.13(a), (b) each individual severance agreement set forth in Schedule 3.13(a) and (c) each Seller separation pay policy and practice that relates to the University Employees.

“Shared Contract” means any Contract to which Seller or any of its Subsidiaries is a party with any non-Affiliated third party and which (a) benefits both the University and any Retained Business, and (b) pursuant to which the DVU Transferred Entities, individually or in the aggregate, purchased (or otherwise received) goods and/or services, directly or indirectly, from such third party in excess of $100,000 during the 12 months prior to the date of this Agreement.  For the avoidance of doubt, for purposes of this Agreement the definition of “Shared Contract” will exclude Employee Plans, which are addressed in Section 3.12(a), insurance policies, which are addressed in Section 3.17 and other corporate-level services provided by Seller, which are addressed in the Transition Services Agreement.

“Software” means computer software, programs, and Databases in any form, including websites, website content, member or user lists and information associated therewith, links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, links, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments and annotations.

“State Educational Agency” means (a) any state educational licensing authority, agency, department, board or commission that provides a license, certification, exemption or other authorization necessary for a postsecondary institution (whether its main campus, branch campus, additional location, satellite or other facility thereof) to provide postsecondary education in that state, whether at a physical location or via distance education, including any approval required under applicable state law to offer an educational program in any particular occupational field, or that is needed to participate in any Student Financial Assistance program or recruit students in that state and (b) any state governmental authority or state official having jurisdiction to enforce laws or regulations concerning misrepresentation; unfair, deceptive or abusive acts and practices; consumer fraud; or other consumer protection laws and regulations as applicable to postsecondary institutions and programs.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Student Financial Assistance” means any form of student financial assistance, grants or loans that is administered by any Educational Agency, including (a) the Title IV Programs and any other program authorized by the HEA and administered by the DOE, (b) any educational assistance program for military servicemembers and families administered by the U.S. Department of Defense and the military service branches thereof, (c) any educational assistance program for veterans administered by the U.S. Department of Veterans Affairs and the designated state approving agencies for the supervision of such programs, and (d) any state-sponsored program of postsecondary student financial aid.

“Subsidiary” means, with respect to any Person:  (a) any other Person of which such Person beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such other Person, (ii) the total combined equity interests of such other Person, or (iii) the capital or profit interests of such other Person; or (b) any other Person of which such Person has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such other Person; provided, that, from and after the Closing, none of the DVU Transferred Entities will be considered a Subsidiary of Seller.

“Substantial Control” means, with respect to a Person, (a) holding at least a 25% ownership interest in the Person, whether directly, indirectly, or together with family members (as that term is defined at 34 C.F.R. § 668.174(c)(4)), (b) representing the holder or holders of at least a 25% ownership interest in the Person, including under a voting trust, power of attorney, proxy, or similar agreement, or (c) being a member of the board of directors, a general partner, the chief executive officer, or other executive officer of the Person or an entity that holds at least a 25% ownership interest in the Person, in each case as the term “ownership interest” is defined at 34 C.F.R. § 668.174(c).

“Target Net Working Capital” means $7,500,000; provided that such amount may be increased by an amount equal to the product of (a) $14,000 and (b) any Enrollment Shortfall Amount that is less than or equal to 900; provided, further, that in no event shall the Target Net Working Capital exceed $20,100,000.

“Tax” means (i) any federal, state, local or municipal, or non-U.S. Income Tax, gross receipts, capital gains, capital stock, transfer, sales, use, goods and services, harmonized, occupation, property, escheat, abandoned or unclaimed property, excise, estimated, severance, windfall profits, stamp, duty, license, payroll, withholding, ad valorem, value added, alternative minimum, environmental, customs, social security (or similar), unemployment, disability, registration or any other taxes, assessments, charges, duties, fees, levies, imposts or other similar governmental charges of any kind whatsoever, whether disputed or not, together with all estimated taxes, fines, deficiency assessments, additions to tax, penalties and interest; (ii) any Liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or having been) a member of any affiliated group (or being included (or required to be included) in any Tax Return relating thereto); and (iii) any Liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the Liability of any other Person, including as a transferee or successor, by contract or otherwise.

“Tax Return” means any report, return, document, statement, declaration, information return or other filing supplied, or required to be supplied, to any Taxing Authority in connection with the determination, assessment, or collection of Taxes, including any attachment, schedule or supplement thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tenant Party” means the party in the role of tenant, subtenant, licensee or similar under each Lease.

“Territory” means the United States of America.

“Title IV” means Title IV of the HEA.

“Title IV Program” means a program of federal student financial assistance administered pursuant to Title IV.

“TPPPA” means a temporary provisional PPA issued to the University after Closing, and countersigned or to be countersigned by or on behalf of the Secretary of the DOE, for the purposes continuing the University’s certification to participate in the Title IV Programs on an interim basis following the Closing.

“Trade Intercompany Arrangements” means intercompany transactions for the purchase or sale of products and related services entered into in the ordinary course of business consistent with past practices and on arms’ length terms, together with any intercompany accounts receivable or intercompany accounts payable, as applicable, with respect thereto.

“Trademarks” means trademarks, service marks, certification marks, collective marks, trade dress, logos, trade names, corporate names, Domain Names and any other indication of source or origin, together with all goodwill associated therewith, and all applications, registrations and renewals therefore.

“Transaction Documents” means this Agreement, the Separation Documents, the Transition Services Agreement, the Lease Transfer Agreements, the Education Services Agreement and any other deed, bill of sale, endorsement, assignment, certificate or other instrument of conveyance and assignment as the Parties and their respective legal counsels deem reasonably necessary to vest in Buyer the Seller’s right, title and interest in, to and under the DVU Equity Interests.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“University Activities” means the operation and management of a for-profit post-secondary higher education institution granting degrees in media arts, technology and business.

“University Employee” means (a) each employee of a DVU Transferred Entity, (b) each individual whose name is set forth on Schedule 1.01(e) and (c) each individual who is hired to fill a position that is set forth on Schedule 1.01(e).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other state or local Laws requiring notice of layoffs or plant closures.

Section I.02                          Cross References.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

ACA	Section 3.13(h)
Affiliate Transactions	Section 3.20(b)
Agreement	Preamble
Allocation Schedule	Section 6.08(c)
Allocation Statement	Section 2.08
Annual Financial Statements	Section 3.06(a)
Applicable Plans	Section 7.01(b)
Assets	Section 3.19(b)
Benefit Period	Section 7.01(b)
Business Limitations	Section 8.01(b)
Buyer	Preamble
Buyer Designated Shared Contracts	Section 5.04(b)
Buyer Indemnitees	Section 9.02(a)
Buyer Replacement Contracts	Section 5.04(b)
Calculation Principles	Schedule 1.01(a)
Cap	Section 9.04(d)

Claim Notice	Section 9.03(a)
Closing	Section 2.03
Closing Date	Section 2.03
Closing Legal Impediment	Section 8.01(a)
Combined Marks	Section 5.09(a)
Confidential Information	Section 5.13(a)
D&O Indemnitees	Section 5.16(a)
Deductible	Section 9.04(a)
DeVry ED	Recitals
DeVry New York	Recitals
DeVry New York Purchase Price	Section 2.08
DeVry University	Recitals
DeVry University Purchase Price	Section 2.08
DOE Preacquisition Response	Section 8.01(b)
DVU Equity Interests	Recitals
DVU Transferred Entities	Recitals
Earn-Out Calculation	Section 2.07(b)
Earn-Out Objection	Section 2.07(c)
Earn-Out Payment	Section 2.07(e)
Ed Settlement	Section 5.08(a)
Education Services Agreement	Section 2.04(a)(vi)
Effect	Section 1.01
Elections	Section 6.08(a)
Excluded Plan	Section 7.01(d)
Existing Materials	Section 5.09(b)
Final Closing Balance Sheet	Section 2.06(a)(i)
Final Closing Documents	Section 2.06(c)
Final Closing Statement	Section 2.06(a)(ii)
Final Purchase Price	Section 2.06(a)(ii)(3)
Financial Statements	Section 3.06(a)
FTC Order	Section 5.18(b)
HCERA	Section 3.13(h)
Health Care Reform Laws	Section 3.13(h)
Health Plan	Section 3.13(h)
Indemnified Party	Section 9.03(a)
Indemnifying Party	Section 9.03(a)
Independent Firm	Section 2.06(d)
Information	Section 5.11(d)
Insurance Policies	Section 3.17
Interim Financial Statements	Section 3.06(a)
LC Requirement Expiration Date	Section 5.08(a)
Lease Agreements	Section 5.04(c)(iii)
Lease Assignment Agreements	Section 5.04(c)(i)
Lease Sublease Agreements	Section 5.04(c)(ii)
Lease Transfer Agreements	Section 5.04(c)
Licenses	Section 3.08(b)

Material Contract	Section 3.16(a)
Material Suppliers	Section 3.24
Net Working Capital	Schedule 1.01(a)
New DVU 401(k) Plans	Section 7.01(c)
Non-Assignable Contract	Section 5.06(a)
Notice of Objection	Section 2.06(c)
Order	Section 3.09
Outside Date	Section 10.01(d)
Owned Real Property	Section 3.18(a)
Parties	Preamble
Party	Preamble
Post-Closing Educational Consents	Section 3.22(b)
Potential Contributor	Section 9.05
Pre-Closing Educational Consents	Section 3.22(b)
Preliminary Closing Statement	Section 2.05(a)
Preliminary Purchase Price	Section 2.05(b)
Privileged Information	Section 5.11(d)
Privileges	Section 5.11(d)
Purchase Price	Section 2.02
Purchase Price Cap	Section 2.07(d)
Receiving Party	Section 5.06(b)
Regulatory Approvals	Section 5.03(a)
Representation Cap	Section 9.04(c)
Review Documents	Section 3.27
Sample Preliminary Closing Statement	Section 2.05(a)
Scheduled Guarantee	Section 5.07(a)
Seller	Preamble
Seller Defined Contribution Plans	Section 7.01(c)
Seller Indemnitees	Section 9.02(b)
Separation	Section 5.04(a)
Separation Agreement	Section 2.04(a)(vii)
Shared Space Agreement	Section 5.04(c)(iv)
Subleased Shared Property	Section 5.04(c)(ii)
Tax Claim	Section 6.07(a)
Tax Refund	Section 6.01(c)
Third Party Approvals	Section 5.06(a)
Third Party Claim	Section 9.03(a)
Transfer Taxes	Section 6.02
Transferring Party	Section 5.06(b)
Transition Services Agreement	Section 2.04(a)(v)
University	Recitals
University Intellectual Property	Section 3.15(d)
University IT Assets	Section 3.15(f)
University Licensed Intellectual Property	Section 3.15(a)
Unresolved Items	Section 2.06(d)

Section 1.03     Interpretation.  The table of contents, titles, headings and captions contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  Unless otherwise indicated to the contrary herein by the context or use thereof:  (a) the words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (b) the words “include,” “includes” or “including” will be deemed to be followed by the words “without limitation”; (c) masculine gender will also include the feminine and neutral genders, and vice versa; (d) words importing the singular will also include the plural, and vice versa; (e) references to “Articles,” “Exhibits,” “Sections” or “Schedules” will be to Articles, Exhibits, Sections or Schedules of or to this Agreement; (f) all Exhibits or Schedules of or to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein, and any capitalized terms used in such Exhibits or Schedules and not otherwise defined therein will have the meaning set forth in this Agreement; (g) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the sign “$” means the lawful currency of the United States of America; (i) all references to “days” mean calendar days and all references to time mean Central Time in the United States of America, in each case unless otherwise indicated; (j) any references in this Agreement to dollar amount thresholds will not be deemed to be evidence of a Material Adverse Effect or materiality; (k) whenever the words “made available to Buyer” or similar words are used in this Agreement with respect to any documents or other information, such words will mean that such documents or information were available to Buyer prior to the date of execution of this Agreement in the electronic data room maintained on behalf of Seller by Intralinks; and (l) derivative forms of defined terms will have correlative meanings.  The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, will not be applicable to the construction or interpretation of this Agreement.

Article II
 PURCHASE AND SALE

Section 2.01    Purchase and Sale.  At the Closing, upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in and to the DVU Equity Interests, free and clear of any Liens other than transfer restrictions imposed thereon by Law, in exchange for the consideration specified in this Article II.

Section 2.02    Purchase Price.  The purchase price for the DVU Equity Interests (the “Purchase Price”) will equal:  (a) $1.00, minus (b) the excess (if any) of the Target Net Working Capital over the Final Net Working Capital, plus (c) the excess (if any) of the Final Net Working Capital over the Target Net Working Capital, minus (d) Closing Date Indebtedness and minus (e) DVU Transaction Expenses.

Section 2.03    Closing.  The closing (the “Closing”) of the purchase and sale of the DVU Equity Interests contemplated hereby will take place at the offices of Jones Day, 77 W. Wacker Drive, Suite 3500, Chicago, Illinois, as promptly as practicable following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to the satisfaction or waiver of such conditions), or on such other date or at such other place as the Parties mutually agree in writing (the date on which the Closing occurs, the “Closing Date”).  Notwithstanding the foregoing, if such date is on or after the tenth day of the month in which the Closing would otherwise occur, the Closing will take place on the first Business Day of the immediately following month (unless the Buyer and Seller mutually agree to an earlier date in writing).  The Parties acknowledge and agree that (i) all proceedings at the Closing will be deemed to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) that the Closing will be deemed to have occurred at 12:01 a.m., Central Time, on the Closing Date.

Section 2.04     Closing Deliverables.

(a)            Subject to the terms and conditions hereof, at the Closing, Seller will deliver to Buyer (each in form and substance reasonably satisfactory to Buyer):

(i)            the certificates representing all DVU Equity Interests accompanied by instruments of transfer or assignment endorsed in blank and dated as of the Closing Date;

(ii)            appropriate evidence that the Pre-Closing Educational Consents set forth on Schedule 3.22(b)(1) have been made or obtained, as applicable;

(iii)            resignations of the directors and officers of the DVU Transferred Entities set forth on Schedule 2.04(a)(iii);

(iv)            the closing certificate of Seller as provided for in Section 8.02(d);

(v)            duly executed transition services agreement in the form attached as Exhibit A, which form may be amended by the Parties in accordance with Section 5.20 (the “Transition Services Agreement”).

(vi)            the duly executed Education Services Agreement in the form attached as Exhibit B, which form may be amended by the Parties in accordance with Section 5.20  (the “Education Services Agreement”);

(vii)            the duly executed Separation Agreement in the form attached as Exhibit C, which form may be amended by the Parties in accordance with Section 5.20 (the “Separation Agreement”);

(viii)            the duly executed Lease Transfer Agreements as described in Section 5.04(c);

(ix)            a statement in accordance with the requirements of Treasury Regulation Section 1.1445-2(b)(2) from an officer of Seller certifying that Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(x)            if applicable, a signed original IRS Form 8023, executed by Seller;

(xi)            the Preliminary Closing Statement;

(xii)            evidence of the receipt of (A) all Third Party Approvals and Licenses on Schedule 5.06(a) and (B) all Third Party Approvals in respect of (1) the Leases set forth on Schedule 3.18(a)(i) and Schedule 3.18(a)(ii) and (2) the Lease Transfer Agreements set forth on Schedule 5.04(c); and

(xiii)            such other customary closing documents and instruments as required by this Agreement.

(b)            Subject to the terms and conditions hereof, at the Closing, Buyer will deliver to Seller:

(i)            the duly executed Transition Services Agreement and Education Services Agreement;

(ii)            the closing certificate of Buyer as provided for in Section 8.03(c); and

(iii)            such other customary closing documents and instruments as required by this Agreement.

(c)            The Preliminary Purchase Price, as set forth in the Preliminary Closing Statement, will be paid by Buyer or Seller, as applicable, via wire transfer of immediately available funds to an account or accounts designated by Seller or Buyer, as applicable.

Section 2.05    Preliminary Closing Statement; Payment of Preliminary Purchase Price.  (a) No later than ten Business Days prior to the Closing Date, Seller will deliver to Buyer a preliminary closing statement setting forth, in reasonable detail, the Preliminary Net Working Capital, Closing Date Indebtedness and DVU Transaction Expenses (the “Preliminary Closing Statement”).  The Preliminary Closing Statement will be prepared in good faith in accordance with the Calculation Principles and this Agreement.  For illustrative purposes only, attached hereto as Schedule 1.01(a) is a sample Preliminary Closing Statement based upon the Balance Sheet and assuming the Closing were to occur as of the Balance Sheet Date (the “Sample Preliminary Closing Statement”).

(b)            The Purchase Price to be paid at the Closing (the “Preliminary Purchase Price” will equal:  (i) $1.00, minus (ii) the excess (if any) of the Target Net Working Capital over the Preliminary Net Working Capital, plus (iii) the excess (if any) of the Preliminary Net Working Capital over the Target Net Working Capital, minus (iv) Closing Date Indebtedness reflected on the Preliminary Closing Statement and minus (v) DVU Transaction Expenses reflected on the Preliminary Closing Statement.  If the Preliminary Purchase Price is less than $0.00, no consideration will be paid by Buyer at the Closing and Seller will pay to Buyer, subject to the terms and conditions of this Agreement, the absolute value of the difference between the Preliminary Purchase Price and $0.00 pursuant to wire transfer of immediately available funds.

Section 2.06    Post-Closing Adjustment.

(a)            Within 90 days after the Closing Date, Buyer will prepare and deliver to Seller:

(i)            an unaudited balance sheet of the DVU Transferred Entities (the “Final Closing Balance Sheet”) as of and at the close of business on the date immediately prior to the Closing Date; and

(ii)            a final closing statement (the “Final Closing Statement”) setting forth in reasonable detail Buyer’s good faith calculation of:

(1)            the Final Net Working Capital, Closing Date Indebtedness and DVU Transaction Expenses;

(2)            the difference between the Preliminary Purchase Price and the Purchase Price shown on the Final Closing Statement (determined in accordance with Section 2.02 by substituting the Final Net Working Capital, Closing Date Indebtedness and DVU Transaction Expenses amounts shown on the Final Closing Statement for those previously appearing on the Preliminary Closing Statement); and

(3)            the resulting final Purchase Price calculated in accordance with Section 2.02 (the “Final Purchase Price”).

(b)            The Final Closing Balance Sheet and Final Closing Statement will be prepared in accordance with the Calculation Principles and this Agreement.  Nothing in this Section 2.06(b) is intended to be used to adjust for errors, omissions or inconsistencies that may be found with respect to the Financial Statements or the Balance Sheet, or any actual or alleged failure of the Financial Statements or the Balance Sheet to be prepared in accordance with GAAP.  Buyer will prepare the Final Closing Statement and determine the Final Net Working Capital, Closing Date Indebtedness and DVU Transaction Expenses using the Calculation Principles and will not be permitted to introduce different accounting principles, procedures, policies, practices, estimates, judgments or methodologies.

(c)            Seller may dispute Buyer’s calculation of the Final Closing Balance Sheet and Final Closing Statement (collectively, the “Final Closing Documents” (or any element thereof) by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement, including the basis therefor (the “Notice of Objection”), within 45 days after Seller’s receipt of the Final Closing Documents.  Any item or amount as to which no dispute is raised in the Notice of Objection will be final, conclusive and binding on the Parties for all purposes hereunder, unless such item or amount is by its nature adjusted in connection with the matters raised in the Notice of Objection.  In the event that Seller does not deliver a Notice of Objection to Buyer within such 45 day period, Seller will be deemed to have accepted Buyer’s calculation of the Final Purchase Price set forth in the Final Closing Documents.  In the event that a Notice of Objection is timely delivered, Buyer and Seller will use their respective commercially reasonable efforts for a period of 45 days after Seller’s receipt of the Notice of Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Notice of Objection.

(d)            If Buyer and Seller are unable to resolve such disagreements within such 45 day period (or such longer period as the Parties will have agreed in writing), then an independent accounting firm of recognized national standing as may be mutually selected by Buyer and Seller (the “Independent Firm”) will be appointed, as an expert and not an arbitrator, to resolve any items that remain in dispute at the end of such period (the “Unresolved Items”), but in no case will the Independent Firm review or propose any resolution for any matters that have not been raised in the Notice of Objection.  If the Parties are not able to mutually select an accounting firm that is willing and able to serve in such capacity, then Buyer will within ten days deliver to Seller a listing of three accounting firms of nationally recognized standing, provided, that, Buyer will exclude from such list any office of such accounting firms that has worked in the past two years for Buyer or any of Buyer’s Affiliates, and Seller will within five days after receipt of such list, select one of such three accounting firms to act as the Independent Firm, which accounting firm will not have worked in the past two years for Seller or any of Seller’s Affiliates.

(e)            Buyer and Seller will instruct the Independent Firm to determine as promptly as practicable, and in any event within 45 days after the date on which such dispute is referred to the Independent Firm, based solely on the provisions of this Agreement, and the written presentations by Seller and Buyer, and not on an independent review, whether and to what extent (if any) the calculations set forth in the Final Closing Documents require adjustment.  In resolving any Unresolved Item, the Independent Firm (i) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, and (ii) may not take oral testimony from the Parties hereto or any other Person.  Seller and Buyer will give each other copies of any written submissions at the same time as they are submitted to the Independent Firm.  Buyer will bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Seller that are successful, and Seller will bear and pay a percentage of the fees and expenses of the Independent Firm that is equal to the percentage of the total dollar amount of changes to the Final Purchase Price proposed by Seller that are not successful, in each case, as determined by the Independent Firm.  The determination of the Independent Firm will be set forth in a written statement delivered to the Parties and will be final, conclusive and binding on the Parties, absent fraud or manifest error.

(f)            Each of Buyer and Seller will, and will cause their respective Subsidiaries (including, in the case of Buyer, the DVU Transferred Entities) to (i) permit the other Parties and their Representatives to have reasonable access during normal business hours to their respective books, records and other documents (including work papers, schedules, financial statements and memoranda) pertaining to or used in connection with the preparation of the Preliminary Closing Statement or the Final Closing Documents, as applicable, and the calculation of the Net Working Capital, Closing Date Indebtedness and DVU Transaction Expenses and (ii) use commercially reasonable efforts to make such Party’s employees reasonably available to, and direct its accountants to cooperate with, the other Parties to verify the accuracy of the Preliminary Closing Statement or Final Closing Documents, as applicable, provided, that, the accountants of a Party will not be obliged to make any work papers available to any other Party or its Representatives except in accordance with such accountant’s normal disclosure procedures, after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(g)            If the Final Closing Statement shows that an amount is due to Buyer (because the Preliminary Purchase Price is greater than the Final Purchase Price shown on the Final Closing Statement), Seller will owe the excess to Buyer, and Seller will promptly pay such excess to Buyer, in cash.  If the Final Closing Statement shows that an amount is due to Seller (because the Preliminary Purchase Price is less than the Final Purchase Price shown on the Final Closing Statement), Buyer will promptly pay such excess to Seller, in cash.  Any payment pursuant to this Section 2.06(g) to be made by Buyer or Seller, as the case may be, will be made by wire transfer of immediately available funds within five Business Days to such account or accounts of such other Party as may be designated by such other Party in writing.  In the event of a failure to timely make such payment, interest will accrue on such amount for the period commencing on the payment due date through the date on which such payment is made calculated at the Prime Rate.  Such interest will be payable at the same time as the payment to which it relates and will be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.  Upon payment of any difference between the Final Purchase Price shown on the Final Closing Statement and the Preliminary Purchase Price pursuant to this Section 2.06(g), Buyer or Seller, as applicable will be fully released and discharged of any obligations with respect to the other Party for the Final Purchase Price.

Section 2.07                          Earn-Out.

(a)            In addition to the Preliminary Purchase Price, Seller will be entitled, pursuant to the terms set forth in this Section 2.07, to the Earn-Out Amount for each Earn-Out Year, if any.

(b)            No later than 30 days after the date on which Buyer receives the audited financial statements in respect of the DVU Transferred Entities for the applicable Earn-Out Year, Buyer will prepare and deliver, or cause to be prepared and delivered, to Seller a calculation, together with reasonable supporting documentation, of the (i) EBITDA, (ii) Earn-Out CapEx, (iii) Earn-Out EBITDA and, to the extent applicable, (iv) Earn-Out Amount, in each case for the immediately preceding Earn-Out Year, prepared in accordance with the terms of this Agreement (the “Earn-Out Calculation”) together with a statement of the capital invested by Buyer in the DVU Transferred Entities for such Earn-Out Year.

(c)            Seller may dispute the Earn-Out Calculation (or any element thereof) by notifying Buyer in writing, setting forth in reasonable detail the particulars of such disagreement, including the basis therefor (the “Earn-Out Objection”), within 45 days of Seller’s receipt of the Earn-Out Calculation.  Any item or amount as to which no dispute is raised in the Earn-Out Objection will be final, conclusive and binding on the Parties for all purposes hereunder, unless such item or amount is by its nature adjusted in connection with the matters raised in the Earn-Out Objection.  In the event that Seller does not deliver a Earn-Out Objection to Buyer within such 45 day period, Seller will be deemed to have accepted Buyer’s calculation of the EBITDA, Earn-Out CapEx and Earn-Out EBITDA for the applicable Earn-Out Year.  In the event that an Earn-Out Objection is timely delivered, Buyer and Seller will use their respective commercially reasonable efforts for a period of 45 days after Buyer’s receipt of the Earn-Out Objection, or such longer period as the Parties may agree in writing, to resolve any disagreements set forth in the Earn-Out Objection.  If Buyer and Seller are unable to resolve such disagreements within such 45 day period (or such longer period as the Parties will have agreed in writing), then the Parties will resolve all disputes in accordance with Section 2.06(d), Section 2.06(e) and Section 2.06(f).

(d)            If the Earn-Out Calculation (as finally determined pursuant to Section 2.07(c)) reflects an Earn-Out Amount:  (i) that is less than or equal to the Earn-Out Threshold, then no payment to Seller will be required pursuant to this Section 2.07(d), or (ii) that is more than the Earn-Out Threshold, then Buyer will pay or will cause to be paid to Seller, 12.5% of the amount by which Earn-Out Amount exceeds the Earn-Out Threshold.  Notwithstanding the foregoing, in no event will Buyer be obligated to pay any Earn-Out Amount over and above a maximum aggregate amount of $20,000,000 (the “Purchase Price Cap”).  For purposes of illustration only, if the Earn-Out Amount for an Earn-Out Year equals $8,000,000, then Buyer would pay or cause to be paid to Seller an amount equal to $375,000.

(e)            For any payments Buyer is obligated to pay (or cause to be paid) pursuant to this Section 2.07 (the “Earn-Out Payment”), Buyer will pay or cause to be paid the Earn-Out Payment, as an adjustment to the Purchase Price, in cash to Seller within ten Business Days after the Earn-Out Amount for the Earn-Out Year is finally determined pursuant to Section 2.07(c).  The aggregate Earn-Out Payments paid by Buyer for the Earn-Out Period will not exceed the Purchase Price Cap.

(f)            During the Earn-Out Period:  (i) all business of Buyer and the DVU Transferred Entities with respect to the University as conducted at the Closing must be transacted through the DVU Transferred Entities, and cannot be transacted through any other Affiliate of Buyer or other Person (unless Buyer and the DVU Transferred Entities agree to consolidate the earnings of such entities or such joint ventures or similar arrangements, if applicable, for purposes of calculating the Earn-Out Payments); (ii) Buyer will not do or omit to do anything (and will cause the DVU Transferred Entities not to do or omit to do anything), the intention of which action or omission (but, for the avoidance of doubt, disregarding the effect of any such action or omission) is to hinder or prevent the DVU Transferred Entities from generating sufficient EBITDA in an effort to circumvent the payment of an Earn-Out Payment; and (iii) Buyer will not, and will cause the DVU Transferred Entities not to, with respect to the University, engage in related-party or Affiliate transactions on terms which are not generally consistent with, or which are materially less favorable to the DVU Transferred Entities in the aggregate compared to, terms that would reasonably be expected to be obtained by the DVU Transferred Entities in an “arms-length” transaction with an unaffiliated third party.

(g)            If, during the Earn-Out Period, (i) there is a Sale of the University and (ii) the aggregate Earn-Out Payments made to Seller are less than the Purchase Price Cap, Buyer will pay, or will cause to be paid, an accelerated Earn-Out Payment to Seller as follows:  12.5% of (A) any amount by which the proceeds received by Buyer in such Sale of the University exceed the capital invested by Buyer in the DVU Transferred Entities after the Closing Date (as reported to Seller in writing in each Earn-Out Calculation) and (B) an amount equal to 15% compounded annual rate of return of Buyer and its Affiliates on the aggregate cost of the DVU Equity Interests purchased by Buyer on or after the Closing Date, which accelerated Earn-Out Payment will not exceed the Purchase Price Cap less any Earn-Out Payments made to Seller prior to the Sale of the University.

(h)            Notwithstanding anything to the contrary contained in this Agreement, any amounts owing or owed to Buyer or any Buyer Indemnitees by Seller pursuant to Article IX shall be offset against any Earn-Out Payments payable by Buyer to Seller under Section 2.07.

Section 2.08                          Allocation of Purchase Price.  Within 30 days after the final determination of the Purchase Price pursuant to the terms of this Agreement, Buyer will allocate the Purchase Price between the stock of DeVry University (the “DeVry University Purchase Price”) and the stock of DeVry New York (the “DeVry New York Purchase Price”) and will deliver to Seller a written notice setting forth such amounts (the “Allocation Statement”), and the Allocation Statement will be promptly revised by Buyer as necessary to give effect to any subsequent adjustment to the Purchase Price hereunder.  After the Closing, the Parties and their respective Affiliates will consistently use the allocations set forth in the Allocation Statement for federal, state, local and other Tax purposes, including for any Tax Returns and in any administrative or judicial proceeding relating to Taxes, and such Parties agree that none of them will assert or maintain a position inconsistent with the Allocation Statement, except as may be otherwise required by applicable Law.  Buyer will determine the allocation of any subsequent adjustment to the Purchase Price, which such adjustment upon delivery to the Seller will constitute a part of the Allocation Statement for purposes of this Section 2.08.  To the extent Buyer and Seller cannot reach agreement on the Purchase Price Allocation, they will utilize the dispute resolution mechanics specified in Section 2.06(d), Section 2.06(e) and Section 2.06(f) to resolve any such disputes.

Section 2.09                          Withholding.  Buyer, Seller, and each DVU Transferred Entity, as applicable, shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under the Code, or any other provision of applicable Law.  To the extent that any amounts are so withheld, such withheld amounts (a) shall be remitted by Buyer, Seller, or the DVU Transferred Entities, as applicable, to the applicable Governmental Authority, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

ARTICLE II
 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that except as set forth in the Disclosure Schedules (but subject to Section 11.10):

Section 3.01                          Organization and Qualification.

(a)            Seller is a corporation duly incorporated, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of incorporation.  Each DVU Transferred Entity is duly incorporated, validly existing and (where such concept is applicable) in good standing (or local equivalent) under the Laws of its jurisdiction of incorporation and as specified in Schedule 3.01(a).  Seller and each DVU Transferred Entity has all requisite corporate power and authority necessary to own, lease or sublease its respective properties and assets and to carry on its respective business as presently conducted in all material respects, except, in the case of Seller, where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Seller and each DVU Transferred Entity is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its respective business or the ownership of its respective assets makes such qualification necessary and as specified in Schedule 3.01(b), except where the failure to be so qualified, in the case of Seller, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Seller has made available to Buyer true and complete copies of the Organizational Documents of each DVU Transferred Entity, and all respective amendments thereto, as currently in effect.  No DVU Transferred Entity is in material violation of any provision of such Organizational Documents.

Section 3.02                          Authorization.  Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Seller and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby.  This Agreement and each Transaction Document to be executed by Seller has been duly authorized, executed and delivered by Seller and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Buyer, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 3.03                          No Violation; Certain Contracts.  Except as set forth on Schedule 3.03, the execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Seller of its obligations hereunder and thereunder will not (a) violate any provision of the Organizational Documents of Seller or any DVU Transferred Entity, (b)  violate or result in a breach of, or constitute a default or an event that, with or without the lapse of time or both, would constitute a default, or require a consent under or require the payment of a penalty or increased fees under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Seller or any DVU Transferred Entity is or would be entitled under any provision of any Contract (including any Material Contract) or Lease to which any such Person is party, (c) assuming compliance with the matters referred to in Section 3.04, violate or result in a breach of any Law or License applicable to Seller or the DVU Transferred Entities, or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Seller or any DVU Transferred Entity, except, with respect to clauses (b), (c) and (d), in the case of Seller (other than with respect to Leases), to the extent such a violation or other result has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04                          Governmental Authorization.  The execution, delivery and performance by Seller of this Agreement and other Transaction Documents to which Seller is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority, other than compliance with any applicable requirements of the Exchange Act or any other applicable Law listed on Schedule 3.04.  For the avoidance of doubt, no representation or warranty is made in this Section 3.04 with respect to Educational Approvals or Educational Consents.

Section 3.05                          Capitalization.

(a)            Schedule 3.05 sets forth an accurate and complete list of (i) each DVU Transferred Entity, (ii) the authorized shares of capital stock of or other equity interests of each such DVU Transferred Entity, (iii) the issued and outstanding shares of capital stock of or other equity interests of each DVU Transferred Entity, and (iv) the legal ownership of each such DVU Transferred Entity.  All of the DVU Equity Interests are owned beneficially, directly or indirectly, and of record by Seller, free and clear of any Liens other than transfer restrictions imposed thereon by Law.  All of the DVU Equity Interests were duly authorized and validly issued, fully paid and nonassessable (to the extent such concept is relevant to such DVU Transferred Entity), and are free and clear of, and were not issued in violation of, any (i) conversion rights, preemptive rights, rights of first refusal, redemption rights, repurchase rights or other similar rights or restrictions on transfer (other than restrictions under applicable Law) or (ii) applicable Laws.  There are no (1) existing options, warrants, calls, rights or agreements to which Seller or any of the DVU Transferred Entities is a party requiring, and there are no securities of Seller or any of the DVU Transferred Entities outstanding that upon conversion or exchange would require, an increase to the value of any capital stock or limited liability company interest of any DVU Transferred Entity, as applicable, or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase any capital stock or limited liability company interest of any DVU Transferred Entity, (2) shares of capital stock of, membership interests that represent the capital of, or other equity interests in the DVU Transferred Entities that are reserved for issuance, or (3) bonds, debentures, notes or other Indebtedness having the right to vote on any matters on which the equityholders of any DVU Transferred Entity may vote.

(b)            Upon consummation of the transactions conemplated by this Agreement, Buyer shall own all of the DVU Equity Interests, free and clear of all Liens other than transfer restrictions imposed thereon by Law.

(c)            Except as set forth on Schedule 3.05, the DVU Transferred Entities do not own or hold any equity interest in any Person.

Section 3.06                          Financial Statements.

(a)            Schedule 3.06(a) sets forth the (i) the unaudited carve-out balance sheet, with the adjustments described therein, and the unaudited statements of income for the DVU Transferred Entities for the periods ending June 30, 2015, June 30, 2016 and June 30, 2017 (the “Annual Financial Statements”), and (ii) the Balance Sheet and the related unaudited statement of income for the three-month period ended as of the Balance Sheet Date (the “Interim Financial Statements”; and together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements (A) have been prepared from, are in accordance with, and accurately reflect the books and records of Seller in all material respects (except as may be indicated in the notes thereto), (B) fairly present in all material respects the financial position and combined results of operations of the DVU Transferred Entities as of the respective dates or for the respective time periods set forth therein, and (C) have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto or, in the case of the Interim Financial Statements, for normal and recurring year-end adjustments).  This Section 3.06(a) is qualified by the fact that the University has not operated as a separate “stand alone” entity within Seller.  The University has been allocated certain charges and credits for purposes of the preparation of the Financial Statements, as described therein.  Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the University operated as an independent enterprise.

(b)            Seller maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting related to the University.  Seller (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Seller related to the University in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed to the DVU Transferred Entities’ auditors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the ability to record, process, summarize and report financial information related to the University and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting.

Section 3.07                          Absence of Certain Developments.  Except as set forth on Schedule 3.07 and for actions taken in preparation for the transactions contemplated by this Agreement, from the Balance Sheet Date through the date of this Agreement, (a) there has not been any Effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) the University has been conducted in the ordinary course consistent with past practice in all material respects, and (c) neither Seller nor any DVU Transferred Entity has taken any action that would, if taken by Seller or DVU Transferred Entity from the date hereof through the Closing Date, require the consent of Buyer under Section 5.01.

Section 3.08                          Compliance with Laws; Licenses.

(a)            Except with respect to (i) compliance with Laws concerning employee matters (as to which certain representations and warranties are made pursuant to Section 3.12 and Section 3.13, (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.11), (iii) compliance with Laws concerning Taxes (as to which certain representations and warranties are made pursuant to Section 3.14), and (iv) compliance with Educational Laws (as to which certain representations and warranties are made pursuant to Section 3.22, no DVU Transferred Entity is, nor since June 30, 2012 has been, in conflict with, default under or violation of, or to Seller’s knowledge is being, or has been, (A) investigated for, or (B) charged by any Governmental Authority with a violation of, any Law applicable to such DVU Transferred Entity or by which any property or asset of such DVU Transferred Entity is bound or affected, except for conflicts, defaults, violations, investigations or charges that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted.  Except as set forth on Schedule 3.08(a), no investigation or review by any Governmental Authority with respect to any DVU Transferred Entity is pending or, to Seller’s knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct any such investigation or review.

(b)            The DVU Transferred Entities possess all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, concessions, grants, directives, guidelines, policies, requirements, and Orders issued or granted by a Governmental Authority necessary for the operation of the University as currently conducted (the “Licenses”), except when the failure to possess or noncompliance with any such License would not reasonably be expected, individually or in the aggregate, to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted.  No revocation, suspension, cancellation, or materially adverse modification of any of such Licenses is pending or, to the knowledge of Seller, threatened, and all fees and charges with respect to such Licenses as of the date hereof have been paid in full.  All such Licenses of the DVU Transferred Entities are in full force and effect and, subject to obtaining the Regulatory Approvals (as described in Section 5.03), will remain in full force and effect notwithstanding, and will not be materially adversely affected by, the consummation of the transactions contemplated by this Agreement.  Schedule 3.08(b) hereof includes a list of all current material Licenses issued to the DVU Transferred Entities, including the names of the Licenses and their respective dates of issuance and expiration.  For the avoidance of doubt, no representation or warranty is made in this Section 3.08(b) with respect to Educational Approvals or Educational Consents.

(c)            Since June 30, 2012, no DVU Transferred Entity or any director, officer, agent, employee or, to the knowledge of Seller, any other Person acting for or on behalf of a DVU Transferred Entity has been in violation of, or has conducted or initiated any internal investigation with respect to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other anti-bribery or anti-corruption or anti-money laundering laws applicable to the DVU Transferred Entities in any manner that would reasonably be expected, individually or in the aggregate, to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted, including any matter disclosed to a Governmental Authority.  To the knowledge of Seller, no officer, director, employee or agent acting on behalf of any DVU Transferred Entity is a Government Official.

Section 3.09                          Litigation.  Except as set forth on Schedule 3.09, since June 30, 2012 there have been no Actions pending or, to the knowledge of Seller, threatened against Seller or the DVU Transferred Entities (or against the directors, managers and/or officers of the DVU Transferred Entities that may give rise to an indemnification obligation for the DVU Transferred Entities) or otherwise arising out of or relating to the University, by or before any Governmental Authority that (a) in the case of Seller, would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Seller to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents, or (b) otherwise would reasonably be expected, individually or in the aggregate, to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted.  Except as set forth on Schedule 3.09, since June 30, 2015, there has been no order, writ, judgment, award, ruling, injunction, decree or consent decree entered by or with any Governmental Authority (collectively, an “Order”) purporting to enjoin or restrain the execution, delivery and performance by Seller of the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted.

Section 3.10                          No Undisclosed Liabilities.  The DVU Transferred Entities do not have any Liabilities except those that have been (a) adequately reflected in, reserved against or otherwise described in the Financial Statements, (b) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, material in amount, (c) incurred under this Agreement or in connection with the transactions contemplated hereby (including in the Separation), (d) set forth in Schedule 3.10 and (e) that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.  The DVU Transferred Entities do not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Exchange Act.

Section 3.11                          Environmental Matters.

(a)            Except for matters set forth on Schedule 3.11(a):

(i)            the DVU Transferred Entities, Seller and its Non-DVU Subsidiaries, and the Leased Real Property are, and since June 30, 2012 have been, in compliance with all applicable Environmental Laws with respect to the University, including but not limited to any Licenses required by applicable Environmental Laws for the operation of the University’s business as it is currently conducted;

(ii)            (A) no written notice, claim, inquiry, order, complaint, penalty, demand or request for information has been made or received by Seller and (B) there is no Action pending or, to the knowledge of Seller, threatened in writing, in each case which (1) alleges the actual or potential violation of or noncompliance with any Environmental Law or any License required by any applicable Environmental Law, alleges any actual or potential Liability, obligation, costs or Damages arising under or relating to any Environmental Law or seeks to revoke, amend, modify or terminate any License required by any applicable Environmental Law, (2) relates to the University, the DVU Transferred Entities or the Leased Real Property and (3) has not been settled, dismissed, paid or otherwise resolved without ongoing Liability, obligations or costs prior to the date hereof;

(iii)            no DVU Transferred Entity or, to the knowledge of Seller, any other Person has disposed of, arranged for the disposal of or released any Hazardous Substance for which any investigation or remediation is currently required under any Environmental Law;

(iv)            no real property currently or formerly owned, operated or leased by Seller or the DVU Transferred Entities is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list; and

(v)            neither Seller nor any DVU Transferred Entity has retained or assumed, by contract or operation of Law, any liabilities or obligations of third parties under Environmental Law.

(b)            The representations in this Section 3.11 are the sole and exclusive representations made by Seller with respect to any matters arising under any Environmental Law.

Section 3.12                          Employee Matters.

(a)            To the knowledge of Seller, with respect to the University Employees, each of the DVU Transferred Entities and Seller are in compliance, and since June 30, 2012, have complied in all material respects with all applicable Laws respecting employment, including provisions thereof relating to employment practices, labor, terms and conditions of employment, wages and hours, employment standards, occupational safety, workers’ compensation, language of work and plant closings.  Except as set forth in Schedule 3.12(a), there are no complaints, lawsuits or other proceedings pending or, to the knowledge of Seller, threatened against the DVU Transferred Entities, Seller or any of its Non‑DVU Subsidiaries brought by or on behalf of any current or former University Employees, relating to any such Laws respecting employment, which would reasonably be expected, individually or in the aggregate, to result in material Liability to the DVU Transferred Entities, taken as a whole, or otherwise materially interfere with the conduct of the University in substantially the manner currently conducted.

(b)            The terms and conditions of employment of the University Employees are not subject to any Collective Bargaining Agreement and there are no labor unions or works councils representing any University Employee or, to the knowledge of Seller, currently engaged in an organizational campaign with respect to representing any University Employee (and to the knowledge of Seller no such organizational campaign has occurred since June 30, 2012).  Since June 30, 2015, there has not been and, to the knowledge of Seller there is not presently pending, existing, or threatened, any material labor strike, lockout or work stoppage with respect to any University Employee.

Section 3.13                          Employee Benefit Plans.

(a)            Schedule 3.13(a) sets forth a true and complete list of each Employee Plan, and designates each such Employee Plan as either an Excluded Plan and/or a New DVU Plan.

(b)            With respect to each Employee Plan, Seller has made available to Buyer: (i) current, accurate and complete copies of each such Employee Plan and all contracts relating thereto (including without limitation all trust agreements, insurance or annuity contracts, investment management agreements, record keeping agreements and other material documents or instruments relating thereto); (ii) copies of the most recent Internal Revenue Service determination or opinion letter with respect to each such Employee Plan which is intended to qualify under Section 401(a) of the Code; (iii) copies of the non-discrimination testing results for the three most recent plan years; (iv) copies of the three most recent Forms 5500 annual report and accompanying schedules, the most recent actuarial report (to the extent applicable), and the most recent summary plan descriptions and any summaries of material modifications thereto; and (v) copies of material correspondence received from any Governmental Authority with respect to an Employee Plan within the past three years.

(c)            No Employee Plan is or was, and neither any DVU Transferred Entity nor any of its ERISA Affiliates has, and at no time in the past has had, or reasonably could be expected to have any obligation or liability under: (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or (iv) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(d)            Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter (a copy of which has been provided to Buyer), or has pending, or is within the remedial amendment period in which to file, an application for such determination from the IRS, and no such determination or opinion letter has been revoked nor has revocation been threatened, nor has any amendment or other action or omission occurred with respect to any such plan since the date of its most recent determination or opinion letter in any respect which would adversely affect its qualification.

(e)            With respect to each Employee Plan (other than the Excluded Plans unless such Excluded Plans could result in Liability to Buyer or any DVU Transferred Entity): (i) each has been established, maintained, funded and administered in material compliance with its terms and with all applicable Law; (ii) none are presently under audit or examination (nor has notice been received by Seller or any DVU Transferred Entity of any potential audit or examination) by any Governmental Authority; (iii) other than routine claims for benefits, there are no material proceedings or claims pending or, to the knowledge of Seller, threatened with respect to any Employee Plan to the extent it could reasonably be expected to result in Liability to Buyer or any DVU Transferred Entity; (iv) all premiums, contributions, or other payments required to have been made by Law or under the terms of any Employee Plan or any contract or agreement relating thereto as of the Closing Date have been timely made; (v) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly and timely filed or distributed; (vi) no “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA or the Code; and (vii) there have been no acts or omissions by the Seller, any DVU Transferred Entity or any ERISA Affiliate that have given or could give rise to any material fines, penalties, taxes or related charges under Sections 502(c), 502(i), 502(l), 502(m) or 4071 of ERISA or Section 511 or Chapter 43 of the Code, or under any other applicable Law, for which Buyer or any DVU Transferred Entity or any of their ERISA Affiliates may be liable.

(f)            Except as set forth on Schedule 3.13(f), no New DVU Plan or any Employee Plan provides, and neither Seller nor any DVU Transferred Entity has promised to provide, life or health insurance benefits to any University Employee (or spouse or dependent thereof) beyond such University Employee’s termination of employment or service except as required by Section 4980B of the Code or similar U.S. state Law.

(g)            Except as could not result in Liability to Buyer or any DVU Transferred Entity, Seller, each DVU Transferred Entity and their ERISA Affiliates have each complied with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and any other applicable law with respect to each Employee Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(h)            Except as could not result in Liability to Buyer or any DVU Transferred Entity, Seller, each DVU Transferred Entity and each Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is currently in compliance, in all material respects, with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder (collectively, with ACA and HCERA, the “Health Care Reform Laws”), to the extent the Health Care Reform Laws are applicable thereto.

(i)            Except as could not result in Liability to Buyer or any DVU Transferred Entity, each Employee Plan that provides deferred compensation subject to Section 409A of the Code satisfies, in all material respects, in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder.

(j)            The Seller is not and will not be obligated to pay separation, severance, termination or similar benefits to any University Employee, and no DVU Transferred Entity is or will be obligated to pay separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement, nor will any such transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any such individual under any Employee Plan or otherwise.

(k)            No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of a DVU Transferred Entity or any of its affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan or otherwise would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

Section 3.14     Taxes.

(a)            Except as set forth in Schedule 3.14(a), each of the DVU Transferred Entities has timely filed all material Tax Returns required to be filed by it on or before the Closing Date, and all such Tax Returns have been prepared in compliance with all applicable Laws and are accurate, correct and complete in all material respects.  All material amounts of Taxes that have become due and payable by each of the DVU Transferred Entities have been paid, other than any such Taxes for which adequate reserves have been established in accordance with GAAP.

(b)            Each of the DVU Transferred Entities has deducted, withheld and timely paid to the appropriate Governmental Authority all material amounts of Taxes required by applicable Law to be deducted, withheld or paid by it in connection with amounts paid or owing to, or allocated to, any employee, independent contractor, creditor, owner, stockholder, member or other third party, and each DVU Transferred Entity has timely and accurately complied with all reporting and record keeping requirements related thereto, including filing of Forms W-2 and 1099s (or other applicable forms).

(c)            Except as set forth in Schedule 3.14(c), no DVU Transferred Entity is subject to any current, pending or, proposed or threatened in writing Tax audit or examination, Tax Claim or Tax proceeding.  No DVU Transferred Entity has received from any federal, state, local, or non-U.S. Taxing Authority (including jurisdictions where none of the DVU Transferred Entities have filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Taxing Authority against any such entity, in each case, which has not been resolved as of the date hereof.

(d)            Except as set forth in Schedule 3.14(d), no DVU Transferred Entity has waived any statute of limitations with respect to any Taxes, agreed to any extension of time for filing any Tax Return that has not been filed (other than any routine extensions granted in the ordinary course of business), or consented to extend the period in which any Tax may be assessed or collected by any Taxing Authority and no such request to waive or extend is outstanding.

(e)            Except as set forth in Schedule 3.14(e), no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Tax has been proposed, asserted or assessed by any Taxing Authority against any of the DVU Transferred Entities.

(f)            Except as set forth in Schedule 3.14(f), no claim has been made in the past three years by a Governmental Authority in a jurisdiction where a DVU Transferred Entity does not file Tax Returns that a DVU Transferred Entity is or may be subject to taxation by that jurisdiction.

(g)            There are no material Liens for Taxes upon the assets of any DVU Transferred Entity or upon any of the DVU Equity Interests other than, in each case, Permitted Liens.  No Governmental Authority has threatened in writing that it is in the process of imposing any Lien for Taxes on the assets of any DVU Transferred Entity or upon any of the DVU Equity Interests.

(h)            None of the DVU Transferred Entities has any material Liability for the Taxes of any Person (other than Seller and any of its Subsidiaries, including the other DVU Transferred Entities) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract, excluding any indemnification provisions contained in debt documents or other commercial agreements, in each case, that do not primarily relate to Taxes.

(i)            None of the DVU Transferred Entities is or has been a party to any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(j)            None of the DVU Transferred Entities has constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code  within the two years prior to the date hereof.

(k)            None of the DVU Transferred Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a Tax period ending on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any similar provision of state, local, or non-U.S. Law), (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Law), (iv) any installment sale or open transaction, (v) any prepaid amount received or deferred revenue accrued or prepaid amount paid, (vi) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law) executed on or prior to the Closing Date, (vii) inclusion under Section 951 with respect to income earned or recognized or payments received prior to the Closing, (viii) any gain recognition agreement to which any DVU Transferred Entity thereof is a party under Code Section 367 (or any corresponding or similar provision of Income Tax Law) or (ix) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any Tax period ending on or prior to the Closing Date.

(l)            Except as set forth in Schedule 3.14(l), none of the DVU Transferred Entities has adopted as a method of accounting, or otherwise accounted for any advance payment or prepaid amount under, (A) the “deferral method” of accounting described in Rev. Proc. 2004-34, 2004-22 I.R.B. 991 (or any similar method under state, local or non-U.S. Law) or (B) the method described in Treasury Regulation Section 1.451-5(b)(1)(ii) (or any similar method under state, local or non-U.S. Law).

(m)            None of the DVU Transferred Entities is a party to or bound by any Tax allocation or Tax sharing or similar agreement with respect to Taxes or any “gain recognition agreement” under Code Section 367 (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law.

(n)            None of the DVU Transferred Entities has ever been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(o)            As of immediately prior to the Closing, the DVU Transferred Entities are not subject to any “section 382 limitation” within the meaning of Section 382(b) of the Code, nor have any of the DVU Transferred Entities had an “ownership change” during the “testing period” as those terms are defined in Section 382(g) and Section 382(i) of the Code, respectively.

(p)            None of the DVU Transferred Entities is a partner or a member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for federal income tax purposes.  Each DVU Transferred Entity thereof has disclosed on its federal income Tax Returns all positions taken that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(q)            Except as set forth in Schedule 3.14(q), all related party transactions involving the DVU Transferred Entities have been conducted at arm’s length in compliance with Code Section 482 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.  Each DVU Transferred Entity has maintained documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Code Sections 482 and 6662 and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(r)            Except as set forth in Schedule 3.14(r), none of the DVU Transferred Entities is currently, or has been within the past three years, the beneficiary of any Tax holidays, concessions, grants, exemptions, incentives, credits, rebates and agreements (including any agreement for the deferred payment of any Tax liability) with any Governmental Authority outside of the United States.

(s)            None of the DVU Transferred Entities is subject to Tax in any jurisdiction outside such Person’s jurisdiction of organization by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

(t)            Except as set forth in Schedule 3.14(t), the DVU Transferred Entities have properly collected and remitted sales and similar taxes with respect to sales made to their customers or have properly received and retained any appropriate tax exemption certificates and other documentation for all sales made without charging or remitting sales or similar taxes that qualify such sales as exempt from sales and similar taxes.

(u)            The representations in this Section 3.14 and, to the extent applicable, in Section 3.13, are the sole and exclusive representations made by Seller with respect to any matters relating to Taxes.

Section 3.15    Intellectual Property.

(a)            Schedule 3.15(a)(i) contains a list of all (i) issued patents and pending patent applications, (ii) Trademarks, (iii) copyright registrations and pending applications, (iv) Domain Name registrations, and (v) material unregistered trademarks and copyrights in each case, owned by any of the DVU Transferred Entities (collectively, the “University Owned Intellectual Property”), including, for each item listed, as applicable, the record owner, jurisdiction and issuance, registration or application number and date, as applicable, of such item and any action, filing, and payment known to Seller as of the Closing Date that must be taken or made on or before the date that is 120 days after the Closing Date to maintain such item in full force and effect.  Except for the COTS Licenses, Schedule 3.15(a)(ii) contains a list of all agreements pursuant to which any of the DVU Transferred Entities licenses any material Intellectual Property from any other Person (collectively, “University Licensed Intellectual Property”), and indicates whether such license is an exclusive or a non-exclusive license.

(b)            (i) The DVU Transferred Entities are the sole and exclusive owners all University Owned Intellectual Property, free and clear of all Liens other than Permitted Liens (except (x) pursuant to a Contract set forth in Schedule 3.15(i) or (y) for non-exclusive licenses granted to customers in the ordinary course of business), and (ii) no Action is pending, or to the knowledge of Seller, is threatened, which challenges the validity, enforceability, registration, ownership or use of any of the University Owned Intellectual Property or any University Licensed Intellectual Property.

(c)            Each item of the University Owned Intellectual Property and University Licensed Intellectual Property (other than applications for University Owned Intellectual Property) is valid, subsisting and enforceable as of the date of this Agreement.  Seller has made all filings and payments and taken all other actions required to be made or taken to maintain each item of the material University Owned Intellectual Property in full force and effect by the applicable deadline and otherwise in accordance with all applicable Law.

(d)            Except for the COTS Licenses and the Intellectual Property set forth in Schedule 3.15(d), the Intellectual Property owned by the DVU Transferred Entities constitutes all material Intellectual Property owned by Seller and its Subsidiaries (including the DVU Transferred Entities) and used or held for use in the conduct of the University in substantially the manner currently conducted (the “University Intellectual Property”).  The Intellectual Property licensed pursuant to any of the COTS Licenses, the University Owned Intellectual Property and the University Licensed Intellectual Property constitutes all material Intellectual Property necessary for the conduct of the University in substantially the manner currently conducted.  The execution, delivery and performance of this Agreement and the other Transaction Documents to be executed by Seller, the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Seller of its obligations hereunder and thereunder will not result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of any of the DVU Transferred Entities in any University Intellectual Property.

(e)            The conduct of the University by the DVU Transferred Entities has not in the past six years and does not currently infringe, misappropriate, dilute, or otherwise violate, any Intellectual Property of any other Person.  Neither Seller, its Non- DVU Subsidiaries, nor the DVU Transferred Entities have received any written charge, complaint, claim, demand, or notice since June 30, 2015 (or earlier, if presently not resolved) alleging any infringement, misappropriation, dilution, or other violation of the Intellectual Property of any other Person by any of the DVU Transferred Entities in their conduct of the University, or have knowledge of any basis for such claims.  No Person has infringed, misappropriated, diluted, or otherwise violated in the past three years or is currently infringing, misappropriating, diluting, or otherwise violating any Intellectual Property owned by the DVU Transferred Entities that is material to conduct of the University in substantially the manner currently conducted.

(f)            The computer systems, servers, workstations, routers, hubs, switches, circuits, networks, and other information technology equipment, hardware and Software owned, licensed, leased or controlled by the DVU Transferred Entities (collectively, the “University IT Assets”) have not materially malfunctioned or failed within the preceding three years.  The DVU Transferred Entities have in place commercially reasonable measures, consistent with current industry standards, to protect the confidentiality, integrity and security of the University IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.  The DVU Transferred Entities (taken as a whole) have not, since June 30, 2015, experienced any data security breach or failure or unauthorized data release incident, other than as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)            Seller and its Subsidiaries have used commercially reasonable efforts to protect the confidentiality of material trade secrets and material confidential or proprietary information used in the conduct of the University in substantially the manner currently conducted.  Any Person who is or was involved in the creation or development of any material University Intellectual Property has signed a valid and enforceable agreement containing an assignment of Intellectual Property to Seller or its Subsidiaries and confidentiality provisions protecting the University Intellectual Property, and, to the Knowledge of the Seller or its Subsidiaries, no party thereto is in default or breach of any such agreement.

(h)            The DVU Transferred Entities have complied with all applicable Laws and contractual obligations, and any privacy policies published by the DVU Transferred Entities, relating to (i) the privacy of users of websites owned, maintained or operated by the DVU Transferred Entities and (ii) the collection, storage, use, transfer and any other processing of any Personally Identifiable Information.

(i)            Schedule 3.15(i) sets forth an accurate and complete list of all Contracts pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right or interest in any material University Intellectual Property, other than non-exclusive licenses entered into in the ordinary course of business.

Section 3.16                          Material Contracts.

(a)            Schedule 3.16(a) sets forth a list of all Contracts (other than any Employee Plans) to which any DVU Transferred Entity is a party and Shared Contracts of the type described below that are in effect on the date of this Agreement (each Contract that is required to be listed in Schedule 3.16(a), being a “Material Contract”):

(i)            any Contract providing for the sale or license by or to any DVU Transferred Entity of materials, supplies, goods, services, equipment or assets requiring annual payments to or from such DVU Transferred Entity of $250,000 or more that is not terminable with less than 90 days’ notice without material penalty by such DVU Transferred Entity;

(ii)            any partnership, joint venture, franchise or other similar equity investment agreements with any Person other than a DVU Transferred Entity;

(iii)            any Contract that contains an exclusivity provision, “most favored nation” provision, provisions granting a right of first refusal, a right of first negotiation or similar rights or any similar term for the benefit of a third party, in each case involving revenues or expenses of a DVU Transferred Entity of more than $250,000 in any fiscal year ended after June 30, 2012;

(iv)            any Contract that contains a put, call, right of first refusal or similar right pursuant to which Seller or any DVU Transferred Entity would be required to purchase or sell, as applicable, any equity interests of any DVU Transferred Entity or which grant a right to sell to such DVU Transferred Entity or purchase from a DVU Transferred Entity any material asset (other than in the ordinary course of business);

(v)            any Contract (other than related to any Intercompany Balances) relating to any loan, other extension of credit or indebtedness (including any other obligations of the DVU Transferred Entities for borrowed money, whether current, short-term or long-term and whether secured or unsecured, or any financial guarantee) made by a DVU Transferred Entity, with a principal amount in excess of $250,000, other than Contracts solely among the DVU Transferred Entities;

(vi)            any Contract which is a mortgage, security agreement, capital lease or similar agreement that creates or grants a Lien on any property or assets that are material to the DVU Transferred Entities, taken as a whole;

(vii)            any Contract relating to any swap, forward, futures, warrant, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract or other hedging or derivative transaction involving revenues or expenses by the DVU Transferred Entities of more than $250,000 in any of the fiscal years ended after June 30, 2012;

(viii)            any Contract pursuant to which the DVU Transferred Entities have continuing material indemnification obligations or other contingent payments to any Person that could reasonably result in payments in excess of $250,000, except for (A) any vendor or content licensing Contract entered into in the ordinary course of business or (B) non-disclosure agreements;

(ix)            any Contract entered into in the past five years involving any Settlement of any actual or threatened Action with a value of greater than $250,000 or which imposes material continuing obligations on the DVU Transferred Entities or that provides for any continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(x)            any Contract pursuant to which any DVU Transferred Entity is required to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(xi)            any broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which any DVU Transferred Entity is a party;

(xii)            any Contract with a Governmental Authority to which any DVU Transferred Entity is a party; and

(xiii)            any Contract that limits or purports to limit the ability of any DVU Transferred Entity to compete in any line of business or with any Person or in any geographic area or during any period of time.

(b)            Each Material Contract set forth in Schedule 3.16(a) is a valid and binding agreement of the DVU Transferred Entity party thereto, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought.  None of the DVU Transferred Entities are in breach of or default under, or have received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a breach or default by the DVU Transferred Entities under any Material Contract.  To the knowledge of Seller, no other party to a Material Contract is in breach of or default under any such Material Contract.

(c)            True and complete copies of each Material Contract, including all material amendments, modifications, supplements, exhibits, Schedules and addenda thereto through the date of this Agreement, have been made available to Buyer prior to the date hereof to the extent in Seller’s possession.

Section 3.17                          Insurance.  Schedule 3.17 sets forth a true and complete list of all material policies of property, liability, workers’ compensation and other forms of insurance owned or held by Seller on behalf of the DVU Transferred Entities other than the Excluded Plans (the “Insurance Policies”).  Seller has previously made available to Buyer true and complete copies of all the Insurance Policies.  All such Insurance Policies are in full force and effect, all premiums due and payable have been paid, no written notice of cancellation or termination has been received with respect to any such policy, and there is no existing default with respect to any such policy.  None of the Seller, the DVU Transferred Entities or any of their respective Affiliates has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies.  The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Seller or the DVU Transferred Entities.  The Insurance Policies are of the type and, to the knowledge of Seller, in the amounts customarily carried by Persons conducting business similar to the DVU Transferred Entities and are sufficient for compliance with all applicable Laws and Contracts to which the the DVU Transferred Entities are party or by which they are bound.

Section 3.18                          Real Property.

(a)            As of the date hereof, the DVU Transferred Entities own only the real property described on Schedule 3.18, which property (i) is not used in the conduct of the University as currently conducted and (ii) will be transferred to a Non-DVU Subsidiary prior to the Closing pursuant to Section 5.04(a) (the “Owned Real Property”).  Schedule 3.18(a)(i) sets forth an accurate and complete list of each Lease for the Leased Exclusive Property.  Schedule 3.18(a)(ii) sets forth an accurate and complete list of each Lease for the Leased Shared Property.  No DVU Transferred Entity is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property.  The real property listed on Schedule 3.18, Schedule 3.18(a)(i) and 3.18(a)(ii) constitutes all of the real property used in the conduct of the University as currently conducted.

(b)            Except as set forth on Schedule 3.18(b), (i) no Persons other than Seller and the DVU Transferred Entities have the right to use any Leased Exclusive Property and there are no facilities or services at the Leased Exclusive Property which are used in connection with any Retained Business; (ii) no Persons other than Seller, the DVU Transferred Entities and the Non‑DVU Subsidiaries conducting any Retained Business at the Leased Shared Property have the right to use the real property described in clause (a) and clause (b) of the definition of “Leased Shared Property”; and (iii) no Persons other than Seller, the DVU Transferred Entities and the third parties described in clause (c)(ii) of the definition of “Leased Shared Property” have the right to use the real property described in clause (c) of the definition of “Leased Shared Property.”  There are no pending or, to the knowledge of Seller, threatened condemnation proceedings, expropriation proceedings or other proceedings in eminent domain relating to any Leased Real Property.  Seller and/or the DVU Transferred Entities have a valid leasehold interest in all of the Leased Real Property, free and clear of all Liens except Permitted Liens.  The use and operation of the Leased Real Property in the conduct of the University as currently conducted does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.

(c)            Each Lease is a valid and binding agreement of the relevant Tenant Party, enforceable in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought.  None of the Tenant Parties is in default of, or has received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by such Tenant Party under any Lease.  To the knowledge of Seller, no other party to a Lease is in default of such Lease.  Seller has delivered to Buyer a true, correct and complete copy of each Lease and all guaranties and other agreements (including any material amendments, addenda and exhibits to any such guaranties and other agreements) with respect thereto.  The Tenant Parties enjoy peaceful and undisturbed possession or quiet enjoyment under the Leases, and, to the knowledge of Seller, there are no disputes pending or threatened with respect to any Lease.  Other than (i) those agreements, arrangements or understandings that are contemplated by this Agreement and the other Transaction Documents, including the Separation Documents, the Lease Transfer Agreements, the Transition Services Agreement and the Education Services Agreement, (ii) the Affiliate Transactions, and (iii) any agreements, arrangements or understandings relating to the sublease, license, holding, use or occupancy of any Leased Real Property that are listed on Schedule 3.18(b), no Tenant Party has subleased, licensed or otherwise granted any Person (other than (A) the DVU Transferred Entities, (B) in the case of the real property described in clause (a) and clause (b) of the definition of “Leased Shared Property”, Seller or the Non-DVU Subsidiaries conducting any Retained Business at such Leased Shared Property, and (C) in the case of the real property described in clause (c) of the definition of “Leased Shared Property” and the third parties described in clause (c)(ii) of the definition of “Leased Shared Property”) the right to use or occupy any Leased Real Property or any portion thereof.

Section 3.19                          Title to Assets.

(a)            Except as set forth in Schedule 3.19(a), assuming the completion of the Separation, substantially on the terms set forth in the Separation Agreement, effective as of the Separation, each DVU Transferred Entity has good and valid title to, a valid leasehold interest in, or a valid license to occupy or use, all assets and properties of such DVU Transferred Entity reflected on the Balance Sheet or acquired after the Balance Sheet Date (other than assets or properties disposed of in the ordinary course of business consistent with past practice), in each case, free and clear of all Liens other than Permitted Liens.

(b)            Except as set forth in Schedule 3.19(b), the assets, properties, rights, titles and interests of the DVU Transferred Entities, together with (i) the Trade Intercompany Arrangements, (ii) the Buyer Designated Shared Contracts, (iii) the Lease Transfer Agreements, (iv) the University Employees and (v) any assets, properties, rights, titles and interests to be made available to Buyer or the DVU Transferred Entities following the Closing pursuant to the Transition Services Agreement, the Shared Services Agreement, the Education Services Agreement and any other Contract executed at Closing for the benefit of Buyer or the DVU Transferred Entities (collectively, the “Assets”), constitute all of the assets, properties, rights, employees, titles and interests owned or held by Seller and its Subsidiaries and used or necessary to operate the University immediately following the Closing in substantially the manner conducted immediately prior to the date hereof and the Closing.

Section 3.20                          Related Party Transactions.

(a)            No executive officer or director of Seller or, to the knowledge of Seller, its Subsidiaries (including any of the DVU Transferred Entities) is (i) party to any material Contract or other business arrangement (other than employment, retention or similar agreements and, upon their adoption, the New DVU Plans) with any DVU Transferred Entity that is not terminable at will by the DVU Transferred Entity without payment or penalty, or (ii) owns any material property or right, tangible or intangible (including Intellectual Property), which is used by any DVU Transferred Entity.

(b)            There are no agreements, arrangements or understandings between Seller or any Non-DVU Subsidiaries, on the one hand, and a DVU Transferred Entity, on the other hand, that are material to the operation of the University and that are not terminable at will by such DVU Transferred Entity without payment or penalty (“Affiliate Transactions”), other than (i) those agreements, arrangements or understandings that are contemplated by this Agreement and the other Transaction Documents, including the Separation Documents, Lease Transfer Agreements, Transition Services Agreement and the Consortium and Services Agreement, (ii) Trade Intercompany Arrangements, (iii) intercompany loans or agreements set forth on Schedule 3.20(b) that are related to Indebtedness, or other Intercompany Balances, that will be terminated prior to or at the Closing, or (iv) Leases relating to the real property described in clause (b) and clause (c) of the definition of “Leased Shared Property”.

(c)            Schedule 3.20(c) sets forth the Shared Contracts, other than (i) confidentiality agreements, (ii) employment, retention or similar agreements and (iii) any other Shared Contract that, if terminated, would not reasonably be expected, individually or in the aggregate, to materially impair the operation of the University.

Section 3.201                          Brokers.  Except for fees payable to Morgan Stanley & Co. LLC, whose fees will be paid by Seller, no Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Seller, the DVU Transferred Entities, their respective Subsidiaries or any of their respective Representatives or any Person acting on their behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 2.22                          Education Regulatory Matters.

(a)            Set forth on Schedule 3.22(a) is a list of each current Educational Approval issued to or held by the University, or issued to or held by a DVU Transferred Entity and relating to the University.

(b)            Except for the Educational Consents set forth in Schedule 3.22(b)(1), which Schedule identifies the Educational Consents to be obtained pre-Closing (the “Pre-Closing Educational Consents”), and the Educational Consents set forth in Schedule 3.22(b)(2), which Schedule identifies the Educational Consents to be obtained post-Closing (the “Post-Closing Educational Consents”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made with or obtained from any Educational Agency by Seller, the DVU Transferred Entities or the University in connection with the execution, delivery and performance by Seller of this Agreement and other Transaction Documents to which they are a party and the consummation of the transactions contemplated.

(c)            The Seller, DVU Transferred Entities or the University have all provided information to the Buyer regarding any Borrower Defense Claims which the Seller, DVU Transferred Entities or the University are aware, including all documentation from the DOE or students regarding such claims, and to the knowledge of the Seller, there is no basis for such claims.

(d)            Schedule 3.22(d) sets forth the full address of the University and the DVU Transferred Entities and each campus, additional location, branch, facility or other location where the University or the DVU Transferred Entities, at any time since January 1, 2015, has offered 50% or more of an educational program for which Title IV Program funds are offered or administered.

(e)            Schedule 3.22(e) sets forth a correct and complete list of the University’s official cohort default rates, as calculated by the DOE pursuant to 34 C.F.R. Part 668 Subpart N, for the three most recently completed federal fiscal years for which such official rates have been published, together with the University’s most recently issued draft cohort default rate.

(f)            None of Seller, the DVU Transferred Entities, the University, any Person that exercises Substantial Control over any of the foregoing, or any member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over an institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation.

(g)            None of Seller, the DVU Transferred Entities, or the University, or any chief executive officer of any of the foregoing, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.

(h)            To the knowledge of Seller, none of Seller, the DVU Transferred Entities, or the University employs any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(i)            None of Seller, the DVU Transferred Entities, or the University contracts with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(j)            At no time has Seller, any DVU Transferred Entity, the University, or any Affiliate of any of the foregoing that has the power, by contract or ownership interest, to direct or cause the direction of the management or policies of the University, filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(k)            None of Seller, the DVU Transferred Entities, or the University contracts with or employs any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(l)            None of Seller, the DVU Transferred Entities, or the University, or any principal (as such term is defined in 2 C.F.R. Parts 180 and 3485) or affiliate (as such term is defined in 2 C.F.R. Part 180) of any of the foregoing, is debarred or suspended under 2 C.F.R. Part 180, 2 C.F.R. 3485, 48 C.F.R. Part 9, or 48 C.F.R. Part 3409, nor does cause exist for such debarment or suspension.

(m)            Since January 1, 2012:

(i)            The DVU Transferred Entities and the University have maintained all Educational Approvals from Educational Agencies necessary to the business of the University, including Educational Approvals necessary to offer its educational programs and operate its locations.  The University and DVU Transferred Entities, and each campus or location thereof, have been licensed or met the qualification to be exempt from licensure by the applicable State Educational Agencies and accredited by the applicable Accrediting Bodies.

(ii)            The DVU Transferred Entities and the University have been in material compliance with all applicable Educational Laws pertaining to the University’s participation in any Student Financial Assistance program, including the Title IV Program participation, administrative capability and student eligibility requirements promulgated by the DOE at 34 C.F.R. §§ 668.14, 668.16 and 668.31-39.

(iii)            Except as set forth in Schedule 3.22(m)(iii), neither the Seller, DVU Transferred Entities nor the University have received written notice that University is or was in material violation of any Educational Law or any of the terms or conditions of any Educational Approval, or alleging the failure to hold or obtain any Educational Approval.  Neither any Seller nor the Institution has received written notice that any of the Educational Approvals will not be renewed and, to Seller’s Knowledge, there are no facts, or circumstances concerning the Seller, DVU Transferred Entities or the University that could  reasonably be expected  to result in the termination, revocation, suspension, restriction or failure of the University or DVU Transferred Entities or any location of the University or DVU Transferred Entities to obtain renewal of any Educational Approval or to obtain any Pre-Closing Educational Consent or Post-Closing Educational Consent.

(iv)            The University, and the DVU Transferred Entities, have satisfied, in all material respects, the definition of, a “proprietary institution of higher education” as defined in 34 C.F.R. § 600.5.

(v)            The University and the DVU Transferred Entities have been a party to, and in compliance in all material respects with, a valid and effective PPA with the DOE.

(vi)            The University and the DVU Transferred Entities have complied in all material respects with all requirements of 34 C.F.R. § 600.9 to the extent such requirements are or were validly in effect.

(vii)            There have been no proceedings pending, nor, to Seller’s knowledge, threatened, to revoke, withdraw, suspend, materially limit, materially condition, or place on probation any Educational Approval, or to require the DVU Transferred Entities or the University to show cause why any Educational Approval should not be revoked.  With the exception of the annual financial aid compliance audits required by 34 C.F.R. § 668.23, and routine reporting with respect to postsecondary institutions or renewal-related reviews, and except as set forth on Schedule 3.22(m)(vii), neither the Seller, the DVU Transferred Entities, nor the University has received written notice of any Compliance Review.  No Compliance Review remains pending or unresolved.  Neither the University nor the DVU Transferred Entities are subject to, nor, to Seller’s knowledge, has been threatened in writing with, any material fine, limitation, suspension or termination proceeding, or subject to any other action or proceeding by the DOE that could reasonably be expected to result in the suspension, material limitation, material condition, or termination of certification or eligibility, or a material liability or fine.

(viii)            To the extent that any state requires the graduates of the University’s or DVU Transferred Entities’ educational programs to obtain a license or similar credential to work in their field, the University, the DVU Transferred Entities, as applicable, and the applicable educational programs have qualified under applicable state law for its graduates to obtain such a license or credential.  To the extent that any state requires the graduates of the DVU Transferred Entities’ or University’s educational programs to pass a licensing examination to work in their field, the University, the DVU Transferred Entities, as applicable, and the applicable educational programs have qualified under the applicable state requirements for its graduates to sit for such examination.

(ix)            The University and the DVU Transferred Entities have not received greater than 90% of its revenues from the Title IV Programs in any fiscal year, as such percentage is required to be calculated in material compliance with 34 C.F.R. §§ 668.14 and 668.28.

(x)            Each educational program offered by the University and the DVU Transferred Entities and for which the University or the DVU Transferred Entities has awarded or disbursed Title IV Program funds has been a Title IV-eligible program in compliance in all material respects with the requirements of 34 C.F.R. § 668.8.

(xi)            The University and the DVU Transferred Entities have complied in all material respects with the requirements set forth at 20 U.S.C. § 1094(a)(20) and 34 C.F.R. § 668.14(b)(22) regarding the payment of any commission, bonus, or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds.

(xii)            The University and the DVU Transferred Entities have complied in all material respects with the applicable provisions of 34 C.F.R. Part 600 regarding: (A) the addition of new educational programs or locations; and (B) the ownership of the University or DVU Transferred Entities, including shifts in ownership or control, or percentages or ownership.

(xiii)            With respect to any location or facility of the University or DVU Transferred Entities that have closed or at which the University or DVU Transferred Entities ceased providing educational programs, the University and DVU Transferred Entities, as applicable, materially complied in all material respects with applicable Educational Laws related to the closure or cessation of instruction at such location or facility.

(xiv)            Except as set forth in Schedule 3.22(m)(xiv), the University and the DVU Transferred Entities have been in compliance in all material respects with all applicable Educational Laws relating to (A) fair and equitable refund policies, and (B) the calculation and timely repayment of federal and nonfederal funds for students that withdraw or have a change in enrollment status, including the requirements set forth at 34 C.F.R. § 668.22.

(xv)            Except as set forth in Schedule 3.22(m)(xv), the University and the DVU Transferred Entities have been in material compliance with the institutional and financial assistance information requirements set forth at 34 C.F.R. Part 668 Subpart D, including but not limited to the requirements of 34 C.F.R. § 668.46 pertaining to campus crime statistics and security policies, crime statistics and prevention, and sexual assault.

(xvi)            Except as set forth in Schedule 3.22(m)(xvi) and with respect to the DOE LC, no Educational Agency has required or requested that the Seller, the University or the DVU Transferred Entities post a letter of credit or bond or other form of surety with respect to the University for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or required or requested that DVU process Title IV Program funds under the reimbursement or heightened cash monitoring-level 2 procedures set forth at 34 C.F.R. § 668.162(d) or (e)(2).

(xvii)            The University and the DVU Transferred Entities have complied in all material respects with the applicable Educational Laws regarding misrepresentation (including but not limited to 34 C.F.R. § 668 Subpart F) and unfair, deceptive or abusive acts and practices as applicable to postsecondary schools and programs.  Without limiting the foregoing, the University and the DVU Transferred Entities (A) have not included in any University catalogs or advertising literature reference to any Educational Approval which the DVU Transferred Entities or University did not at the time possess, and (B) has not misrepresented to prospective or enrolled students that an academic program provided by the University or the DVU Transferred Entities prepares students for any certification, licensure or employment test for which it is or was not so qualified or authorized to prepare students.  Except as set forth on Schedule 3.22(m)(xvii), to Seller’s knowledge, no applications, claims or other filings for Title IV Program student loan forgiveness have been submitted to or are currently pending before the DOE which under applicable regulations would permit the DOE to impose any fine, penalty, assessment or other Liability, or any additional letter of credit requirement, on the University or DVU Transferred Entities.

(xviii)            The University and the DVU Transferred Entities have complied in all material respects with the Gainful Employment Disclosure and Reporting Requirements, each as applicable for the relevant periods.  Except for the educational programs set forth on Schedule 3.22(m)(xviii), no educational program presently listed on the University’s currently-effective ECAR for which Title IV Program funds are presently offered or administered has been determined to have a failing or “zone” debt-to-earnings performance under the Gainful Employment Rule.

(xix)            The University and the DVU Transferred Entities have complied in all material respects with (A) the requirements governing preferred lender relationships, Private Educational Loans, and codes of conduct as set forth in 20 U.S.C. § 1094; and (B) applicable provisions of 20 U.S.C. § 1085(d)(19) and 34 C.F.R. § 682.212 regarding prohibited inducements.  The University and the DVU Transferred Entities have complied in all material respects with all applicable Laws and Educational Laws related to the extension of credit or that are otherwise applicable to any educational financing program offered to students of the University by Seller, the University or the DVU Transferred Entities, including, but not limited to, the Truth in Lending Act, Equal Credit Opportunity Act, and Fair Credit Reporting Act.

(xx)            Except as set forth in Schedule 3.22(m)(xx), the University and the DVU Transferred Entities have complied in all material respects with applicable Educational Agency requirements concerning the calculation and reporting of student outcomes, including retention, completion or graduation, and placement or employment rates, as applicable, and the methodology for calculating such rates.

(xxi)            Except as identified on the University’s currently-effective ECAR, neither the University nor any of the the DVU Transferred Entities has contracted with a third-party servicer (as such term is defined in 34 C.F.R. § 668.2).

(xxii)            Except as set forth on Schedule 3.22(m)(xxii), neither the University nor the DVU Transferred Entities, have provided, any educational instruction on behalf of any other institution or organization.  No other institution or organization provides, or since January 1, 2015, has provided, any educational instruction on behalf of the University or the DVU Transferred Entities.

(xxiii)            The University and the DVU Transferred Entities have complied in all material respects with applicable Educational Laws regarding privacy and safeguarding of student educational records, including, without limitation, the Family Educational Rights and Privacy Act (20 U.S.C. § 1232g; 34 C.F.R. Part 99).

(xxiv)            To Seller’s knowledge, there are no facts or circumstances attributable to Seller, the DVU Transferred Entities or the University, or to any other Person that exercises Substantial Control over any of the foregoing, that would, individually or in the aggregate, reasonably be expected to (i) cause any Educational Agency to deny, materially delay, or materially condition the issuance of any Educational Consent or (ii) prevent the satisfaction of any conditions set forth in Article VIII or adversely affect the ability of Seller, the DVU Transferred Entities, or the University to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(n)            The University and the DVU Transferred Entities have been in material compliance with each of the Ed Settlement and the FTC Order, in each case since the date thereof.

Section 3.23                          Accounts Receivable.  The accounts receivable reflected on the Balance Sheet and the accounts receivable arising after the Balance Sheet Date (a) have arisen from bona fide transactions entered into by the DVU Transferred Entities involving the sale of goods or the rendering of services in the ordinary course of business consistent with past practice; (b) constitute only valid, undisputed claims of the DVU Transferred Entities not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the ordinary course of business consistent with past practice; and (c) subject to a reserve for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the DVU Transferred Entities, are collectible in full within 90 days after billing.  All accounts receivable of the DVU Transferred Entities are fully collectible according to their terms (and, assuming collection practices consistent with past practice, will have been fully collected according to their terms) in amounts not less than the aggregate amounts thereof carried on the books of the DVU Transferred Entities (net of reserves for bad debts shown on the Balance Sheet or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the DVU Transferred Entities having been determined in accordance with GAAP, consistently applied, subject to year end adjustments and the absence of disclosures normally made in footnotes) within 360 days of the Closing Date.

Section 3.24                          Suppliers.  Schedule 3.24 sets forth (i) each supplier to whom any DVU Transferred Entity has paid consideration for goods or services rendered in an amount greater than or equal to $100,000 for each of the three most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods.  Except as set forth on Schedule 3.24, no DVU Transferred Entity has received any written notice, that any of its Material Suppliers has ceased, or intends to cease, to supply goods or services to such DVU Transferred Entity or to otherwise terminate or materially reduce its relationship with such DVU Transferred Entity.

Section 3.25                          Books and Records.  The minute books of the DVU Transferred Entities contain records of all meetings and actions taken by written consent of the stockholders, the board of directors and any committees of the board of directors of the DVU Transferred Entities, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of those books and records will be in the possession of the DVU Transferred Entities.

Section 3.26                          Full Disclosure.  No representation or warranty by Seller in this Agreement or the Transaction Documents and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement or the Transaction Documents contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 3.27                          No Other Representations And Warranties.  Except for the specific representations and warranties contained in the Transaction Documents (including in any closing certificate furnished under this Agreement with respect thereto), but in each case as modified by the Disclosure Schedules hereto), none of Seller or any other Person makes, and Seller disclaims, any express or implied representation or warranty, including with respect to Seller or its Subsidiaries (including the DVU Transferred Entities) or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, any of its Affiliates or any of its officers, directors, managers, employees, agents or other Representative.  Any documents, title information, assessments, surveys, plans, specifications, reports and studies, or other information made available to Buyer by or on behalf of Seller (collectively, the “Review Documents”) are provided as information only.  Except for the specific representations and warranties contained in the Transaction Documents (in each case as modified by the Disclosure Schedules hereto), Seller has not made, will not make, and has not authorized anyone else to make, any representation as to:  (a) the accuracy, reliability or completeness of any of the Review Documents; (b) the condition of any buildings, structures or other improvements at the Leased Real Property; (c) the operating condition of the properties or assets of the University; (d) the Environmental Conditions of the Leased Real Property; (e) the enforceability of, or Buyer’s ability to obtain the benefits of, any agreement of record affecting the University; or (f) the transferability or assignability of any Contract or License.

SELLER HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER BY ANY DIRECTOR, OFFICER, MANAGER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF SELLER OR ANY OF ITS AFFILIATES).  SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS, PROFITABILITY OR VALUE OF ANY OF THE UNIVERSITY OR THE DVU TRANSFERRED ENTITIES.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

Section 4.01                          Organization and Qualification.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.  Buyer is duly qualified to do business (where such concept is applicable) in each jurisdiction where the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated hereby.  Buyer has the all requisite limited liability company power and authority necessary to own or lease its properties and assets and to carry on its business as presently conducted in all material respects.

Section 4.02                          Authorization.  Buyer has all requisite corporate or equivalent organizational powers and authority to execute and deliver this Agreement and each other Transaction Document to be executed by Buyer and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby.  This Agreement and each Transaction Document to be executed by Buyer has been duly authorized, executed and delivered by Buyer and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Seller, constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.03                          Non-contravention.  The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed by Buyer, and the consummation of the transactions contemplated hereby and thereby, and the fulfillment of and the performance by Buyer of its obligations hereunder and thereunder do not and will not (a) violate any provision of the Organizational Documents of Buyer, (b) violate or result in a breach of, or constitute a default or require a consent under or give rise to any right of termination or other action by any Person under, any provision of any Contract to which Buyer is party, or (c) assuming compliance with the matters referred to in Section 4.04, violate or result in a breach of any Law of any Governmental Authority applicable to Buyer (except, in the case of clauses (b) and (c), as would not reasonably be expected, individually or in the aggregate to interfere with, prevent, or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement and the Transaction Documents.

Section 4.04                          Governmental Authorization.  The execution, delivery and performance by Buyer of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or consent from or filing with, any Governmental Authority or Educational Agency, other than (a) compliance with the regulatory requirements set forth in Schedule 4.04 and (b) any such action or filing the failure of which to be made or obtained has not had and would not reasonably be expected to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by the Transaction Documents.

Section 4.05                          Litigation.  There are no Actions pending or, to the knowledge of Buyer, threatened against Buyer by or before any Governmental Authority or Educational Agency, except for such Actions as would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.  There is no Order purporting to enjoin or restrain the execution, delivery and performance by Buyer of this Agreement or the other Transaction Documents or the transactions contemplated hereby or that would reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Buyer to perform its obligations under this Agreement or the other Transaction Documents or consummate the transactions contemplated hereby or thereby.

Section 4.06                          Financial Condition.

(a)            Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require Buyer to obtain or agree to obtain any financing in connection with the transactions contemplated by this Agreement.

(b)            Buyer has, for purposes of a Preacquisition Review Application and change in ownership application to the DOE, audited financial statements for its two most recently completed fiscal years that were prepared in accordance with GAAP and audited in accordance with Generally Accepted Government Auditing Standards (GAGAS) or equivalent information that is acceptable to the DOE.

Section 4.07                          Solvency.  Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud present or future creditors of Buyer or any of its Affiliates.  Assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 and the truth and accuracy of the representations and warranties in Article III, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Subsidiaries (including each of the DVU Transferred Entities) will (a) be solvent (in that both the fair value of its assets will not be less than the sum of its indebtedness (including a reasonable estimate of any contingent Liabilities))  and (b) have adequate capital and liquidity with which to engage in its business.

Section 4.08                          Brokers.  No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from Buyer or any Person acting on its behalf in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.09                          Purchase for Investment.  Buyer is purchasing the DVU Equity Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the DVU Equity Interests and is capable of bearing the economic risks of such investment.  Buyer acknowledges that the DVU Equity Interests have not been registered under any federal, state or foreign securities Laws and that the DVU Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under any federal, state or foreign securities Laws or is effected pursuant to an exemption from registration under any federal, state or foreign securities Laws.

Section 4.10                          Education Regulatory Matters.

(a)            None of Buyer, any Person that, following consummation of the transactions contemplated herein, will exercise Substantial Control over the University, or any member of such Person’s family (as the term “family” is defined in 34 C.F.R. § 668.174(c)(4)), alone or together, (i) exercises or exercised Substantial Control over an institution or third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement or (ii) owes a liability for a Title IV Program violation in excess of $1,000,000.

(b)            None of Buyer, any Person that, following consummation of the transactions contemplated herein, will exercise Substantial Control over the University, or the chief executive officer of any of the foregoing has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.

(c)            To the knowledge of Buyer, it has not employed any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other material violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(d)            The Buyer has not contracted with an institution or third-party servicer that has been terminated under Section 432 or 487 of the HEA for a reason involving the acquisition, use or expenditure of funds of a Governmental Authority or Educational Agency, or has been administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(e)            Neither Buyer, nor any Affiliate of Buyer that after the consummation of the transactions contemplated by this Agreement and the Transaction Documents will have the power, by contract or ownership interest, to direct or cause the direction of the management or policies of the University, has filed for relief in bankruptcy or had entered against it an order for relief in bankruptcy.

(f)            At no time has the Buyer, or any Person that after the consummation of the transactions contemplated by this Agreement and the Transaction Documents will have the power, by contract or ownership interest, to direct or cause the direction of the management or policies of the University, contracts with or employs any Person that has been, or whose officers or employees have been, convicted of, or pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of funds of any Governmental Authority or Educational Agency, or administratively or judicially determined to have committed fraud or any other violation of Law or Educational Law involving, respectively, funds of any Governmental Authority or Educational Agency.

(g)            None of Buyer or any Subsidiary of Buyer or any principal (as such term is defined in 2 C.F.R. Parts 180 and 3485) or affiliate (as such term is defined in 2 C.F.R. Part 180) of any of the foregoing, is debarred or suspended under 2 C.F.R. Part 180, 2 C.F.R. 3485, 48 C.F.R. Part 9, or 48 C.F.R. Part 3409, nor does cause exist for such debarment or suspension.

(h)            There are no facts or circumstances attributable to Buyer or any Affiliate of Buyer, or to any other Person that exercises Substantial Control over any of the foregoing, that would, individually or in the aggregate, reasonably be expected to (i) cause any Educational Agency to deny, materially delay, or materially condition the issuance of any Educational Consent or (ii) prevent the satisfaction of any conditions set forth in Article VIII or adversely affect the ability of Buyer or any Subsidiary of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated by the Transaction Documents.

Section 4.11                          Acknowledgements by Buyer.

(a)            Buyer acknowledges and agrees that it has conducted its own independent review and analysis of the University and the DVU Transferred Entities and their assets, financial condition, results of operations and prospects.  Buyer is an informed and sophisticated purchaser, and has engaged expert advisors and Representatives, experienced in the evaluation and purchase of companies, property and assets such as the University and the DVU Transferred Entities and their properties and assets and the DVU Equity Interests as contemplated hereunder.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  Buyer acknowledges that Seller has given Buyer access to the employees, documents and facilities of the University and the DVU Transferred Entities for the purpose of evaluating the transaction contemplated by the Transaction Documents.

(b)            Buyer acknowledges and agrees that none of Seller, the DVU Transferred Entities, the University or its or their Affiliates or any other Person acting on behalf of them (i) has made any representation or warranty, express or implied, including any implied representation or warranty as to the condition, merchantability, suitability or fitness for a particular purpose of any assets of or held by the University or the DVU Transferred Entities, or (ii) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the University or the DVU Transferred Entities (including the Review Documents), in each case, except as expressly set forth in the representations and warranties set forth in the Transaction Documents.

(c)            In connection with Buyer’s investigation of the University and the DVU Transferred Entities, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the University and the DVU Transferred Entities and certain budget and business plan information.  Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, and that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts.  Accordingly, Buyer acknowledges and agrees that, except as expressly set forth in the representations and warranties set forth in the Transaction Documents, Seller makes no representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, budgets, projections and forecasts (or any component thereof).

ARTICLE IV
 COVENANTS

Section 5.01                          Conduct of the University.  From the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law, Educational Law, Governmental Authorities or Educational Agencies, as expressly contemplated by this Agreement or the other Transaction Documents, as may be required to complete the Separation pursuant to the terms of the Separation Agreement and the Separation Documents, or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Seller will cause the DVU Transferred Entities to (i) conduct the University in all material respects in the ordinary course consistent with past practice and (ii) use commercially reasonable efforts to preserve intact the University and organizations, goodwill, and business relationships of the University in all material respects.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Schedule 5.01, as required by applicable Law or Educational Law, as expressly contemplated by this Agreement or the other Transaction Documents, as may be required to complete the Separation pursuant to the terms of the Separation Agreement and the Separation Documents or otherwise with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed), solely with respect to the University, Seller will cause the DVU Transferred Entities not to:

(a)            amend or modify the Organizational Documents of any DVU Transferred Entity, except for such amendments or modifications in connection with changes in the directors or officers of a DVU Transferred Entity;

(b)            merge or consolidate any DVU Transferred Entity with, or purchase all or substantially all of the stock or assets of, or otherwise acquire the business or product lines of, any other Person, in each case, which is or are material to the DVU Transferred Entities, taken as a whole, except (i) pursuant to any Contracts in existence on the date hereof, and (ii) any transaction between or among wholly-owned DVU Transferred Entities;

(c)            sell, license, transfer, abandon, fail to renew, or incur, create or subject to any Lien (except for Permitted Liens), lease or otherwise dispose of the stock or assets of any DVU Transferred Entity, except (i) pursuant to Material Contracts in existence on the date hereof, (ii) any transaction between or among wholly-owned DVU Transferred Entities, (iii) sales of non-material inventory or other assets, or licenses of Intellectual Property, in the ordinary course of business consistent with past practice, (iv) disposal of obsolete or worn-out assets, (v) the abandonment or non-renewal of non-material Intellectual Property in the ordinary course of business consistent with past practice, (vi) transfers, sales, purchases or dividends of accounts that are not trade accounts or trade Intercompany Balances in settlement of Trade Intercompany Arrangements, or (vii) any transaction involving less than $250,000, individually, or $1,000,000, in the aggregate;

(d)            issue any capital stock or other equity interests of, or become a party to any subscriptions, warrants, rights, options, convertible securities, voting or other similar agreements or commitments relating to the capital stock or other equity interests of, a DVU Transferred Entity, except (i) pursuant to Contracts in existence on the date hereof, and (ii) any transaction between or among wholly-owned DVU Transferred Entities;

(e)            make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(f)            (i) increase the compensation or benefits payable to any University Employee, other than in the ordinary course of business consistent with past practice, (ii) grant any new retention, severance or termination pay or bonuses to any University Employee, or (iii) enter into or amend any employment, consulting, indemnification, severance, retention or termination agreement with any University Employee, except, in each case, (A) as reflected in the budget or financial forecast previously provided to Buyer, (B) as required by applicable Law or the terms of any Contract or Employee Plan in existence on the date hereof, or (C) as may be required to adopt and implement the New DVU Plans and human resource systems for the DVU Transferred Entities;

(g)            other than transfers in connection with filling positions set forth on Schedule 1.01(e), transfer or make provision for the transfer of any management-level employee who is not a University Employee to a DVU Transferred Entity;

(h)            transfer or make provision for the transfer of any University Employee from a DVU Transferred Entity to Seller or any of its Subsidiaries or Affiliates (other than the DVU Transferred Entities);

(i)            issue or make any loans (or forgive any loans) or advances to, or equity investments in, any Person, except (i) pursuant to Contracts in existence on the date hereof, (ii) any loans or advances to, or investments in, wholly-owned DVU Transferred Entities, (iii) advances to employees in the ordinary course of business consistent with past practice, or (iv) any other transaction involving less than $100,000;

(j)            permit or authorize any of the DVU Transferred Entities to make any individual capital expenditures in excess of $250,000, individually, or $1,000,000, in the aggregate, except for capital expenditures (i) pursuant to Contracts in existence on the date hereof, (ii) reflected in the budget or financial forecast previously provided to Buyer or (iii) incurred in the ordinary course of business;

(k)            amend or modify in any material respect adverse to the applicable DVU Transferred Entity or terminate any Material Contract, cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract, except (i) in the ordinary course of business consistent with past practice, (ii) termination in the ordinary course of business upon the expiration of such Material Contract, or (iii) renewal in the ordinary course of business prior to the expiration of such Material Contract;

(l)            enter into, amend or modify any agreement between a DVU Transferred Entity and Seller or a Non-DVU Subsidiary;

(m)            cancel, compromise or settle any material Action or enter into any consent decree or Settlement with any Governmental Authority or Educational Agency, except where such Settlement would not materially restrict the operation of the University as currently conducted;

(n)            (i) make or change any material Tax election, (ii) adopt or change any material method of Tax accounting, (iii) compromise or settle any material Tax claim or assessment, (iv) consent to any extension or waiver of the limitation period applicable to any material Tax claim or material Tax assessment relating to a DVU Transferred Entity, or (v) amend any material Tax Return, in each case, except with respect to any Seller Group or otherwise if such action would reasonably have no material effect on the Liability of any DVU Transferred Entity for Taxes for any Post-Closing Tax Period;

(o)            enter into any new line of business or abandon or discontinue any existing lines of business;

(p)            abandon or fail to renew or maintain any material Licenses of the DVU Transferred Entities;

(q)            seek, file or otherwise formally propose to DOE to reduce the size or amount of the DOE LC; or

(r)            agree or commit to do any of the foregoing.

For the avoidance of doubt, to the extent paid in full prior to Closing, Seller will be permitted to (A) cause each DVU Transferred Entity to dividend, distribute or otherwise pay Seller or any of its Affiliates any Cash of such DVU Transferred Entity, including through share repurchases or capital reduction arrangements, (B) remove, or cause any DVU Transferred Entity to remove, and pay to Seller or any of its Affiliates any Cash held in any bank account, (C) settle Intercompany Balances and make capital increases in connection therewith, and (D) enter into Contracts in connection with any of the foregoing, in each case, to the extent permitted by and in accordance with applicable Law.

Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that prior to Closing nothing contained in this Agreement will give Buyer, directly or indirectly, the right to control or direct the operation of the DVU Transferred Entities, and prior to Closing, Seller and the DVU Transferred Entities will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.02                          Pre-Closing Access and Information.

(a)            From the date hereof until the Closing Date, Seller will, and will cause the DVU Transferred Entities to, (i) afford Buyer and its Representatives reasonable access to the offices, properties, books and records of Seller and the DVU Transferred Entities relating to the University and to such personnel, officers and other facilities and properties of the DVU Transferred Entities as Buyer may reasonably request during normal business hours and upon reasonable prior written notice (which may be provided via e-mail), (ii) furnish to Buyer and its Representatives such financial and operating data and other information relating to the University as such Persons may reasonably request and (iii) cause the employees, counsel and financial advisors of Seller and the DVU Transferred Entities to cooperate with Buyer solely in connection with clauses (i) and (ii) above; provided, that, Buyer acknowledges that such books and records, data and other information may be provided by Seller and the DVU Transferred Entities in a manner consistent with the information provided to Buyer prior to the date hereof; provided, further, that such investigation will be conducted in such manner as not to unreasonably interfere with the conduct of the business of Seller and the DVU Transferred Entities.

(b)            Notwithstanding the foregoing, (i) Buyer will not have access to (A) personnel records of the University Employees including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information in which Seller believes in good faith is sensitive or the disclosure of which could subject Seller, the DVU Transferred Entities or any of their respective Affiliates to risk of Liability, (B) any facilities or properties of Seller, the DVU Transferred Entities or any of their respective Affiliates for purposes of conducting any environmental sampling or testing, (C) any information to the extent relating to the Retained Businesses, or (D) any Seller Group Tax Return or any work papers related thereto, and (ii) Seller and the DVU Transferred Entities and their respective Affiliates may withhold (A) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, and (B) any document or information, the disclosure of which could reasonably be expected, upon the advice of counsel, to violate any Material Contract or any Law or Educational Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work‑product privilege (provided, that, in the case of this clause (B), Seller will give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller will cooperate in good faith to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver).

(c)            Seller and the DVU Transferred Entities will have the right to have one or more Representatives present at all times during any such inspections, interviews and examinations.  Buyer will hold in confidence all such information disclosed, whether before or after the date hereof, pursuant to the terms and subject to the conditions contained in the Confidentiality Agreement and such information will not be used by any Person, other than in connection with the transactions contemplated hereby or as otherwise expressly permitted by the Confidentiality Agreement.  Notwithstanding anything to the contrary contained herein, prior to Closing, without the prior written consent of Seller, which may be withheld in its sole discretion, Buyer will not contact any University Employees or any vendors to, or customers or students of, Seller, the DVU Transferred Entities, the University, or any of their respective Affiliates regarding the University, this Agreement or the transactions contemplated hereby.  In no event will Buyer contact any vendors to, or customers or students of, Seller or any of its Affiliates about the Retained Businesses; provided that the foregoing restriction shall not preclude ordinary course contacts not related to the transactions contemplated by this Agreement.

Section 5.03                          Regulatory Filings.

(a)            Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Law and Educational Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or Educational Agency all documentation necessary to effect all filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations, in each case, required to be made with or obtained from any Governmental Authority or Educational Agency that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Pre-Closing Educational Consents (collectively, the “Regulatory Approvals”).  In furtherance and not in limitation of the foregoing, each Party and their respective Affiliates will not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other Party hereto.

(b)            In furtherance and not in limitation of the foregoing, each Party will, and will cause their respective Affiliates to, (i) make or cause to be made the filing, no later than January 5, 2018, of a Preacquisition Review Application in respect of the University, (ii) make or cause to be made the filing, as promptly as practicable, and in any event by December 4, 2017, of the applicable documents with HLC for a change of control, and (iii) with respect to all other Pre-Closing Educational Consents, promptly file all required applications, notices, reports and other filings so as to permit the Closing to occur prior to the Outside Date.

(c)            Buyer will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Educational Law to obtain the Post-Closing Educational Consents, except as limited by Section 8.01(b) or Section 8.02(f); and provided further that in no event will Buyer, the University, or the DVU Transferred Entities be required to agree to any Business Limitations unless Buyer, expressly in writing, waives a closing condition set forth in Section 8.01(b) or Section 8.02(f).

(d)            Each Party will use its reasonable best efforts to furnish to the other Parties all information required for any application or other filing to be made pursuant to any applicable Law or Educational Law in connection with the transactions contemplated by this Agreement (including, to the extent permitted by Law or Educational Law, responding to any reasonable requests for copies of documents filed with the non-filing Party’s prior filings).  Any Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.03 as “outside counsel only.”  Such materials and the information contained therein will be given only to the outside legal counsel of the recipient, and the recipient will cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient or their Affiliates, unless express written permission is obtained in advance from the source of the materials.  Each Party will promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority or Educational Agency regarding any filings or submissions related to the transactions contemplated by this Agreement; provided, that, prior to Closing, Buyer will not engage in substantive communications with any Educational Agency without the prior consent of Seller.  Neither Party will make any filing or submission to an Educational Agency related to the consummation of the transactions contemplated by this Agreement without providing an opportunity for the other Party to review such filing, nor will any Party independently participate in any formal meeting with any Governmental Authority in respect of any filings, investigation, or other inquiry related to the consummation of the transactions contemplated by this Agreement without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.  Subject to applicable Law and Educational Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, application, documentation, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings in connection with seeking the Regulatory Approvals.  Buyer will pay all filing fees in connection with all filings under Educational Laws.

(e)            In furtherance and not in limitation of the actions and obligations described in Section 5.03(b), each Party will use its reasonable best efforts to resolve any objections or pre-closing conditions, if any, as may be asserted by any Governmental Authority or Educational Agency with respect to the transactions contemplated by this Agreement in connection with the Educational Consents.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any applicable Law or Educational Law or in connection with any Educational Consent, each Party will use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Parties decide that litigation is not in their respective best interests.

Section 5.04                          Separation Agreement; Shared Contracts; Lease Transfers; Affiliate Transactions.

(a)            Subject to the terms of this Section 5.04, prior to the Closing, (i) Seller will transfer, or will cause to be transferred to the DVU Transferred Entities, all of the Seller’s and its Subsidiaries’ right, title and interest in and to the assets (other than Contracts) of the Seller and its Subsidiaries that are primarily used in, or primarily related to (and in the case of Contracts primarily used in or primarily related to), the University, and (ii) the DVU Transferred Entities will assume all of the Liabilities related to the assets identified in clause (i) to the extent related to post-Closing periods and not a result of any breach of any obligations relating pre-Closing periods, (iii) Seller will cause DeVry ED to transfer all of the membership interests held by DeVry ED in DeVry Canada (constituting all of the membership interests in DeVry Canada) to a Non-DVU Subsidiary and (iv) Seller will cause the applicable DVU Transferred Entities to transfer the Owned Real Estate to a Non-DVU Subsidiary by any means deemed appropriate by Seller (collectively, the “Separation”), in each case pursuant to the terms of the Separation Agreement.

(b)            The Parties will, and will cause their respective Subsidiaries to, cooperate and will use their commercially reasonable efforts to cause the Shared Contracts set forth in Schedule 5.04(b) (the “Buyer Designated Shared Contracts”) to be replaced with separate contracts or agreements in a form reasonably acceptable to Buyer which provide Buyer or any DVU Transferred Entity with contract rights and obligations that are substantially similar in the aggregate (taking into account changes in volume and similar pricing metrics, as well as the needs of Buyer and the DVU Transferred Entities) to those contract rights and obligations utilized by Seller or its Subsidiaries under the Buyer Designated Shared Contracts in the conduct of the University prior to the Closing (collectively, the “Buyer Replacement Contracts”).  Seller will be solely responsible for any additional costs or fees incurred in the placement of a Buyer Replacement Contract, or in connection with any arrangement with respect thereto described in this Section 5.04(b) (other than any additional costs or fees incurred by Seller or a Non-DVU Subsidiary due to a change in volume or similar pricing metrics as a result of the Buyer Designated Shared Contracts being replaced by the Buyer Replacement Contracts).  The Parties will cooperate and provide each other with reasonable assistance in effecting such replacement of the Buyer Designated Shared Contracts prior to the Closing and for a period of 180 days following the Closing.  If the Parties are not able to effect the replacement of a Buyer Designated Shared Contract prior to the Closing, then, until the date that is 180 days following the Closing or the earlier date on which such Buyer Designated Shared Contract is separated, to the extent permissible under Law or Educational Law and under the terms of such Buyer Designated Shared Contract, (i) at the sole cost and expense of Buyer, Seller or the applicable Non-DVU Subsidiary will continue to perform the obligations under such Buyer Designated Shared Contract relating to the University, (ii) Seller or the applicable Non-DVU Subsidiary will hold in trust for the benefit of Buyer, and will promptly forward to Buyer, any monies or other benefits received pursuant to such Buyer Designated Shared Contract relating to the University and (iii) the Parties will use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such Buyer Designated Shared Contract were replaced as contemplated by this Section 5.04(b).  Buyer will be solely responsible for any additional costs or fees incurred by Buyer in connection with replacing any Buyer Designated Shared Contracts to the extent such Shared Contracts are not replaced or transitioned in accordance with this Section 5.04(b).  With respect to Liabilities pursuant to, under or relating to a given Buyer Designated Shared Contract, such Liabilities will, unless otherwise allocated pursuant to this Agreement, any other Transaction Document or a Buyer Replacement Contract, be allocated from time to time between Seller and the Non-DVU Subsidiaries, on the one hand, and Buyer and the DVU Transferred Entities, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Buyer Designated Shared Contract, measured up to the date of the allocation, without duplication) by Seller and the Non-DVU Subsidiaries, on the one hand, or Buyer and the DVU Transferred Entities, on the other hand, under the relevant Buyer Designated Shared Contract.  Notwithstanding the foregoing, each Party will be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party’s (or its Subsidiaries’) breach of any such Buyer Designated Shared Contract.

(c)            Seller will, and will cause the DVU Transferred Entities to, use commercially reasonable efforts to enter into:

(i)            assignment agreements (the “Lease Assignment Agreements”), pursuant to which, effective as of the Closing Date but conditioned upon the fulfillment of any landlord or sublandlord consent or notice requirements, Seller will assign all of its right, title and interest in and to each Leased Exclusive Property under the applicable Lease, and the applicable DVU Transferred Entity will accept such assignment and assume from Seller all liabilities and obligations of Seller which arise or accrue on or after the Closing Date under such Lease;

(ii)            sublease agreements substantially in the form attached hereto as Exhibit D-1, which form may be amended by the Parties in accordance with Section 5.20 (the “Lease Sublease Agreements”), for the properties, square footage and rent amounts set forth on Schedule 5.04(c), pursuant to which, effective as of the Closing Date but conditioned upon the fulfillment of any landlord consent or notice requirements, Seller will sublet to the applicable DVU Transferred Entity the portion of each Leased Shared Property that is described in clause (a) and clause (c) of the definition of “Leased Shared Property” and is material to and used or held for use primarily in the conduct of the University as currently conducted (such portion, the “Subleased Shared Property”);

(iii)            lease and sublease agreements substantially in the form attached hereto as Exhibit D-2, which form may be amended by the Parties in accordance with Section 5.20 (the “Lease Agreements”), for the properties, square footage and rent amounts set forth on Schedule 5.04(c), pursuant to which, effective as of the Closing Date, Seller or another Non-DVU Subsidiary will lease or sublease, as applicable, to the applicable DVU Transferred Entity the portion of each Leased Property that is described in clause (b) of the definition of “Leased Shared Property” and is material to and used or held for use primarily in the conduct of the University as currently conducted;

(iv)            a shared space agreement substantially in the form attached hereto as Exhibit E, which form may be amended by the Parties in accordance with Section 5.20 (the “Shared Space Agreement”), pursuant to which, effective as of the Closing Date but conditioned upon the effectiveness of the sublease agreements for the Subleased Shared Property, the DVU Transferred Entities, Seller, and any applicable Non-DVU Subsidiaries will agree on terms governing (A) the use by the DVU Transferred Entities, Seller, and any applicable Non-DVU Subsidiaries of common areas that serve the Subleased Shared Property or the real property described in clause (b) of the definition of “Leased Shared Property” and that are material to both the University and the Retained Businesses as currently conducted, (B) the use by Seller and any applicable Non-DVU Subsidiaries at certain times of space within the real property described in clause (a) and clause (b) of the definition of “Leased Shared Property” (including the Subleased Shared Property), (C) the use by the DVU Transferred Entities at certain times of space outside of the Subleased Shared Property but within the real property described in clause (a) of the definition of “Leased Shared Property”, and (D) the use by the DVU Transferred Entities at certain times of space outside of the real property described in clause (b) of the definition of “Leased Shared Property” but within the “other real property” described in clause (b)(ii) of such definition.

The Parties will, and will cause their respective Subsidiaries to, cooperate and use commercially reasonable efforts to fulfill any landlord or sublandlord consent or notice requirements for the Lease Assignment Agreements, the Lease Sublease Agreements, the Lease Agreements and the Shared Space Agreement (collectively, the “Lease Transfer Agreements”).  The Parties will cooperate and provide each other with reasonable assistance in fulfilling any landlord or sublandlord consent or notice requirements for the Lease Transfer Agreements prior to the Closing and for a period of 120 days following the Closing. If the Parties are not able to fulfill any such requirements prior to the Closing, then, until the date that is 120 days following the Closing or the earlier date on which such requirements are fulfilled, the Parties will use commercially reasonable efforts to institute alternative arrangements intended to put the Parties in a substantially similar economic position as if such requirements were fulfilled.

(d)            Except (i) as contemplated by this Agreement and the other Transaction Documents, including the Separation Documents, the Transition Services Agreement and the Education Services Agreement, (ii) for Trade Intercompany Arrangements (which will continue in effect in accordance with its terms), or (iii) as otherwise set forth in Schedule 5.04(d), Buyer acknowledges and agrees that all Affiliate Transactions, and all rights and obligations of the University or the DVU Transferred Entities under Contracts with respect thereto, will be terminated, and Seller shall cause all such Affiliate Transactions and all such Contracts and Related Party Agreements to be terminated, at or prior to the Closing, with no further Liability of Seller or the Non-DVU Subsidiaries, on the one hand, or Buyer or the DVU Transferred Entities, on the other hand, with respect thereto, and Seller shall provide Buyer with evidence reasonably satisfactory to Buyer of all such terminated Affiliate Transactions, Contracts and Related Party Agreements.

(e)            Except as set forth in Schedule 5.04(e), Seller will, by means of transfer, sale, purchase, capital contributions or dividends of accounts, cause all Intercompany Balances with respect to the University to be discharged in their entirety effective on or prior to the Closing, with no further Liability with respect to any party thereto, Seller, the Non-DVU Subsidiaries, Buyer or the DVU Transferred Entities or any of their respective Subsidiaries with respect thereto.

Section 4.05                          Post-Closing Financial Statement.  Buyer will use commercially reasonable efforts to deliver to Seller pursuant to Seller’s established closing cycle and reporting deadlines, the normal quarter and month-end financial information of the type that the University provided to Seller via its financial reporting system for past reporting periods, covering the period ending as of the Closing Date.

Section 4.06                          Third Party Approvals and Permits.

(a)            Except with respect to Regulatory Approvals that are addressed in Section 5.03, and the Shared Contracts and Lease Transfer Agreements that are addressed in Section 5.04, subject to the terms and conditions of this Agreement, prior to the Closing, each Party will, and will cause its respective Subsidiaries to, use commercially reasonable efforts to, (i) obtain the consents, waivers, approvals, orders and authorizations set forth on Schedule 5.06(a) (the “Third Party Approvals”) necessary to transfer and assign the rights under Contracts that are material to the operation of the University that require any such consent, waiver, approval, order or authorization (each, a “Non-Assignable Contract”), and (ii) provide all notices and otherwise take all actions to transfer, reissue or obtain any Licenses required to be transferred, reissued or obtained as a result of or in furtherance of the transactions contemplated by this Agreement and that are necessary for the operation of the University.  To the extent that any Third Party Approval or License has not been obtained prior to Closing, for up to 120 days after the Closing Date, each Party will use its commercially reasonable efforts, at the other Party’s request, to endeavor to obtain such Third Party Approval or License.  Notwithstanding the foregoing, neither Party will be required to incur any Liabilities or provide any financial accommodation, in order to obtain any such Third Party Approval or License with respect to the transfer or assignment of any such Non-Assignable Contract or the issuance of any such License.

(b)            To the extent permitted by applicable Law and the terms of such Non-Assignable Contract or License, in the event any Third Party Approval or License has not been obtained by Closing, at the request of the Party to whom such Non-Assignable Contract is contemplated to be transferred or by whom such License is contemplated to be obtained (the “Receiving Party”), the Party contemplated to be transferring such Non-Assignable Contract or License under this Agreement (the “Transferring Party”) will hold in trust for the Receiving Party, as applicable, the relevant Non-Assignable Contract or License until such time as the Third Party Approval or Permit is obtained, but in no event longer than 180 days after the Closing Date.  During such time period, the Transferring Party will comply with all applicable covenants and obligations under the Non-Assignable Contract or License, including the payment of any costs or expenses in connection therewith, which will be performed by the Transferring Party for the Receiving Party’s account and the Receiving Party will promptly (but in no event later than 30 days following receipt of an invoice from the Transferring Party) reimburse the Transferring Party for any out-of-pocket costs, expenses or payments made by the Transferring Party in respect of such Non-Assignable Contract or License.  For the period not to exceed 180 days after the Closing Date, to the extent permitted by applicable Law and the terms of the Non-Assignable Contract or License, the Receiving Party will be entitled to receive all of the benefits of the Transferring Party under the Non-Assignable Contract or License.  The Receiving Party agrees to indemnify and hold the Transferring Party and its Subsidiaries, agents, successors and assigns harmless from and against any and all Liabilities based upon, arising out of or relating to the performance of, or failure to perform, any obligations under the Non-Assignable Contract or License that are for the benefit of the Receiving Party.  Notwithstanding the foregoing, following the Closing Date, a Transferring Party will have no obligation to renew any Non-Assignable Contract or License upon the expiration or termination thereof.  In addition, to the extent that any Non‑Assignable Contract contains an “evergreen” provision that automatically renews such Non‑Assignable Contract unless terminated or cancelled by either party thereto, upon the Receiving Party’s request, a Transferring Party will be prohibited from terminating or canceling such Non-Assignable Contract as permitted pursuant to the terms thereof.

Section 5.07                          Business Guarantees.

(a)            Seller and Buyer will cooperate and use their respective commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing, valid and binding written releases of Seller and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees in respect of obligations of the DVU Transferred Entities listed on Schedule 5.07 (which Seller will be permitted to update from time to time prior to Closing) (each a “Scheduled Guarantee”) in effect as of the Closing, which will be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request.  If any Scheduled Guarantee has not been released as of the Closing Date, then Seller and Buyer will use their respective commercially reasonable efforts after the Closing to cause each such unreleased Scheduled Guarantee to be released promptly.  Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, Seller and its Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Business Guarantees.  Buyer will indemnify and hold harmless Seller and its Subsidiaries from and after the Closing for any amounts required to be paid under any Scheduled Guarantee (solely to the extent such amounts relate solely to actions or omissions of Buyer or the DVU Transferred Entities following the Closing Date) for which Seller and its Subsidiaries have not been released of any Liability pursuant to this Section 5.07.

(b)            Seller and Buyer will cooperate and use their respective commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Buyer, on or before the Closing, valid and binding written releases of the DVU Transferred Entities from any Liability, whether arising before, on or after the Closing Date, under any Scheduled Guarantees in respect of any obligations of Seller or any Non-DVU Subsidiary in effect as of the Closing, which will be effective as of the Closing, including, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request.  If any such Scheduled Guarantee has not been released as of the Closing Date, then Seller and Buyer will use their respective commercially reasonable efforts after the Closing to cause each such unreleased Scheduled Guarantee to be released promptly.

Section 5.08                          DOE LC.

(a)            Subject to the terms of this Section 5.08, Seller will maintain on behalf of the University the DOE LC required in paragraph two of that certain Settlement Agreement, dated October 13, 2016, by and between DeVry University (OPE ID Number 01072700) and the DOE (the “Ed Settlement”), for the period ending on November 9, 2021 (the “LC Requirement Expiration Date”).  Subject to Section 9.02(b)(iii), Seller will be responsible for amounts drawn on the DOE LC prior to the LC Requirement Expiration Date.

(b)            The Parties will cooperate in good faith to seek the reduction of the DOE LC requirement prior to the LC Requirement Expiration Date and to avoid any extension of the DOE’s provisional certification of the University.

(c)            Beginning on the Closing Date and on each anniversary of the Closing thereafter for so long as the DOE LC is outstanding, Buyer will pay, or will cause to be paid, by wire transfer of immediately available funds to Seller, a fee equal to two percent of the amount of the DOE LC for the immediately succeeding 12-month period.

Section 5.09                          License to Use DVU Marks.

(a)            After the Closing, and except as set forth in this Section 5.09, Seller and the Non‑DVU Subsidiaries will (i) have no right, title, interest, license or any other right whatsoever in the DVU Marks, (ii) cease all use of the DVU Marks, including to the extent such DVU Marks are used in combination with the Trademarks that constitute Trademarks owned or used by Seller in connection with the Retained Business (the “Combined Marks”), and (iii) promptly abandon all registrations and applications for any Combined Marks and not use any Combined Marks (except for Domain Names for any Combined Marks solely for purposes of re-directing traffic to websites of Buyer and the DVU Transferred Entities in accordance with the Transition Services Agreement).

(b)            For a period of 12 months following the Closing Date, Seller and the Non-DVU Subsidiaries will have the right to continue to use the marketing and promotional materials, invoices, price lists, business cards, schedules, displays, signs, stationery, guidelines, course manuals, packaging materials, inventory, other supplies and similar materials (collectively, “Existing Materials”), that were previously created in connection with the University and that incorporate the DVU Marks, solely in the manner such Existing Materials were used in the University prior to Closing; provided, however, that as promptly as practicable after Closing, but in no event after the conclusion of such 12-month period, Seller will, and will cause the Non‑DVU Subsidiaries to, except as set forth in the last sentence of this Section 5.09(b), cease and discontinue any use of the DVU Marks and, to the extent reasonably feasible, remove all DVU Marks from all such Existing Materials, in each case, whether such Existing Materials are held by Seller or the Non-DVU Subsidiaries or under the control of Seller or the Non-DVU Subsidiaries.  Notwithstanding the foregoing, following the Closing Date, Seller or the Non-DVU Subsidiaries may use the DVU Marks in a non-trademark manner to refer to Buyer and the DVU Transferred Entities as owners of the University or former Affiliates of Seller.

Section 5.10                          Insurance.

(a)            Seller will, and will cause the DVU Transferred Entities to, continue to carry its existing insurance policies with respect to the University prior to the Closing, and will use their respective commercially reasonable efforts not to cause any material breach, default or cancellation (other than expiration and replacement of policies in the ordinary course of business consistent with past practice) of such insurance policies to occur or exist.  Except as otherwise provided by this Section 5.10, Buyer acknowledges that from and after the Closing neither Buyer nor any of the DVU Transferred Entities will have access to any insurance policies of Seller or any of the Non-DVU Subsidiaries or any of their respective self-insurance programs, regardless of whether such policies were applicable to the University prior to the Closing; provided, that, insurance policies obtained solely at and by a DVU Transferred Entity will remain in effect.

(b)            Seller agrees that with respect to acts, omissions, events or circumstances relating to the DVU Transferred Entities or the University that occurred or existed prior to the Closing and that are covered by third party occurrence-based insurance policies under which the DVU Transferred Entities or the University are insured on or prior to Closing, the DVU Transferred Entities may make claims under such occurrence-based policies subject to the terms and conditions of such occurrence-based policies and this Agreement; provided, that, Buyer and the DVU Transferred Entities (i) will notify the risk management department of Seller in writing of all such covered claims and (ii) except as otherwise provided by this Agreement, will exclusively bear, and neither Seller nor any of its Affiliates will have any obligation to repay or reimburse Buyer or any DVU Transferred Entity for, the amount of any deductibles, self-insured retentions or other out-of-pocket expenses incurred in connection therewith associated with claims under such occurrence-based policies, and will be liable for all uninsured or uncollectible amounts of such claims.

Section 5.11                          Legal Proceedings; Production of Witnesses; Privileged Matters.

(a)            Following the Closing Date, (i) Seller will have exclusive authority and control over the investigation, prosecution, defense and appeal of all Actions (A) for which Seller has retained Liability under this Agreement and (B) to the extent relating solely to the Retained Businesses, and may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer so long as such settlement (1) contains a complete and unconditional general release of the Buyer and its Affiliates and (2) would not reasonably be expcted to have a materially negative effect on any pending involving the same or similar facts or allegations for with the Buyer (or any of its Affiliates) may have Liability or result in the imposition of restrictions upon the conduct or opration of any business conducted by the Buyer or any of its Affiliates, and (ii) Seller and Buyer will jointly share authority and control and cooperate in good faith with respect to the investigation, prosecution, defense and appeal of all post-Closing Actions that relate to both (A) the DVU Transferred Entities and the University and (B) the Retained Businesses (including, if Seller and Buyer determine to appoint joint counsel, with respect to the selection of appropriate joint counsel, which will require the consent of both Seller and Buyer (such consent not to be unreasonably withheld)) and neither Party may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of the other Party.  Notwithstanding the foregoing, in any actual or threatened litigation arising after the Closing, Buyer and Seller will consult with each other no less than 15 Business Days prior to either Party making any admission of fact or liability as part of a Settlement that would reasonably be expected to have a materially negative effect on any existing or threatened litigation involving the same or similar facts or allegations for which the other Party may have pending litigation.

(b)            From and after the Closing, Seller, on the one hand, and Buyer, on the other hand, will, and will cause their respective Affiliates to, use commercially reasonable efforts to cooperate with each other and their respective counsel including by making available to each other, upon reasonable written request, their (and their Affiliates’) respective officers, directors, employees, agents and other Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Actions in which the requesting Party may from time to time be involved relating to the conduct of the DVU Transferred Entities or the Retained Businesses, prior to or after the Closing.  Access to such Persons will be granted during normal business hours at a location and in a manner as not to unreasonably interfere with the conduct of, the DVU Transferred Entities and the Retained Businesses, as applicable.  Each Party agrees to reimburse each other for reasonable out-of-pocket expenses, including attorneys’ fees, but excluding officers’ or employees’ salaries, incurred by the other Party in connection with providing individuals and witnesses pursuant to this Section 5.11(b).

(c)            Notwithstanding the foregoing, the provisions of Article VI will govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with Section 5.11(a) or Section 5.11(b).  For the avoidance of doubt, neither Party will have an obligation to cooperate, make available personnel or disclose any documents or other information pursuant to Section 5.11(a) or Section 5.11(b) or Article VI, if Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in any Action and such assistance, testimony, documents or other information is reasonably pertinent thereto; provided, further, that this will not limit in any respect any rights a Party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(d)            Except with respect to communications between Seller or prior to the Closing, the DVU Transferred Entities, on the one hand, and legal counsel, on the other hand, including, Jones Day, Powers Pyles Sutter and Verville LLP or Husch Blackwell LLP made in connection with the negotiation, preparation, execution, delivery and Closing under, or any dispute or Action arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of Seller, which are governed by Section 11.11, the Parties agree that their respective rights and obligations to maintain, preserve, assert or waive any attorney-client and work product privileges belonging to either Party with respect to the DVU Transferred Entities and the Retained Businesses (collectively, “Privileges”), will be governed by the provisions of this Section 5.11(d).  With respect to matters relating to the Retained Businesses, including any pre-Closing communications with the DVU Transferred Entities and with respect to all Business Records, documents, communications or other information, (collectively, “Information”) of Seller or any of its Affiliates prepared in connection with this Agreement, the Transaction Documents, the Separation Documents or the transactions contemplated hereby or thereby, Seller will have sole authority to determine whether to assert or waive any Privileges.  Buyer and its Affiliates (including, as of the Closing Date, the DVU Transferred Entities) will take no action that would reasonably be expected to result in any waiver of any such Privilege of Seller or any of its Affiliates without the prior written consent of Seller.  After the Closing, Buyer will have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the DVU Transferred Entities that are not indemnified pursuant to Section 9.02(a)(iii) except for Information prepared in connection with this Agreement, the Transaction Documents, the Separation Documents or the transactions contemplated hereby and thereby.  Seller and its Affiliates will take no action after the Closing that would reasonably be expected to result in any waiver of any such Privileges of Buyer without the prior written consent of Buyer.  The rights and obligations created by this Section 5.11(d) will apply to all Information as to which Seller, its Affiliates or the DVU Transferred Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”).  Upon receipt by Seller or its Affiliates, or Buyer and its Affiliates (including, as of the Closing Date, the DVU Transferred Entities), as the case may be, of any subpoena or discovery or other request from any Person that calls for the production or disclosure of Privileged Information of the other Party, or if Seller or its Affiliates or Buyer or its Affiliates (including, as of the Closing Date, the DVU Transferred Entities), as the case may be, obtains knowledge that any current or former employee of Seller or its Affiliates or Buyer or its Affiliates (including, as of the Closing Date, the DVU Transferred Entities), has received any subpoena discovery or other request from any Person that calls for the production or disclosure of Privileged Information of one or more of the other Parties, Seller or Buyer will promptly notify the other Parties of the existence of the request and will provide such other Party a reasonable opportunity to review the Privileged Information and to assert any rights it may have under this Section 5.11(d) or otherwise to prevent the production or disclosure of Privileged Information.  Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 5.11(d), to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be.  All communications between the Buyer and Seller related to any such requests or any actual or threatened litigation by a third party against the Parties, Buyer and its Affiliates (including, as of the Closing Date, the DVU Transferred Entities), or Seller and its Affiliates (including the Retained Businesses), will be subject to the common interest privilege to the maximum extent allowed, except upon prior written notice provided by one of the Parties.  The access to Business Records and other Information being granted pursuant to Section 5.02, Section 5.11, Section 5.12, Section 9.03, Section 9.04 and Article VI, the agreement to provide witnesses and individuals pursuant to this Section 5.11 and the disclosure to Buyer or Seller of Privileged Information relating to the University or the Retained Businesses pursuant to this Agreement in connection with the transactions contemplated hereby will not be asserted by Seller or Buyer to constitute, or otherwise deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.11(d) or otherwise.

Section 5.12                          Retention of Business Records and Post-Closing Access.

(a)            After the Closing, Seller and Buyer agree to, and Buyer will cause the DVU Transferred Entities to, hold at least one copy of all Business Records relating to the conduct of the University or the DVU Transferred Entities on or before the Closing Date and not to destroy or dispose of such copy for a period of seven years from the Closing Date or such longer time as may be required by applicable Law, Educational Law, or enforceable Material Contract, and if thereafter Buyer proposes to destroy or dispose of such copy, Buyer will offer first in writing (with email being sufficient) at least 90 days prior to such proposed destruction or disposition to surrender all or any portion of such Business Records to Seller at Seller’s sole cost and expense.  Subject to the confidentiality obligations set forth herein, Seller and the Non-DVU Subsidiaries may retain a copy of any or all of the Business Records and any other materials included in any electronic data room or that are otherwise in the possession or under the control of Seller or the Non-DVU Subsidiaries relating to the conduct of the University or the DVU Transferred Entities on or before the Closing Date.

(b)            From and after the Closing, except in connection with the enforcement by Buyer or any of its Affiliates (including, following the Closing, the DVU Transferred Entities) of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby as prohibited by applicable Law or Educational Law, Buyer will, and will cause its Subsidiaries, including the DVU Transferred Entities, to (i) give Seller and its Representatives reasonable access to the offices, properties and Business Records of Buyer and its Subsidiaries, including the DVU Transferred Entities, relating to the conduct of the University and the DVU Transferred Entities on or before the Closing Date during normal business hours and upon reasonable prior notice, (ii) furnish to Seller and its Representatives such financial and operating data and other information relating to the conduct of the University and the DVU Transferred Entities on or before the Closing Date and (iii) use commercially reasonable efforts to cause the employees of the DVU Transferred Entities to reasonably cooperate with Seller and its representatives, in each case, to the extent reasonably requested by Seller in connection with accounting, Tax and other similar needs at Seller’s sole cost and expense.  From and after the Closing, Seller will, and will cause the Non-DVU Subsidiaries, to (A) give Buyer and its Representatives reasonable access to the offices, properties and Business Records of Seller and the Non-DVU Subsidiaries relating to the conduct of the University on or before the Closing Date during normal business hours and upon reasonable prior notice, and (B) furnish to Buyer and its Representatives such financial and operating data and other information relating to the conduct of the University on or before the Closing Date and cause the employees of the DVU Transferred Entities to reasonably cooperate with Seller and its Representatives, and (C) use commercially reasonable efforts to cause the employees of the DVU Transferred Entities to reasonably cooperate with Seller and its Representatives, in each case, to the extent reasonably requested by Buyer in connection with accounting, Tax, legal defense and other similar needs.  Any such access will be granted in a manner as not to unreasonably interfere with the conduct of the business of the Party granting such access.  Notwithstanding the foregoing, either Party may withhold such access, as and to the extent necessary to avoid contravention or waiver, as to any document or information the disclosure of which could reasonably be expected to violate any Contract, or any Law or Educational Law, or result in the waiver of any legal privilege or work-product privilege; provided, that, to the extent practicable and in accordance with such Contract or Law or Educational Law, and in a manner that does not result of the waiver of any such privilege, such Party will make reasonable and appropriate substitute disclosure arrangements under circumstances in which these restrictions apply; provided, further, that nothing in this Section 5.12(b) will limit in any respect any rights any Party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(c)            Notwithstanding the foregoing, the provisions of Article VI will govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with (a) or Section 5.12(b).

Section 5.13                          Confidentiality.

(a)            The Parties acknowledge and agree that the Confidentiality Agreement will remain in full force and effect until the Closing and that any books and records, data and other information provided to Buyer between the date hereof and the Closing will be considered “Confidential Information” (as such term is defined in the Confidentiality Agreement) and afforded all protections provided therein.  Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate.  As soon as reasonably practicable after the date hereof, Seller will instruct each Person (other than the Buyer and its Affiliates and Representatives) in possession of confidential information about the University that was furnished within the last two years by or on behalf of Seller in connection with any actual or potential proposal by such Person to acquire the University (or any portion thereof) to promptly return or destroy all such information (to the extent Seller has not already done so).

(b)            Seller will not, and will cause its Representatives and Subsidiaries not to, directly or indirectly, from and after the Closing Date, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the University; provided, that, the foregoing restriction will not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.13(b) or (B) independently developed by Seller or any of its Subsidiaries (other than by the University prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law or Educational Law, or, as reasonably determined by Seller after conferring with its outside counsel, necessary or advisable to address an enforcement action, so long as, to the extent legally permissible and feasible, Seller or such other Seller, as applicable, provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary set forth in this Section 5.13(b), Seller and its Subsidiaries and Representatives will be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the University if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve the confidentiality for their own similar information.

(c)            Buyer will not, and will cause its Representatives, Subsidiaries (including the DVU Transferred Entities) and other Affiliates not to, directly or indirectly, from and after the Closing Date, without the prior written consent of Seller, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information related to the Retained Businesses; provided, that, the foregoing restriction will not (i) apply to any information (A) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.13(c) or (B) independently developed by Buyer or any of its Subsidiaries (other than by the Retained Businesses prior to the Closing) without reference to or use of the applicable confidential or proprietary information, or (ii) prohibit any disclosure (A) required by Law or Educational Law or an Educational Agency so long as, to the extent legally permissible and feasible, Buyer provides Seller with reasonable prior notice of such disclosure and a reasonable opportunity to contest such disclosure or (B) made in connection with the enforcement of any right or remedy relating to this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby.  Notwithstanding anything to the contrary set forth in this Section 5.13(c), Buyer and its Subsidiaries, Affiliates and Representatives will be deemed to have satisfied their obligations hereunder with respect to confidential or proprietary information related to the Retained Businesses if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar information.

Section 5.14                          Non-Solicitation; Non-Competition.

(a)            For a period of three years from and after the Closing Date, Seller will not, and will cause its Affiliates and the Non-DVU Subsidiaries not to, directly or indirectly, through their respective officers, directors, employees or otherwise:

(i)            request, induce or attempt to influence any University Employee to terminate his or her employment with or service to Buyer or any DVU Transferred Entity; or

(ii)            solicit the employment of any management level University Employee.  The restrictions of this clause (ii) of this Section 5.14(a) will cease to apply to a University Employee six months after the later of (A) the date of termination of his or her employment with Buyer or any DVU Transferred Entity and (B) the last date on which such University Employee receives severance or other termination payments from Buyer or any DVU Transferred Entity.  Nothing in clause (ii) of this Section 5.14(a) will restrict or prevent Seller or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit the University Employees or, in either case, hiring any University Employee who responds to such generalized searches or search firm solicitations.

(b)            For a period of three years from and after the Closing Date, Buyer will not, and will cause the DVU Transferred Entities not to, directly or indirectly, through their respective officers, directors, employees or otherwise:

(i)            request, induce or attempt to influence any employee of Seller or any Non‑DVU Subsidiary to terminate his or her employment with or service to Seller or any Non‑DVU Subsidiary; or

(ii)            solicit the employment of any management-level employee of Seller or any Non-DVU Subsidiary, or any other employee of Seller or any Non-DVU Subsidiary to whom Buyer is introduced, of whom Buyer has become aware, or with whom Buyer has otherwise contacted, as a result of the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.  The restrictions of clause (ii) of this Section 5.14(b) will cease to apply to an employee of Seller or any Non-DVU Subsidiary six months after the later of (A) the date of termination of his or her employment with Seller or any Non-DVU Subsidiary and (B) the last date on which such individual receives severance or other termination payments from Seller or any Non-DVU Subsidiary.  Nothing in clause (ii) of this Section 5.14(b) will restrict or prevent Buyer or any of the DVU Transferred Entities from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit any employee of Seller or any Non-DVU Subsidiary or, in either case, hiring any such employee who responds to such generalized searches or search firm solicitations.

(c)            For a period of three years from and after the Closing Date, Seller will not, and will cause its Affiliates and the Non-DVU Subsidiaries not to, directly or indirectly, through their respective Representatives or otherwise, conduct University Activities in the Territory or otherwise engage in, have a controlling equity interest in or take a security interest in, any Person conducting University Activities in the Territory.  Notwithstanding the foregoing, the restrictions in this Section 5.14(c) will not preclude Seller, its Affiliates and the Non-DVU Subsidiaries from continuing and/or expanding programs or operations of its other institutions or organizations to the extent such activities do not utilize University Intellectual Property.

Section 5.15                          Public Announcements.  The timing and content of all press releases, public announcements or other external communications regarding any aspect of this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby to the financial community, or the general public will be mutually agreed upon in advance by the Parties (which consent will not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, (i) upon a halt, or threatened halt, of trading, or as directed, Seller may make any such announcement or external communication which it in good faith believes, is required or compelled by any national securities exchange, (ii) except directly to any Governmental Authority, Seller shall not disclose the identity of any direct or indirect equity-holders of Buyer without Buyer’s prior written consent, which consent may be withheld in Buyer’s sole discretion, and (iii) each Party may make an external communication which it in good faith believes, based on advice of counsel, is required by Law or Educational Law to which such Party is subject; provided, that, such Party will consult with and agree on the language of any such announcement or other external communication with the other Party prior to any such announcement or other external communication, and will in any event promptly provide the other Party with copies of any such announcement or other external communication.

Section 5.16                          Director and Officer Indemnification and Exculpation.

(a)            From and after the Closing Date, Buyer will cause each DVU Transferred Entity to indemnify, defend and hold harmless to the fullest extent permitted by Law, in the Organizational Documents of the applicable DVU Transferred Entity and indemnification agreements, in each case, as in effect as of the date of this Agreement, the individuals who on or prior to the Closing Date were directors or officers of such DVU Transferred Entity (collectively, the “D&O Indemnitees”), as applicable, with respect to all acts or omissions by them in their capacities as such or taken at the request of such DVU Transferred Entity at any time prior to the Closing Date only to the extent such act or omission was in respect of the University.  Buyer agrees that all rights of the D&O Indemnitees to indemnification and exculpation from Liabilities for acts or omissions occurring on or prior to the Closing Date pursuant to any Organizational Documents, indemnification agreements or other arrangements of each DVU Transferred Entity will survive the Closing Date and will continue in full force and effect in accordance with their terms, and otherwise to the fullest extent permitted by Law.  Such rights will not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by applicable Law.  In addition, Buyer will cause each DVU Transferred Entity to advance and pay any expenses of any D&O Indemnitee under this Section 5.16 to the fullest extent permitted under Law, in the Organizational Documents of the applicable DVU Transferred Entity and indemnification agreements in effect as of the date of this Agreement, provided, that, the Person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by Law.

(b)            Buyer and each D&O Indemnitee will cooperate, and cause their respective Affiliates to cooperate, in the defense of any such Action and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)            If Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Buyer will assume all of the obligations thereof set forth in this Section 5.16.

(d)            The provisions of this Section 5.16 (i) are intended to be for the benefit of, and will be enforceable by, each D&O Indemnitee and such D&O Indemnitee’s heirs and Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract, at Law or otherwise.

Section 5.17                          Notice of Certain Events.  Prior to the Closing Date, Buyer will give Seller, and Seller will give Buyer, prompt written notice if such Party becomes aware of (a) any Action commenced or threatened against such Party that arises out of the transactions completed by this Agreement or any Action that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 3.09, (b) any notice or other communication from any Governmental Authority or Educational Agency in connection with the transactions contemplated by this Agreement, (c) any development that would reasonably be expected to result in a failure of a condition set forth in Article VIII.  The delivery of any notice pursuant to this Section 5.17 will not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice.

Section 5.18                          Appropriate Actions; Further Assurances.

(a)            Except as otherwise provided in this Agreement and subject to Section 5.03, Section 5.05 and Section 5.06, each of the Parties will use their commercially reasonable efforts before the Closing Date to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Laws and Educational Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement and (ii) the execution and delivery of such instruments, and the taking of such other actions, as the other Party hereto may reasonably require in order to consummate the transactions contemplated by this Agreement; provided, that, the foregoing will in no event be interpreted to require any Party to waive any condition precedent to its obligations to close the transactions contemplated hereby.

(b)            Subject to Seller’s indemnification obligations under Section 9.02, as to the DVU Transferred Entities, Buyer will be responsible for complying with the Stipulated Order for Permanent Injunction and Monetary Judgment entered by the United States District Court, Central District of California on December 19, 2016 in the matter Federal Trade Commission v. DeVry Education Group, Inc., DeVry University, Inc., and DeVry/New York Inc., Case No. 2:16-cv-00579 (the “FTC Order”), as the FTC Order applies to the DVU Transferred Entities.

(c)            Seller will be responsible for complying with the FTC Order to the extent the FTC Order applies to the Retained Businesses.

Section 5.19                          Mail and Other Communications; Accounts.

(a)            After the Closing Date, Seller and its Subsidiaries and Buyer and its Subsidiaries (including the DVU Transferred Entities) may receive mail, packages and other communications (including electronic communications) properly belonging to the other Party (or the other Party’s Subsidiaries).  Accordingly, at all times after the Closing Date, Seller and Buyer authorizes the other and their respective Subsidiaries to receive and open all mail, packages and other communications received by it and not unambiguously intended for the other Party (or its Subsidiaries) or any of the other Party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the University (in the case of receipt by Buyer and its Subsidiaries (including the DVU Transferred Entities)) or the Retained Businesses (in the case of receipt by Seller and its Subsidiaries), or to the extent that they do not relate to the University (in the case of receipt by Buyer and its Subsidiaries (including the DVU Transferred Entities)) or the Retained Businesses (in the case of receipt by Seller and its Subsidiaries), the receiving party will promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages or other communications (or, in case the same relate to both the University and the Retained Businesses and that is not a payment or reimbursement, which is addressed in Section 5.19(b) and Section 5.19(c), copies thereof) to the other party.  The provisions of this Section 5.19 are not intended to, and will not be deemed to, constitute an authorization by any of Seller or Buyer to permit the other to accept service of process on its behalf and neither Party is or will be deemed to be the agent of the other for service of process purposes.

(b)            All payments and reimbursements received by Seller or its Subsidiaries in connection with or arising out of the University after the Closing will be held by such Person in trust for the benefit of Buyer and, promptly upon receipt by such Person of any such payment or reimbursement, such Person will pay over to Buyer the amount of such payment or reimbursement, without right of set off.

(c)            All payments and reimbursements received by Buyer or its Subsidiaries in connection with or arising out of the Retained Businesses, after the Closing will be held by such Person in trust for the benefit of Seller and, promptly upon receipt by such Person of any such payment or reimbursement such person will pay over to Seller the amount of such payment or reimbursement without right of set off.

Section 5.20                          Finalization of Transaction Documents and Disclosure Schedules.  During the 60-day period following the date of this Agreement (the “Ancillary Agreement Period”), Seller and Buyer will cooperate in good faith to come to agreement on final forms of each of the following Transaction Documents:  (a) Transition Services Agreement; (b) Educational Services Agreement; (c) Separation Agreement; (d) Lease Transfer Agreements and (e) Schedule 5.04(c).

Section 5.21                          Indemnification Backstop.  During the five year period following the Closing Date, Seller and its Non-DVU Subsidiaries shall maintain an enterprise value, on a consolidated basis, of no less than $500,000,000.  Notwithstanding the foregoing, so long as Seller maintains an amount of cash (net of any Indebtedness of Seller) on its balance sheet that is equal to the Cap less any amounts paid pursuant to Section 9.02(a), the foregoing limitation shall not apply.

ARTICLE V
 TAX MATTERS

Section 6.01                          Tax Returns; Straddle Tax Periods; Refunds.

(a)            Tax Returns.

(i)            Seller will prepare and timely file, or cause to be prepared and timely filed, at Seller’s expense, on a basis consistent with past practice except to the extent otherwise required by applicable Law or otherwise provided in this Agreement, (A) all Seller Group Tax Returns relating to the DVU Transferred Entities, (B) all Tax Returns of or with respect to the DVU Transferred Entities required to be filed (taking into account any applicable extensions) on or before the Closing Date and (C) all other Tax Returns of or with respect to the DVU Transferred Entities for any Tax period ending on or before the Closing Date required to be filed (taking into account any applicable extensions) after the Closing Date.  Seller shall provide Buyer with a pro forma copy of each material Seller Group Tax Return for a Tax Period ending on or before the Closing Date with respect to the DVU Transferred Entities prepared on a stand-alone basis promptly after filing.  Seller shall provide drafts of any other material Tax Returns prepared on a stand-alone basis with resepect to the DVU Transferred Entities to Buyer for Buyer’s review and approval (which shall not be unreasonably withheld, conditioned or delayed) no later than 30 days prior to the due date for such Tax Return (taking into account any applicable extensions).  Buyer agrees to cooperate with Seller in the preparation of such Tax Returns.  If, within 20 days after the receipt of any such material Tax Return prepared on a stand-alone basis, Buyer notifies Seller in writing that it reasonably disputes the manner of preparation of such Tax Return, then the dispute shall be resolved in accordance with the provisions of Section 2.06(d), Section 2.06(e) and Section 2.06(f).

(ii)            Buyer will prepare and timely file, or cause to be prepared and timely filed, on a basis consistent with past practice of the DVU Transferred Entities except to the extent otherwise required by applicable Law or otherwise provided in this Agreement, all Tax Returns required to be filed by the DVU Transferred Entities for any Straddle Tax Period.  Buyer will submit any such Tax Return to Seller at least 30 days before the due date for filing such Tax Return (taking into account any applicable extensions). If, within 20 days after the receipt of any such Tax Return, Seller notifies Buyer in writing that it reasonably disputes the manner of preparation of a Straddle Tax Period Tax Return, then the dispute shall be resolved in accordance with the provisions of Section 2.06(d), Section 2.06(e) and Section 2.06(f).  Neither Buyer nor any of its Affiliates (including any DVU Transferred Entities) will file a Tax Return or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to any DVU Transferred Entity for a Pre-Closing Tax Period without the prior written consent of Seller.  For the avoidance of doubt and in accordance with Section 6.01(a)(iii) below,  the Seller shall pay to the DVU Transferred Entities within five days following the finalization of each Straddle Tax Period Tax Return all Taxes required to be paid with respect to such Straddle Tax Period Tax Return to the extent such Taxes are allocable to the Pre-Closing Tax Period under Section 6.01(b).

(iii)            The Party responsible for filing the Tax Return in accordance with Section 6.01(a)(i) or Section 6.01(a)(ii) shall timely pay such Taxes to the applicable Taxing Authority when due.  Except to the extent taken into account on the Final Closing Statement (including in Final Net Working Capital), at least five days prior to the due date for the payment of such Taxes, the other Party will pay the amount, if any, of such Taxes for which such Party is responsible pursuant to this ýArticle VI (including as determined pursuant to ýSection 6.07) to the preparing Party.  In the event that a Party disputes the manner of preparation of Tax Returns in accordance with Section 6.01(a)(i) or Section 6.01(a)(ii), the other Party shall file the applicable Tax Return no later than the due date thereof (taking into account any applicable extensions) and, to the extent any modifications to such Tax Returns are made in accordance with the dispute resolution provisions of Section 2.06(d), Section 2.06(e) and Section 2.06(f), (A) the Party responsible for filing the Tax Return shall file an appropriately amended Tax Return and (B) if additional amounts are due to a Taxing Authority, the Parties shall pay such amounts in accordance with the first two sentences of this Section 6.01(a)(iii).

(b)            For any Straddle Tax Period, (i) the amount of any Income Tax or Taxes measured by sales, use, receipts, or withholding or any other similar items of the DVU Transferred Entities for the Pre-Closing Tax Period or Post-Closing Tax Period will be determined on an interim closing of the books as of the close of business on the Closing Date, and (ii) the amount of any other Taxes of the DVU Transferred Entities for a Straddle Tax Period which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the Straddle Tax Period, with the remaining Taxes for such Tax period allocable to the Post‑Closing Tax Period.  For purposes of this Section 6.01(b), any exemption, deduction, credit or other item that is calculated on an annual basis will be allocated to the portion of the Straddle Tax Period in the same manner as set forth in clause (ii) above.

(c)            Except to the extent attributable to any Tax attribute arising in a Tax period beginning after the Closing Date, which Buyer is required under applicable Law to carry back to such Tax period, Seller will be entitled to any refund of Taxes or any credit against or offset of Taxes received in lieu of an actual refund (collectively, “Tax Refund”) received or realized with respect to Taxes paid by Seller or any of its Subsidiaries with respect to any DVU Transferred Entity for any Pre-Closing Tax Period (including, for the avoidance of doubt, any such amounts arising by reason of amended Tax Returns or any formal or informal claim for a Tax Refund filed after the Closing Date pursuant to this Article VI), and to the extent any such Tax Refund is received or realized by Buyer or an Affiliate of Buyer (including the DVU Transferred Entities).  Buyer will pay to Seller an amount equal to such Tax Refund (including interest received from any Taxing Authority with respect to such Tax Refund), but reduced by the amount of any reasonable out-of-pocket costs (including Income Taxes) incurred by Buyer or any of its Affiliates (including any DVU Transferred Entity) in obtaining such Tax Refund.  Such Tax Refund will be paid by Buyer to Seller within ten days of receipt or realization thereof.  Notwithstanding anything in this Agreement to the contrary, in the event that a Tax Refund with respect to a Pre-Closing Tax Period is subsequently determined by any Governmental Authority to be less than the amount paid by Buyer to Seller, Seller shall promptly return any such disallowed amounts (plus any interest in respect of such disallowed Tax Refunds owed to a Governmental Authority) to Buyer.  In connection with the foregoing, if Seller determines that any of the DVU Transferred Entities is entitled to file or make a formal or informal claim for a Tax Refund (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period, Seller will be entitled to file or make, or to request that Buyer cause the applicable DVU Transferred Entity to file or make, such formal or informal claim for a Tax Refund, at no out-of-pocket cost to Buyer, and Seller will be entitled to control the prosecution of such claim for a Tax Refund.  Buyer will cooperate, and cause the DVU Transferred Entities to cooperate, with respect to such claim for a Tax Refund.  With respect to any Tax Refund for a Straddle Tax Period, Buyer and Seller will equitably apportion any Tax Refund (including interest received from any Taxing Authority with respect to such Tax Refund) received or realized with respect to such Taxes in a manner consistent with the principles set forth in Section 6.01(b).

Section 6.02                          Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, all excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, property, transfer and similar Taxes, including the out-of-pocket costs and expenses of preparing and filing Tax Returns for all such Taxes previously listed in this sentence (collectively, “Transfer Taxes”) arising from the transfer of the DVU Equity Interests and the Separation will be borne equally by Seller and Buyer on a 50-50 basis and, except to the extent taken into account on the Final Closing Statement (including in Final Net Working Capital), each of Buyer and Seller shall reimburse the other party to the extent necessary to effectuate such allocation.  Each of Seller and Buyer shall timely file any required Tax Return or other document with resepect to Transfer Taxes to the extent such Party is required under applicable Law to file such Tax Return or other document.  The Parties will cooperate with each other in connection with the filing of any Tax Returns relating to Transfer Taxes, including joining in the execution of any such Tax Return or other documentation where necessary.  Each Party will, upon request of the other Party, use its reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax.

Section 6.03                          Cooperation on Tax Matters.  Buyer and Seller will, and will cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by the other, in connection with the preparation, execution and filing of Tax Returns pursuant to Section 6.01(a) and the conduct of any Tax Claim.  Such cooperation will include providing access to records and other information which are reasonably relevant to any such Tax Return or Tax Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder provided that, nothing herein shall require the disclosure of any information or document which could result in the loss or waiver of the attorney client or other applicable privilege.  Buyer and Seller will, and will cause their respective Affiliates to, (a) retain all books and records with respect to Tax matters pertinent to the University and the operations of the DVU Transferred Entities relating to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations, (b) abide by all record retention agreements entered into with any Taxing Authority, and (c) give the other Party 90 days’ written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Buyer or Seller will, and will cause their respective Affiliates to, allow the other to take possession of such books and records.  Notwithstanding anything to the contrary in this Agreement, Seller will not be required to transfer to Buyer any (i) Seller Group Tax Returns or related work papers (other than pro forma Tax Returns of the DVU Transferred Entities and related work papers for such pro forma Tax Returns) or (ii) Tax Returns or related work papers of Seller or any Non-DVU Subsidiary.

Section 6.04                          Buyer Covenants.  Buyer will not cause or permit any DVU Transferred Entity or any Affiliate of Buyer with respect to any DVU Transferred Entity to (a) make any election pursuant to Treasury Regulation Section 301.7701-3 that is effective on or before the day after the Closing Date, (b) make, change or revoke any Tax election, amend, file, revoke or otherwise modify any Tax Return of any DVU Transferred Entity for a Tax period ending on or before, or including, the Closing Date, unless otherwise required by applicable Law,  and (c) take, or cause to be taken, any actions outside of the ordinary course of business following the Closing on the Closing Date.  Additionally, to the maximum extent permitted under applicable Law, Buyer shall, and shall cause each of its Affiliates to, waive the carry back of any Tax attribute to a Tax Period (or portion thereof), ending on or before the Closing Date.

Section 6.05                          Tax Sharing Agreements.  All Tax sharing Contracts and arrangements between (i) any DVU Transferred Entity, on the one hand, and (ii) Seller or any of its Affiliates (other than any DVU Transferred Entity), on the other hand, will be terminated effective as of the close of business on the Closing Date and will have no further effect for any Tax period (whether past, present or future), and, after the Closing, no additional payments will be made thereunder with respect to any Tax period, whether in respect of a redetermination of Liabilities for Taxes or otherwise.

Section 6.06                          Tax Indemnification.

(a)            Except to the extent taken into account on the Final Closing Statement (including in Final Net Working Capital) or as otherwise provided in Section 6.06(b), Seller hereby indemnifies the Buyer Indemnitees against, and agrees to hold each of them harmless from and against, (i) any Taxes imposed on or payable by or with respect to any DVU Transferred Entity for a Pre-Closing Tax Period, (ii) any Taxes imposed on or payable by or with respect to any DVU Transferred Entity as a result of membership in an affiliated, consolidated, combined, or unitary group on or prior to the Closing Date, (iii) any Transfer Taxes for which Seller is responsible under Section 6.02, and (iv) any Taxes to the extent arising out of or resulting from any breach by Seller of any covenant contained in this Article VI.

(b)            Buyer hereby indemnifies the Seller Indemnitees against, and agrees to hold each of them harmless from, (i) all Taxes of the DVU Transferred Entities other than any Taxes for which Seller is responsible pursuant to Section 6.06(a), (ii) Transfer Taxes for which Buyer is responsible under Section 6.02, and (iii) any Taxes to the extent arising out of or resulting from any breach by Buyer of any covenant contained in this Article VI.

(c)            Subject to Section 6.08, the obligations to indemnify under Section 6.06(a) and Section 6.06(b) will survive the Closing until 30 days after expiration of the applicable statute of limitations (including extensions).

Section 6.07                          Procedures Relating to Indemnification of Tax Claims.

(a)            If a claim for Taxes, including notice of a pending audit, deficiency, proposed adjustment, assessment, examination, suit, dispute or other claim with respect to Taxes will be made by any Taxing Authority, for periods ending on or before the Closing Date or a Straddle Period which, if successful, might result in a claim for indemnity pursuant to Section 6.06(a) or Section 6.06(b) (any such claim, a “Tax Claim”), the Party which receives such Tax Claim will notify the other Party in writing within ten days of receipt thereof; provided, that, the failure of an Indemnified Party to give such notice to an Indemnifying Party will not affect the indemnification provided hereunder except to the extent that the Indemnifying Party has actually and materially been prejudiced by such failure.

(b)            Seller will control any Tax Claim with respect to any Seller Group Tax Return, and Buyer will not control or participate in any such Tax Claim.

(c)            With respect to any Tax Claim relating to a Tax period ending on or prior to the Closing Date not described in Section 6.07(b), Seller will control, at Seller’s expense, the conduct of such Tax Claim unless Seller provides Buyer with written notice of its refusal to control such Tax Claim; provided, that, (i) Seller will keep Buyer reasonably informed as to the status of any Tax Claim that Seller controls pursuant to this Section 6.07(c) and (ii) if the resolution of such Tax Claim would reasonably be expected to have a material effect on the Liability of Buyer or any of its Affiliates (including the DVU Transferred Entities) for Taxes for any Post-Closing Tax Period, Seller will not settle or otherwise compromise such Tax Claim without Buyer’s written consent, which will not be unreasonably withheld, conditioned or delayed.  If Seller refuses to control a Tax Claim pursuant to this Section 6.07(c), Buyer will control such Tax Claim; provided, that, (A) Buyer will keep Seller reasonably informed as to the status of such Tax Claim and (B) Buyer will not settle or otherwise compromise such Tax Claim without Seller’s written consent, which will not be unreasonably withheld, conditioned or delayed.

(d)            With respect to any Tax Claim relating to a Straddle Tax Period, the Party which has the greater potential Liability will control the defense and resolution of such Tax Claim; provided, that, such Party defends the items as reported on the relevant Tax Return. With respect to any Tax Claim subject to this Section 6.07(d), (i) the controlling Party will keep the other reasonably informed as to the status of such Tax Claim and (ii) the non-controlling Party will be entitled to participate in any such Tax Claim and the controlling Party will not settle or otherwise compromise such Tax Claim without the other Party’s written consent, which will not be unreasonably withheld, conditioned or delayed.

Section 6.08                          Section 336(e) Elections.

(a)            Buyer and Seller shall join and cooperate in making joint elections under Section 336(e) of the Code and the Treasury Regulations promulgated thereunder in respect of the purchase of the DVU Equity Interests with respect to the DVU Transferred Entities and under any comparable provisions of state, local, or foreign Tax Law in respect of such purchase (the “Elections”).  Seller shall include any income, gain, loss, deduction, or other Tax item resulting from the Elections on its Tax Returns to the extent required by applicable Law.  Seller and Buyer shall report the transfers under this Agreement consistent with the Elections on all Tax Returns and neither Seller nor Buyer shall take a position contrary to the Elections unless and, then solely to the extent, required to do so pursuant to a final determination.

(b)            Without limiting the generality of the foregoing, with respect to the Elections, Buyer and Seller shall take any and all actions necessary in order complete the Elections in the manner described in Treasury Regulation Section 1.336-2(h)(1).  At Closing, the Seller shall deliver to Buyer the election statements described in Treasury Regulation Section 1.336-2(h)(5) for Buyer’s review, comment and consent (not to be unreasonably withheld, conditioned or delayed). As reasonably requested from time to time by Seller (whether before, at or after the Closing), Buyer will assist and provide the necessary information to Seller in connection with the preparation of any other form or document required to effect valid and timely Elections, including IRS Form 8883, any similar form under state or local Law and any schedules or attachments thereto.  If any changes are required in these forms following the Closing as a result of information that is first available after these forms are prepared, Buyer shall make any such changes and Buyer shall execute and deliver such revised forms to Seller at Seller’s request.

(c)            Within 30 days following the date on which the final determination of the Final Purchase Price is made pursuant to Section 2.06(a)(ii)(3), Buyer shall deliver to Seller a schedule (the “Allocation Schedule”) allocating the aggregate consideration (as determined for Income Tax purposes) payable to Seller hereunder among the assets of the DVU Transferred Entities; provided, that, such Allocation Schedule shall be consistent with the DeVry University Purchase Price and the DeVry New York Purchase Price and applicable Tax Law.  Seller agrees that, within 20 days following its receipt of the Allocation Schedule, Seller shall review and comment on the Allocation Schedule.  If Seller has comments on the Allocation Schedule and the Parties are not able to agree on the Allocation Schedule, then the dispute shall be resolved in accordance with the provisions of Section 2.06(d), Section 2.06(e) and Section 2.06(f)  After the Allocation Schedule is finalized in accordance with this Section 6.08, Seller shall then promptly sign and return an executed copy thereof to Buyer.  Buyer and Seller agree to file all federal, state, and local Tax Returns in accordance with the Allocation Schedule (as originally proposed or as revised, as the case may be) and not to take, or cause to be taken, any action that would be inconsistent with any Elections.  The Allocation Schedule shall be amended from time to time to reflect any adjustments to the Purchase Price as agreed to by the Parties.

Section 6.09                          Coordination with Article IX.  Except to the extent specifically set forth in this Agreement, the recourse of any Buyer Indemnitee for any and all Damages relating to or arising from Tax matters, including those set forth in Section 3.14 or this Article VI, will be controlled by this Article VI rather than Article IX.  In the event the provisions of Section 6.06, Section 6.07 or Section 6.08, on the one hand, and the provisions of Article IX, on the other hand, conflict or otherwise each applies by its terms, Section 6.06, Section 6.07 or Section 6.08, as applicable, will exclusively govern such relevant Tax matters; provided, that, Section 9.04, Section 9.07 and Section 9.08 will apply in any event.

ARTICLE VI
 EMPLOYEE MATTERS

Section 7.01                          Employees.

(a)            Subject in each case to all applicable Laws, effective no later than immediately prior to the Closing, Seller will cause (i) those University Employees designated by Buyer at least 30 Business Days prior to the Closing to be employed by a DVU Transferred Entity, (ii) those University Employees then employed by a DVU Transferred Entity designated by Buyer at least 30 Business Days prior to the Closing to be terminated by a DVU Transferred Entity and (iii) the DVU Transferred Entities to adopt the New DVU Plans (to the extent Buyer has provided its prior written consent to such adoption).  Seller will make available to Buyer copies of each New DVU Plan, if any, as they become available.

(b)            As of the Closing and for the one-year period following the Closing Date or such longer period as may be required by applicable Law or Contract (the “Benefit Period”), Buyer will, or will cause the DVU Transferred Entities to, provide each University Employee with (i) base compensation that is at least equal to the base compensation that is in effect for such University Employee immediately prior to the Closing and (ii) employee benefits that are substantially comparable in the aggregate to those employee benefits provided to such University Employee pursuant to the applicable New DVU Plans, if any (subject to Section 7.01(d), other than any 401(k) matching benefits) as applicable, immediately prior to the Closing (collectively, the “Applicable Plans”); provided, that, for purposes of determining comparability, any equity-based incentives, retention bonuses, nonqualified deferred compensation plans, defined benefit retirement benefits, retiree welfare benefits and de minimis fringe benefits will be disregarded; and provided further, that the foregoing obligations in this subsection (b) will only apply to a University Employee for as long as such University Employee remains employed by a DVU Transferred Entity during the Benefit Period.

(c)            In connection with the obligations of Seller under Section 7.01(a)(ii), as of the Closing, the active participation of each University Employee in the defined contribution plans set forth in Schedule 7.01(c) (the “Seller Defined Contribution Plans”) will cease.  Effective as of or before the Closing, Seller or the DVU Transferred Entities will establish at a DVU Transferred Entity one or more defined contribution plans that are intended to comply with Section 401(a) of the Code to cover University Employees as of and after the Closing (such plan or plans, the “New DVU 401(k) Plans”) and to receive the transfer of account balances from the applicable Seller Defined Contribution Plans pursuant to this Section 7.01(c).  The Parties will cooperate in making any and all filings and submissions to the IRS, the Department of Labor and any other applicable Governmental Authority required to be made by them in connection with the transfer of assets described in this Section 7.01(c).  Provided that Seller or the DVU Transferred Entities have established the New DVU 401(k) Plans, and subject to the preceding sentences, then, as soon as practicable following the Closing, Seller will cause the trustees of the Seller Defined Contribution Plans to transfer in the form of cash or, with respect to loans to University Employees or otherwise upon Buyer’s reasonable request, in kind, in accordance with 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA, the full account balances (inclusive of such loans) of all University Employees, which account balances will have been credited with applicable earnings and contributions, if any, attributable to the period ending on the close of business of the day immediately preceding the transfer date, reduced by any benefit or withdrawal payments in respect of University Employees prior to the transfer date, to the trustee of the New DVU 401(k) Plans.  Such transfer of assets will occur as soon as administratively practicable following the Closing.  If shares of Seller’s common stock are held in the University Employees’ accounts under the Seller Defined Contribution Plans and are transferred to the New DVU 401(k) Plans pursuant to the preceding sentence, then unless a University Employee otherwise directs, the trustee of the New DVU 401(k) Plans will continue to hold the shares of Seller’s common stock transferred pursuant to this Section 7.01(c) in a separate account under such plan subject to the terms of the New DVU 401(k) Plans.  In consideration of the transfer of assets hereunder, the DVU Transferred Entities will cause the New DVU 401(k) Plans, effective as of the transfer date, to assume all of the obligations of the Seller Defined Contribution Plans solely with respect to the account balances of the University Employees that are actually transferred hereunder under the Seller Defined Contribution Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the transfer date).  The DVU Transferred Entities will not assume any Seller Defined Contribution Plans or any other obligations or Liabilities arising under or attributable to the Seller Defined Contribution Plans.  Notwithstanding the foregoing, in the event Buyer or Seller determine in good faith that the features of a Seller Defined Contribution Plan create material legal impediments to consummating a trustee-to-trustee transfer, then in lieu of effecting a trustee-to-trustee transfer from such plan, the DVU Transferred Entities will cause the New DVU 401(k) Plans to accept direct rollovers (including direct rollovers of participant loans) of University Employees from Seller Defined Contribution Plans.

(d)            From and after the Closing, Seller and the Non-DVU Subsidiaries will remain responsible for, and will pay and perform when due, all Liabilities under each Employee Plan that is sponsored, maintained or contributed to by Seller or any Subsidiary or Affiliate of Seller for the benefit of any current or former University Employee and each other plan, scheme, policy or arrangement providing for compensation or benefits that is sponsored, maintained or contributed to by Seller or any Subsidiary or Affiliate of Seller for the benefit of any current or former University Employee and, in any case, that is not a New DVU Plan (each, an “Excluded Plan”), whether arising prior to, on or after the Closing Date, except in each case to the extent such Liabilities are expressly assumed by Buyer or a DVU Transferred Entity under this Agreement and included in the calculation of Final Net Working Capital.  The DVU Transferred Entities will be responsible for, and will pay and perform when due, all Liabilities under any New DVU Plan whether such Liabilities arise prior to, on or after the Closing Date.  In the event that success sharing contributions for Fiscal Year 2018 are included in the calculation of Final Net Working Capital, Buyer agrees to cause the DVU Transferred Entities to contribute such success sharing amounts to the New DVU 401(k) Plans consistent with the past practices of Seller.

(e)            Seller, Buyer and the DVU Transferred Entities agree to cooperate and provide each other such information as each may reasonably request in order to administer the New DVU Plans, if any, and the Excluded Plans with respect to University Employees following the Closing.

(f)            Buyer will not, at any time within the 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act or any similar Law, affecting in whole or in part any site of employment, facility, operating unit or University Employee.  In addition, Buyer will provide a full defense to, and indemnify Seller for any claims, suits, charges, complaints, demands, grievances, proceedings, losses, expenses, damages, obligations and liabilities (including costs of collection, attorneys’ fees and other defense costs or disbursements) which Seller may incur in connection with any suit or claim of violation brought against or affecting Seller under the WARN Act or any similar Law for any actions taken by Buyer with regard to any site of employment, facility, operating unit or employee affected by this Agreement, including but not limited to liability under the WARN Act or any similar Law that arises in whole or in part as a result of any “employment loss”, as that term is defined in the WARN Act or any similar Law, which was caused by Buyer in such 90 day period following the Closing Date.

(g)            This Section 7.01 will survive the Closing and will be binding on all successors and assigns of Seller, Buyer and the DVU Transferred Entities and each of their respective Subsidiaries and Affiliates.  Nothing set forth in this Section 7.01 will confer any rights or remedies upon any employee or former employee of the DVU Transferred Entities, any University Employee or upon any other Person other than the parties hereto and their respective successors and assigns or will constitute the adoption, termination or amendment to any New DVU Plan or any other plan or arrangement covering the University Employees.  Nothing in this Section 7.01 will obligate Buyer or the DVU Transferred Entities or any of their respective Subsidiaries or Affiliates to continue the employment of any University Employee for any specific period.

ARTICLE VII
 CONDITIONS TO CLOSING

Section 8.01                          Mutual Conditions.  The respective obligations of each Party to consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by the Parties to the extent permitted by applicable Law:

(a)            No Law or Educational Law enacted, entered, promulgated or enforced by any Governmental Authority or Educational Agency of competent jurisdiction will be in effect at the Closing preventing the consummation of the transactions contemplated by this Agreement (each, a “Closing Legal Impediment”).

(b)            The DVU Transferred Entities and the University will have received (i) a written response from the DOE to the Preacquisition Review Application (the “DOE Preacquisition Response”), which does not include any statement of material impediment which could preclude the issuance of a TPPPA or PPPA following the Closing, or, state that as a condition of approval the DOE: (1) intends to require that the University or Buyer post or maintain any letter of credit other than requiring the continuation of the DOE LC required by the ED Settlement which shall not be increased from the amount set forth under the ED Settlement or extended beyond the LC Requirement Expiration Date or (2) intends to impose upon the DVU Transferred Entities  or the University any limitations or conditions that restrict enrollment, the ability to add new location or programs, or to modify existing programs (the requirements and prohibitions set forth in the foregoing clauses (1) and (2), together with the conditions described in clause (i) of Section 8.02(f), being referred to herein as the “Business Limitations”); (ii) approval from HLC of the transactions contemplated by this Agreement which does not place the University in Candidacy status; and (iii) all Pre‑Closing Educational Consents set forth on Schedule 8.01(c).

(c)            Neither Party will be a party to, or will be threatened in writing to be made a party to, any Proceeding before any Governmental Authority of competent jurisdiction that seeks to enjoin, restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement.

Section 8.02                          Conditions to the Obligation of Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a)            No Effect will have occurred since the date of this Agreement and be continuing that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            All representations and warranties made by Seller contained in Article III (other than the Fundamental Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, will be true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without regard to any “materiality”, “Material Adverse Effect”, or similar materiality qualifiers) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All Fundamental Representations, other than Section 3.05(a) (Capitalization), made by Seller in this Agreement that are qualified by “materiality,” “Material Adverse Effect”, or similar materiality qualifiers will be true and correct at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date) and all other Fundamental Representations, other than Section 3.05(a) (Capitalization), made by Seller in this Agreement will be true and correct in all material respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date).  The representation and warranty of Seller contained in Section 3.05(a) (Capitalization) will, in all but de minimis respects, be true and correct as of the Closing Date as though such representation and warranty was made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date).  Notwithstanding the conditions set forth in this Section 8.02(b), in no event will any breach of a representation or warranty made by Seller contained in Article III result in the failure of this condition to be satisfied exclusively as a result of any of the matters for which Seller has agreed to indemnify the Buyer Indemnitees pursuant to Section 9.02(a).

(c)            Seller will have duly performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Seller at or prior to Closing under the terms of this Agreement.

(d)            Seller will have delivered to Buyer a certificate dated as of the Closing Date signed by an officer of Seller to the effect that each of the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

(e)            Seller will have delivered, or caused to be delivered, to Buyer the items and documents set forth in Section 2.04(a).

(f)            No Educational Agency or Governmental Authority will have advised any of Seller, Buyer, the DVU Transferred Entities or the University that it intends to (i) impose conditions on any required Pre‑Closing or Post-Closing Educational Consent, or otherwise impose conditions upon the DVU Transferred Entities or the University as a result of the transactions contemplated by this Agreement, that would materially impact or restrict the manner in which the business is currently being operated, (ii) deny any required Post-Closing Educational Consent or (iii) challenge or oppose the transactions contemplated by this Agreement.

(g)            Seller will have delivered to Buyer evidence, in a form satisfactory to Buyer, that Seller is able to continue to obtain and provide the DOE LC following the Closing through the LC Requirement Expiration Date, as required under the ED Settlement, consistent with the terms of this Agreement and the ED Settlement, including any replacement or new DOE LC.

(h)            Seller will have delivered to Buyer evidence of Seller’s receipt of a Final Program Review Determination (FPRD) letter issued by DOE with respect to the program review conducted at the University.

(i)            Seller shall have provided documentation, in a form reasonably satisfactory to Buyer, evidencing that the University and the DVU Transferred Entities are not reasonably likely to receive more than ninety percent of its revenues from the Title IV Programs (with such percentage calculated consistent with the DVU Transferred Entities’ current practice and in accordance with the methodology set forth at 34 C.F.R. §§ 668.14 and 668.28) during the period starting on July 1, 2017 and ending on June 30, 2018.

(j)            There shall not have been any material change in the cohort default rate of the University, as set forth on Schedule 3.22(e).

(k)            Except as set forth on Schedule 8.02(k), the University and the DVU Transferred Entities shall not have lost or withdrawn from its participation in Title IV Programs, including with respect to any or all of its educational programs, or be subject to a Compliance Review that could reasonably be expected to result in the loss of eligibility to receive Title IV funds for the Institution or location or any material educational program, or that could reasonably be expected to result in the loss of any Educational Approval that is needed to receive Title IV funds or that is needed in order for students to be eligible to obtain licensure in their field of study.

Section 8.03                          Conditions to the Obligation of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement will be subject to the satisfaction at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Seller to the extent permitted by applicable Law:

(a)            All representations and warranties made by Buyer contained in Article IV will be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be true and correct only as of such specified date).

(b)            Buyer will have duly performed or complied with, in all material respects, all of the covenants and agreements required to be performed or complied with by Buyer at or prior to the Closing under the terms of this Agreement.

(c)            Buyer will have delivered to Seller a certificate dated as of the Closing Date signed by an officer of Buyer to the effect that each of the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

(d)            Buyer will have delivered to Seller the items and documents set forth in Section 2.04(b).

Section 8.04                          Frustration of Closing Conditions.  None of Seller or Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement and abandoning the transactions contemplated by this Agreement, on the failure of any condition set forth in this Article VIII to be satisfied if such failure has been primarily caused by, or is primarily the result of, such Party’s failure to comply with its obligations under this Agreement.

ARTICLE VIII
 INDEMNIFICATION

Section 9.01                          Survival.  Subject to Article VI relating to Taxes, the representations and warranties of the Parties contained in this Agreement and all covenants and agreements of the Parties that are to be performed prior to the Closing will survive the Closing for a period of 18 months after the Closing Date; provided, that, the Fundamental Representations and the representations and warranties contained in Section 4.01 (Organization and Qualification), Section 4.02 (Authorization) and Section 4.07 (Brokers) will survive until the date that is the 20 year anniversary of the Closing Date.  Subject to Article VI relating to Taxes, all of the covenants contained in this Agreement will survive the Closing until fully performed and remain in full force and effect in accordance with their terms, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.  Notwithstanding the preceding two sentences, any breach of any covenant, agreement, representation or warranty in respect of which indemnification may be sought under this Agreement that by their nature are required to be performed after the Closing will survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of such breach giving rise to such right of indemnification will have been given to the Party against whom such indemnification may be sought prior to such time.  The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.01 will govern when any such claim may be brought and will replace and supersede any statute of limitations that may otherwise be applicable.

Section 9.02                          Indemnification.

(a)            Subject to Article VI relating to Taxes and the provisions of this Article IX, including the limitations set forth in Section 9.04, Seller agrees to indemnify Buyer and its Affiliates, directors, managers, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Buyer Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee to the extent arising out of or relating to:

(i)            any breach of any representation or warranty of Seller in Article III of this Agreement or any failure of any representation or warranty of Seller in Article III of this Agreement to be true and correct (except in the case of any representation or warranty that by its terms addresses matters only as of a specified date, which need be so true and correct only as of such specified date);

(ii)            any breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement;

(iii)            without duplication, any Liability arising directly from (A) any Action filed with or by any Governmental Authority prior to the Closing Date, (B) an Action set forth on Schedule 3.09, (C) any Action filed prior to the Closing Date, (D) any other Action against Buyer or any DVU Transferred Entity which Action (1) covers all or any part of the subject matter of any of the Actions set forth on Schedule 3.09 and (2) is commenced within the four-year period following the Closing Date or (E) any other Action against Buyer or any DVU Transferred Entity which Action constitues a Borrower Defense Claim and is commenced within the five-year period following the Closing Date; provided, however, that if there have been no Actions of the type described in clause (D) of this Section 9.02(a)(iii) commenced during any consecutive 12-month period beginning after the one-year anniversary of the Closing Date, then Buyer shall have no further right to indemnification pursuant to clause (D) of this Section 9.02(a)(iii) following the end of such 12-month period; or

(iv)            without duplication, any other Liability arising in connection with or relating to (A) any Retained Business, (B) any Owned Real Property or (C) the Separation.

(b)            Subject to Article IV relating to Taxes and the provisions of this Article IX, including the limitations set forth in Section 9.04 effective at and after the Closing, Buyer agrees to indemnify Seller and its Affiliates, directors, officers, employees, successors, permitted assigns, agents and representatives (collectively, the “Seller Indemnitees”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee to the extent arising out of or relating to:

(i)            any breach of any representation or warranty of Buyer in Article IV of this Agreement or any failure of any representation or warranty of Buyer in Article IV of this Agreement to be true and correct (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which need be so true and correct only as of such specified date); or

(ii)            any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(iii)            any amounts required to be paid under or which are drawn on the DOE LC with respect to any action or omission (A) by Buyer or (B) after the Closing, by a DVU Transferred Entity, the University or their respective Affiliates, in either case, that results in any Person drawing on, extending, or increasing the size of, the DOE LC.

(c)            For all purposees hereunder, the determination of (i) the amount of Damages subject to indemnification pursuant to Section 9.02(a)(i), and (ii) whether the representations and warranties giving rise to such right to indemnification have been breached, will be made without regard to any qualification or exception contained in such representation or warranty relating to materiality, Material Adverse Effect or other similar qualifications or exceptions contained in or otherwise applicable to such representation or warranty.

Section 9.03                          Procedures.  Except with respect to Tax Claims, which are addressed in Article VI, claims for indemnification under this Agreement will be asserted and resolved as follows:

(a)            Any Buyer Indemnitee or Seller Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 9.02 will promptly notify in writing (a “Claim Notice”) the other Party (the “Indemnifying Party”) of the Third Party Claim (and in any event within 20 Business Days after receipt by such Indemnified Party of written notice of the Third Party Claim), which Claim Notice will describe in reasonable detail the nature of the Third Party Claim, including the basis of the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate of any Damages suffered or expected to be suffered with respect thereto; provided, that, failure to promptly provide such Claim Notice will not relieve the Indemnifying Party of its indemnification obligations provided under this Agreement except to the extent the Indemnifying Party will have been prejudiced as a result of such failure or delay.  The Indemnified Party will promptly provide the Indemnifying Party with a copy of all papers served with respect to such claim (if any) promptly upon receipt thereof by the Indemnified Party.

(b)            The Indemnifying Party will have the right to participate in the defense of any Third Party Claim at any time and, subject to the limitations contained in this Section 9.03(b), assume and control the defense thereof.  The Indemnifying Party will promptly notify the Indemnified Party (and in any event within 60 Business Days after having received any Claim Notice) with respect to whether or not it is exercising its right to assume and control the defense of any such Third Party Claim.  If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume and control the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Damage under this Article IX, then the Indemnifying Party will have the right to defend such Third Party Claim with counsel selected by the Indemnifying Party and not reasonably objected to by the Indemnified Party, in all appropriate proceedings, to a final conclusion or Settlement at the discretion of the Indemnifying Party in accordance with this Section 9.03(b); provided, that, an Indemnifying Party will not be entitled to assume the defense of such Third Party Claim if (A) such Third Party Claim could result in criminal liability of, or equitable remedies against, the Indemnified Party or (B) such Third Party Claim does not solely seek and continue to solely seek monetary damages.  The Indemnifying Party will have full control of such defense and proceedings, including any Settlement thereof; provided, that, the Indemnifying Party will not enter into any Settlement without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, such consent will not be required if (i) the Settlement (x) for any civil litigation contains a complete and unconditional general release by the third party asserting the Third Party Claim to all Indemnified Parties affected by the Third Party Claim and (y) for any Action by a Governmental Authority or Educational Agency provides a full resolution of the matters investigated based on the facts known at the time, (ii) the Settlement does not contain any sanction or material restriction upon the conduct or operation of any business conducted by the Indemnified Party or its Affiliates, (iii) the Settlement involves only monetary payments and, subject to the Cap and the other terms and conditions of this Article IX, the Indemnifying Party pays, or agrees to pay or cause to be paid, all such monetary payments arising out of such Settlement promptly following the effectiveness of such Settlement and (iv) exclusively with respect to any of the matters for which Seller has agreed to provide indemnification pursuant to Section 9.02(a)(iii), the Settlement would not reasonably be expected to have a materially negative effect on any pending litigation involving the same or similar facts or allegations for which the Indemnified Party may have a Liability or result in the imposition of restrictions upon the conduct or operation of any business conducted by the Indemnified Party.  The Indemnified Party may participate in, but not control, any defense or resolution of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 9.03(b), and the Indemnified Party will bear its own costs and expenses with respect to such participation unless the employment of separate legal counsel has been specifically authorized in writing by the Indemnifying Party.

(c)            If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) within 20 Business Days after receipt of any Claim Notice, then the Indemnified Party will defend itself against the applicable Third Party Claim, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings and in good faith, which proceedings will be prosecuted diligently by the Indemnified Party.  In such circumstances, the Indemnified Party will defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, that, the Indemnified Party may not enter into any Settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent will not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the Indemnified Party will not have the authority to make any admission of fact or liability as part of a Settlement that would reasonably be excepted to have a materially negative effect on any Liability for which Seller has agreed to provide indemnification pursuant to Section 9.02(a)(iii) or any pending litigation involving the same or similar facts or allegations for which the Indemnifying Party may have any Liability, without the prior written consent of Indemnifying Party.  The Indemnifying Party may participate in, but not control, any defense or Settlement controlled by the Indemnified Party pursuant to this Section 9.03(c), and the Indemnifying Party will bear its own costs and expenses with respect to such participation; provided, that, if at any time the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Damage under this Article IX, the Indemnifying Party will be entitled (to the extent permitted under Section 9.03(b) to assume the defense of such Third Party Claim in accordance with Section 9.03(b).  For the avoidance of doubt, if the Indemnifying Party does notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.03(b) and this Section 9.03(c), the Indemnifying Party will be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during from and after such 20 Business Day period which the Indemnifying Party has not assumed the defense thereof (but only if the Indemnified Party is actually entitled to indemnification hereunder).

(d)            If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder), to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including providing reasonable access to documents, records and information.  In addition, the Indemnified Party will make its personnel reasonably available at no cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnifying Party.  The Indemnified Party also agrees to reasonably cooperate with the Indemnifying Party and its counsel, in the making of any related counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and executing powers of attorney to the extent necessary.

(e)            A claim for indemnification for any matter not involving a Third Party Claim will be asserted by notice to the Indemnifying Party as promptly as practicable (the failure to give prompt notice will not, however, relieve the Indemnifying Party of its indemnification obligations unless the Indemnifying Party is prejudiced by such delay), which notice will describe in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement.

Section 9.04                          Limitations on Liability.  Notwithstanding anything to the contrary herein:

(a)            Seller will not be liable to indemnify an Indemnified Party for (i) any Damages pursuant to Section 9.02(a)(i) (other than for a breach of Section 3.22 (Education Regulatory Matters)) or (ii) Damages pursuant to Section 9.02(a)(ii) solely as it relates to a breach of Section 5.01, in either case, unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $75,000 (the “Deductible”), and then only to the extent such aggregate Damages exceed such amount; provided, that, the Deductible will not apply to indemnification for Damages arising out of or resulting from (A) any breach of Section 3.14 (Taxes) or Section 3.23 (Accounts Receivable), (B) any breach of any Fundamental Representation (and, for the avoidance of doubt, Damages indemnifiable on account of any breach of any Fundamental Representation will not be counted towards the calculation of the Deductible for any other breaches) or (C) the matters set forth in Section 9.02(a)(iii), and Section 9.02(a)(iv);

(b)            Seller will not be liable to indemnify an Indemnified Party for any Damages pursuant to Section 9.02(a)(i) solely as it relates to a breach of Section 3.22 (Education Regulatory Matters) unless the aggregate amount of Damages actually incurred by the Buyer Indemnitees for such breach and all other breaches otherwise subject to indemnification hereunder exceeds $250,000;

(c)            in no event will Seller’s aggregate Liability arising out of or relating to Section 9.02(a)(i), exceed $40,000,000, less any amount by which the DOE LC is drawn on under Section 5.08 (the “Representation Cap”); provided, that, the Representation Cap will not apply to indemnification for Damages arising out of or resulting from (i) any breach of Section 3.14 (Taxes) or Section 3.22 (Education Regulatory Matters), (ii) any Fundamental Representation, or (iii) the matters set forth in  in Section 9.02(a)(iii) and Section 9.02(a)(iv), or in the event that a court of competent jurisdiction finally concludes that Seller willfully and knowingly committed fraud against Buyer, with the specific intent to deceive and mislead Buyer regarding the representations and warranties made in Article III of this Agreement;

(d)            in no event will Seller’s aggregate Liability arising out of or relating to Section 9.02(a) exceed $200,000,000, less any amount by which the DOE LC is drawn on under Section 5.08 (the “Cap”);

(e)            no Buyer Indemnitee will be entitled to indemnification under Section 6.06(a) or this Article IX to the extent a Liability or reserve relating to the matter giving rise to such Damages has been included in the calculation of Final Net Working Capital or to the extent such Buyer Indemnitee has otherwise actually been compensated with respect thereto pursuant to the post-Closing adjustment contemplated by Section 2.05(b);

(f)            in no event will Seller be liable under Section 9.02(a) or Section 6.06 for any Damages arising from an action taken or not taken by Seller at the written request of or with the written consent of Buyer and in no event will Seller be liable under Section 9.02(a)(i), Section 9.02(a)(ii) or Section 9.02(a)(iv) for any Damages or Liability for which Seller has agreed to indemnify a Buyer Indemnified Party pursuant to Section 9.02(a)(iii);

(g)            Buyer Indemnitees will not have a right to assert claims for indemnification under any provision of this Agreement (including Section 6.06) for Damages to the extent that such Damages arise out of actions taken (or omitted to be taken) by Buyer, the DVU Transferred Entities or any Buyer Indemnitee after the Closing Date;

(h)            the amount of any Damages for which an Indemnified Party claims indemnification under this Agreement will be reduced by the amount of (i) any insurance proceeds actually received from third party insurers with respect to such Damages; (ii) any Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of such Damages in the Tax period in which the indemnification payment is made or in a prior Tax period (provided that any such Tax benefit is actually realized in the same year as the incurrence or payment of such Damages), and (iii) any indemnification, contribution, offset or reimbursement payments actually received from third parties with respect to such Damages, in each case of clauses (i) through (iii) above, net of any reasonable costs associated with recovery of such amounts; provided, that, such Indemnified Party will use commercially reasonable efforts to obtain recoveries from insurers, including title insurers, and other third parties in respect of this Section 9.04(h).  If an Indemnified Party (A) actually receives insurance proceeds from third party insurers with respect to such Damages, (B) actually realizes any Tax benefit in a later year, or (C) actually receives indemnification, contribution, offset or reimbursement payments from third parties with respect to such Damages, in each case, at any time subsequent to any indemnification payment pursuant to Section 6.06 or this Article IX, then such Indemnified Party will promptly reimburse the applicable Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to such amount actually received (or, in the case of a Tax benefit, actually realized) by such Indemnified Party;

(i)            each Indemnified Party will have a duty to use commercially reasonable efforts to mitigate any Damages arising out of or relating to this Agreement or the transactions contemplated hereby, including incurring the minimum costs necessary to remedy any breach that gives rise to such Damages;

(j)            in the event an Indemnified Party will recover Damages in respect of a claim of indemnification under this Article IX or Section 6.06, no other Indemnified Party will be entitled to recover the same Damages in respect of a claim for indemnification;

(k)            notwithstanding anything provided under applicable Law, no Party will have any Liability (including, without limitation, under Article III, Article VI or this Article IX) for, and Damages will not include, any punitive, consequential, special or indirect Damages, including, lost profits, loss in value or any damages that are based on a multiple of earnings, or any other Damages that are not the probable or reasonably foreseeable result of a breach of this Agreement, except for punitive damages awarded in respect of any Third Party Claim;

(l)            notwithstanding anything to the contrary herein, no Indemnified Party shall recover more than once for the same Liability; and

(m)            THE RIGHTS OF INDEMNIFICATION SET FORTH IN THIS Article IX WILL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING ANY INDEMNIFYING PARTY) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE INDEMNIFIED PARTY OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE INDEMNIFIED PARTY.

Section 9.05                          Assignment of Claims.  If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 or Section 6.06 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party will, to the extent permitted by Law and any pertinent Contract, assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

Section 9.06                          Recourse.  Any indemnification obligations of Seller pursuant to Section 9.02(a)(i) (other than with respect to any breach of any Fundamental Representation) and Section 9.02(a)(ii), solely with respect to a breach of Section 5.01 will first be offset against any amounts owed from Buyer to Seller pursuant to Section 2.07 and Section 5.08(c), then under the terms of the other Transaction Documents, including the Transition Services Agreement, and finally, to the extent no such outstanding amounts remain, directly by Seller; provided, that, in no event will (a) the aggregate amount of indemnity required to be paid by Seller pursuant to Section 9.02(a)(i) (other than with respect to breaches of (i) Section 3.14 (Taxes), (ii) Section 3.22 (Education Regulatory Matters) or (iii) any Fundamental Representation)) exceed the Representation Cap and (b) the aggregate amount of indemnity required to be paid by Seller pursuant to Section 9.02(a) exceed the Cap.

Section 9.07                          Exclusivity.  Other than in the event that a court of competent jurisdiction finally concludes that Seller willfully and knowingly committed fraud against Buyer, with the specific intent to deceive and mislead Buyer regarding the representation and warranties made in Article III of this Agreement, after the Closing, other than as set forth in Section 11.09, the sole and exclusive remedy for any and all claims, Damages or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby, will be the rights of indemnification set forth in Section 6.06 and this Article IX only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law.  This Section 9.07 will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party’s right to seek equitable remedies (including specific performance or injunctive relief) pursuant to Section 11.09.  The provisions of this Section 9.07, together with Section 11.09 and the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for between Seller, on the one hand, and Buyer, on the other hand, and were taken into account by the Parties in arriving at the Purchase Price.  Each Party, respectively, specifically relied upon the provisions of this Section 9.07 in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of Seller) and Article IV (in the case of Buyer).

Section 9.08                          Characterization of Indemnity Payments.  The Parties agree that any indemnification payments made pursuant to Section 6.06 or Article IX will be treated for all Tax purposes as an adjustment to the Purchase Price unless, and then solely to the extent, otherwise required by applicable Law.

ARTICLE IX
 TERMINATION

Section 10.01                          Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)            by mutual written agreement of Seller and Buyer;

(b)            by Seller or Buyer, if any Governmental Authority or Educational Agency having competent jurisdiction has issued a final, non-appealable order, decree, ruling or injunction or taken any other Action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that, this right of termination will not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, such order, decree, ruling, injunction or other Action;

(c)            by Seller or Buyer, if the conditions set forth in Section 8.01(b) will not have been satisfied and such failure to satisfy the conditions set forth in Section 8.01(b) will not be curable prior to the Outside Date, provided that, the right to terminate this Agreement under this Section 10.01(c) will expire, and the conditions set forth under Section 8.01(b) will be deemed waived by Buyer, 45 days after the receipt of a DOE Preacquisition Response that does not satisfy Section 8.01(b);

(d)            by Seller or Buyer, if any of the conditions set forth in Section 8.01, Section 8.02 and Section 8.03 of this Agreement, as applicable, have not been satisfied or waived on or prior to January 15, 2019 (the “Outside Date”); provided, that, either Party may extend the Outside Date one time for a period of 90 days if all of the conditions set forth in Article VIII (other than those conditions that will be satisfied at the Closing) have been satisfied or waived, other than the conditions set forth in Section 8.01 as of the Outside Date; provided further that, the right of termination or extension will not be available to any Party whose failure to comply with its obligations under this Agreement has been the primary cause of, or has primarily resulted in, the failure of any such conditions to be satisfied before such date;

(e)            by Buyer upon written notice to Seller, in the event of a breach of any representation, warranty, covenant or agreement on the part of Seller, such that the conditions specified in Section 8.02 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Seller within 30 days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that, Buyer will not have the right to terminate this Agreement pursuant to this Section 10.01(e) if it is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.03;

(f)            by Seller upon written notice to Buyer, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer, such that the conditions specified in Section 8.03 would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Buyer within 30 days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the applicable Outside Date; provided, that, Seller will not have the right to terminate this Agreement pursuant to this Section 10.01(f) if Seller is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 8.02;

(g)            by Buyer upon written notice to Seller, in the event the Enrollment Shortfall Amount is 900 or greater;

(h)            by Buyer upon written notice to Seller within 10 days following termination of the Ancillary Agreement Period, in the event that Buyer and Seller have not come to final agreement on the forms of the Transaction Documents and Schedule 5.04(c) of the Disclosure Schedules, as contemplated by (and in accordance with) Section 5.20;

(i)            by Buyer if the number of Borrower Defense Claims involving the University or the DVU Transferred Entities exceeds 2,250 on or prior to the Closing Date; or

(j)            by Buyer upon written notice to Seller, in the event HLC fails or declines to take action to approve the University’s change of control application by June 30, 2018.

Section 10.02                          Effect of Termination.

(a)            In the event of termination of this Agreement pursuant to Section 10.01, this Agreement will forthwith become null and void and have no effect, without any Liability on the part of any Party hereto; provided, that, the provisions of this Section 10.02 and Article XI hereof will survive any termination of this Agreement and, except as set forth in Section 10.02(b), nothing herein will relieve a Party from Liability for any willful, intentional and material uncured breach of any of its covenants set forth in this Agreement that resulted in such termination.  The Confidentiality Agreement will not be affected by a termination of this Agreement.

(b)            Any claim or cause of action based upon, arising out of, or related to this Agreement, or any other Transaction Document may only be brought against Persons that are expressly named as parties hereto or thereto.  No former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of Seller, the DVU Transferred Entities, Buyer or any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing will have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of Seller or Buyer under this Agreement or of or for any Action based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Party or other Person or otherwise.

(c)            The Parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE X
 MISCELLANEOUS

Section 10.01                                        Notices.  All notices, requests, claims, demands and other communications required or permitted hereunder will be in writing and will be deemed sent, given and delivered (a) immediately if given by personal delivery, (b) one day after deposit with an overnight delivery service, (c) three days after deposit in the mail via registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice) and (d) upon confirmation of receipt if given by electronic mail, facsimile or other customary means of electronic communication as provided below:

if to Buyer, to:
Cogswell Education, LLC
c/o Greenberg Traurig, P.A.
401 East Las Olas Blvd, Suite 2000
Fort Lauderdale, FL 33301
Attention:  President
 Facsimile No.:  (203) 422-8250

with a copy (which will not constitute notice) to:

Greenberg Traurig, P.A.
401 East Las Olas Blvd, Suite 2000
Fort Lauderdale, FL 33301
Attention:  Matthew W. Miller, Esq.
E-mail:  millerma@gtlaw.com
 Facsimile No.:  (954) 765-1477

if to Seller, to:
Adtalem Global Education Inc.
3005 Highland Parkway
Downers Grove, Illinois,  60515
Attention:  Gena Ashe
E-mail:  gena.ashe@adtalem.com
Facsimile No.:  (630) 515-4555
Attention:  Robert P. Sieland
E-mail:  robert.sieland@adtalem.com
 Facsimile No.:  (630) 515-4555

with a copy (which will not constitute notice) to:

Jones Day
77 W. Wacker Drive, Suite 3500
Chicago, IL  60606
Attention:  Timothy P. FitzSimons
E-mail:  tfitzsimons@jonesday.com
 Facsimile No.:  (312) 782-8585

or to such other address or facsimile number as any Party will notify the other Parties (as provided above) from time to time.  All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m.  in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 11.02                                        Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Seller and Buyer, or in the case of a waiver, by the Party against whom the waiver is to be effective.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as otherwise provided in Section 9.07 or Section 10.02, the rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.03                                        Expenses.  Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each Party will pay its own expenses incident to this Agreement and the transactions contemplated herein; provided, that, if this Agreement is terminated under Section 10.01(b), Section 10.01(c), Section 10.01(d), or Section 10.01(e) (but only to the extent Buyer is not in breach of this Agreement at the time of such termination), Seller shall reimburse up to $300,000 of Buyer’s documented out-of-pocket third-party expenses incurred in connection with this Agreement.

Section 11.04                                        Governing Law; Jurisdiction; Waiver Of Jury Trial.

(a)            This Agreement, and all Actions (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof will be governed by and construed and enforced in accordance with the law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof.  The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing law other than the law of the State of Delaware.

(b)            Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court will not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action at law, in equity, in contract, in tort or otherwise based upon, arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court.  Each of the Parties agrees that a final judgment in any such Action will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.01.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.04(c).

Section 11.05                                        Assignment; Successors and Assigns; No Third Party Beneficiaries.  Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other Parties, be assigned by operation of Law or otherwise, and any attempted assignment will be null and void; provided, that, Buyer may collaterally assign this Agreement and the other Transaction Documents, in whole or in part, to any of its Affiliates or to any party providing debt financing to Buyer or its Subsidiaries (in each case, unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), but no such assignment will relieve either party of its obligations hereunder.  Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.  No provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the Parties and their respective successors and assigns; provided, that, (a) the Indemnified Parties will be express third party beneficiaries of and have the right to enforce Article IX and (b) the D&O Indemnitees will be express third party beneficiaries of and have the right to enforce Section 5.16.

Section 11.06                                        Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement will become effective when each Party will have received a counterpart hereof signed by all of the other Parties.  Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement will have no effect and no Party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF or other equivalent format or by facsimile will be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.07                                        Entire Agreement.  This Agreement, including the Exhibits and Schedules attached thereto and the Transaction Documents constitute the entire agreement among the Parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

Section 10.08                                        Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties will negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.09                                        Specific Performance.

(a)            The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages.  Except as otherwise set forth in this Section 11.09, including the limitations set forth herein, the Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.01, Buyer, on the one hand, and Seller, on the other hand, will, in the event of any breach or threatened breach by Seller, on the one hand, or Buyer, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, be entitled to equitable relief, including an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, by the other, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement.  The Parties hereto have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 11.09.

(b)            Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 11.09.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such order or injunction, all in accordance with the terms of this Section 11.09.  Each Party further agrees that (i) by seeking the remedies provided for in this Section 11.09, a Party will not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.09 will require any Party to institute any Action for (or limit any Party’s right to institute any Action for) specific performance under this Section 11.09 prior or as a condition to exercising any termination right under Article X, nor will the commencement of any Action pursuant to this Section 11.09 or anything set forth in this Section 11.09 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article X or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 11.10                                        Disclosure Schedule.  The Parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of Buyer, (b) the disclosure by Seller of any matter in the Disclosure Schedules will not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement readily apparent on the face of such disclosure, the matter will be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement, and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and will not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement.

Section 11.11                                        Retention of Counsel.  Buyer, for itself and the DVU Transferred Entities, and for Buyer’s and the DVU Transferred Entities’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Seller, on the one hand, and legal counsel, on the other hand, including, without limitation, Jones Day, made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Action arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of Seller and/or any of its Subsidiaries (including the DVU Transferred Entities) and their counsel and would not be subject to disclosure to Buyer in connection with any process relating to a dispute arising under or in connection with this Agreement or otherwise, will continue after the Closing to be privileged communications between Seller and such counsel and neither Buyer nor any Person acting or purporting to act on behalf of or through Buyer will seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the DVU Transferred Entities and not Seller.  Buyer and the DVU Transferred Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of counsel’s representation of a DVU Transferred Entity and Seller prior to the Closing, and all information and documents covered by such privilege or protection, will belong to and be controlled by Seller and may be waived only by Seller, and not a DVU Transferred Entity, and will not pass to or be claimed or used by Buyer or any DVU Transferred Entity, except with respect to the assertion of such privilege or protection against a third party.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SELLER:

ADTALEM GLOBAL EDUCATION INC.

By:	/s/ Lisa W. Wardell
Name: Lisa W. Wardell
Title: President and Chief Executive Officer

BUYER:

COGSWELL EDUCATION, LLC

By:	/s/ Bradley Palmer
Name: Bradley Palmer
Title: Manager